 2015 Annual Report Solid Performance. Strategic Progress. Bunge 2015 Annual Report

 $152m EVA 1 Dear Shareholders: Insisting on a zero-incident safety culture. Driving productivity gains. Investing to optimize an outstanding global asset network. Building value-added businesses. At Bunge, these are our unwavering priorities and, we believe, the right ones for today’s market and for the future. Hard work over the past several years has resulted in a safer workplace, stronger operations and intrinsic value creation. We stand on a strong foundation, well positioned to generate higher earnings and maintain excellent returns in the coming years. A Year of Milestones 2015 was a year of many milestones. We had fewer serious safety incidents, improved returns and a record EBIT performance in Agribusiness. We drove productivity savings and returned capital to shareholders as part of a balanced allocation framework. These were notable achievements, considering the challenging environment. Issues of oversupply, emerging market volatility and weaker GDP growth — facts of life in the commodity space overall — are relevant in ag and food as well. $100m in productivity improvements $300M $249M CAPITAL RETURNED TO SHAREHOLDERS IN 2015 Share Repurchases Dividends

 2015 Bunge Annual Report 1 2014 8.4% 6.6% 2015 10.0% 8.3% $1,291M $1,206M $1,229M 2013 2014 2015 We saw these headwinds materialize in multiple ways during the year. Slow farmer selling and spot buying by customers pressured margins in softseed crush and our U.S. grain business. Food & Ingredients (F&I) faced a nearly 4 percent drop in Brazilian GDP that impacted consumer spending. Although we battled headwinds, we capitalized on opportunities. Bunge’s strong agribusiness position in Brazil enabled us to serve farmers who commercialized large volumes of crops and conduct an impressive export program. Agribusiness volumes in Brazil rose by 4 percent. We also leveraged good structural soy crush margins in the U.S. and Europe, and stepped up activity in Argentina as that country began to reform its agricultural policies. Teams around the world secured hard-won performance improvements, including better China crushing results and solid profitability in sugarcane milling. While our view on the milling operation’s long-term place in Bunge’s portfolio has not changed, the business has fundamentally improved and we are in a better position to realize maximum value moving forward. Weakness in the Brazilian economy will continue to pressure F&I earnings in the country, and slow farmer selling will persist in some markets, especially the northern hemisphere. But there are a number of positive trends in evidence around the world. The combination of these trends and Bunge’s strong positions gives us optimism about earnings growth and continued excellent returns. Global demand for our core Agribusiness products continues to grow, and South America, Bunge’s largest region, will lead the market, with big crops, large export flows and strong margins. Our food business will continue to grow in North America, Europe and Asia, benefiting from leaner operations, consumerdriven innovation and tighter working relationships with key customers. Fertilizer should benefit as Argentine farmers commercialize stocks and invest in inputs. In Sugar, the market outlook is constructive. We are entering a period of declining stocks and the broader Brazilian industry, after several years of $1,291M $1,206M $1,229M 2013 2014 2015 TOTAL SEGMENT EBIT, ADJUSTED 2,3 (US $) RETURN ON INVESTED CAPITAL2 Adjusted for certain gains & charges Adjusted for certain gains & charges and excludes S&B segment

2
2015 Bunge Annual Report

struggles, is unlikely to respond with quick supply increases. This should provide attractive margins for our milling business.

Realizing Earnings Potential

Looking further ahead, we see a clear path to realizing our earnings potential.

Market trends and improvements will play a role. The biggest part of our business is soy crushing, and the fundamentals in that sector are trending positive. Demand for meal and oil is growing and crush utilization rates are improving. The market is steadily cutting into overcapacity, and margins should improve as a result. With over 40 million tons of soy crush capacity, every incremental dollar of margin is a significant benefit to Bunge. At the same time, global trade in grains and oilseeds continues to grow, and Bunge will benefit thanks to our well balanced and highly efficient footprint. A return to more normal conditions in Brazil foods and U.S. grains will result in bottom line improvements from a streamlined asset base.

Most important, however, will be what we control ourselves, and here I have tremendous confidence. We have an outstanding team that has proven its ability to manage a variety of market environments. We are focused on the right things and have made measurable progress across all of our strategic pillars. Our balance sheet is the strongest it has ever been and will enable us to move quickly when opportunities arise. In 2015, we conducted a successful $500 million bond offering and saw our credit ratings improve. We now have BBB or equivalent ratings with a stable outlook from Fitch, Moody's and S&P.


CHINA SOYBEAN IMPORTS
(million metric tons)
81
95
109
2015
2020
2025

Source: USDA


GROWING GLOBAL CONSUMPTION
(indexed)
Soybeans
Veg Oil
Corn
Wheat
130
120
110
100
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Source: USDA, FAO

 2015 Bunge Annual Report 3 In total, Bunge is strategically, operationally and financially rock solid, well prepared for the future and committed to another year of progress in our safety, best in class, winning footprint and right balance strategies. Steady Strategic Progress Safety Our goal is a zero-incident culture. Our strategy involves the application of best-in-class practices in critical areas, especially the control or elimination of the five High Potential Exposures (HPEs) that account for the majority of serious injuries in our operations. It’s a continuous journey that is not free of setbacks, but in 2015, we made progress, reflected in a 34 percent reduction in HPE lost-time incidents and a 17 percent reduction in total lost-time incidents. Our approach to HPEs is anchored in our global safety campaign, Stand for Safety, which empowers employees worldwide with awareness and prevention tools they can use on the job, and requires supervisors to coach, train and engage frequently with their teams. We have expanded the program to include new training modules and supervisor led toolbox talks, and will extend it further in 2016. Highlights will include additional awareness and training efforts, investment in physical assets and improvements to safety process standards in critical areas, such as driving, combustible dust management and work at height. Best in Class The focus on Best in Class has spread throughout all of our operations. Enhanced analytics, optimized assets and improved processes generated over $100 million in savings in 2015, with contributions from each segment. We are on track to reach our 2017 savings targets. Teams produced gains at nearly every point of our integrated value chain—from industrial efficiency and product quality enhancements in processing and packaging, through logistics, to downstream supply chain management and pricing. Following best-in-class principles, approaches pioneered in one part of the business are spreading to other operations. The Bunge Management Operating System, a manufacturing excellence methodology first introduced in F&I oil facilities and then applied in corn and wheat mills, is now being rolled out in crushing plants and refineries. And the Facility Analysis Program (FAP) is moving beyond soy processing and into F&I. In FAP alone, we have identified more than 1,000 improvement opportunities at 23 plants in eight countries. Over the next 15 months, the program is targeting 15 refineries with the largest financial opportunities. 0.04 0.17 INJURY RATES (per 200,000 hours worked) HPE Fatal & Lost Time Total Lost Time

 4 2015 Bunge Annual Report Argentina, we have successfully built an F&I franchise, with packaged and bottled oils, oilseed derived ingredients, and wheat and rice products for domestic and export customers, where we previously had only an Agribusiness value chain. EBIT in Argentine F&I has grown by over four times in the past five years. The acquisitions of Whole Harvest Foods and Heartland Harvest in the U.S. show how we are acquiring new capabilities, including expeller pressing, new refining technology and a broader milled ingredient portfolio, through bolt-on acquisitions. Our joint venture with TerraVia, formerly Solazyme, has a promising pipeline of algae-based oil and ingredient products. A Diverse, Multicultural Team The ultimate foundation of the Company is our team, and we have an outstanding one. For Bunge, being a diverse, multicultural team is both part of our DNA and a conscious choice that we pursue with energy and passion. A key behavior we promote among our colleagues is to “be an owner.” We expect much of each other and demand more of ourselves; show the courage of our convictions and applaud it in our colleagues; insist on clarity and accountability, and deliver both at all times. We will continue to imbue the concept of ownership throughout the Company and develop the next generation of leaders by reinvigorating our longstanding development programs and investing in new HR and learning management systems. Winning Footprint Bunge’s existing footprint is strongest in the world’s most important regions, and we continue to pursue efficiency improvements in established regions and expansion in high growth areas. We are taking many of these steps through partnerships to reduce capital requirements and unlock additional capabilities. In 2015, we formed a joint venture with the Saudi Agricultural and Livestock Investment Co., and together invested in CWB and established G3, a Canadian export oriented grain company. The combination of Bunge’s existing Canadian grain operations and CWB’s network of interior origination assets creates a strong new competitor in the country. That partnership and a revitalized export terminal in New Orleans — renovation of which is currently underway — provide more efficient conduits for North American export flows. We are executing a similar strategy in Brazil, via our northern export corridor assets. A new, co-located crushing facility at our expanded export terminal in Nikolayev, Ukraine will expand our export program in the Black Sea region, which is an area of critical growth in grain and sunoil exports. Right Balance A winning footprint is not related just to Agribusiness. The 2015 addition of the Pacífico wheat mill, which will replace two older Bunge facilities, secures a leading position in the São Paulo market, Brazil’s largest, with a higher efficiency asset. It is an example of how we are strengthening a profitable, core F&I business, and how our four strategic pillars complement each other to create an effective approach. Our goal is to build a business portfolio in which value-added operations account for 35 percent of EBIT. In addition to moves like the Pacífico acquisition, we are extending our value chain into new markets. In

2015 Bunge Annual Report 5 Stewardship of the Value Chain Our sense of ownership encompasses the entire value chain, from farm to table. It is a view that has motivated our decade long commitment to sustainability, a journey in which we have demonstrated leadership in the form of the Soy Moratorium in Brazil, engaged with other value chain participants in multi-stakeholder groups like Field to Market and Bonsucro, and set and achieved progressively more ambitious goals to shrink the GHG, water and waste footprints of our own operations. A recent highlight was the recognition of Bunge by EXAME magazine as the most sustainable company in Brazil. It was a great and deserved honor that is a testament to the hard work and leadership of our Brazil team, owners all. We’re increasing our pace of change and depth of commitment in three key areas: building 21st Century value chains, integrating sustainability more fully into our long-term strategy and governance, and increasing our transparency and advocacy. In 2015 we became a signatory to the CEO Water Mandate, a UN-sponsored effort to address critical issues of water scarcity and human rights; issued a commitment to zero-deforestation supply chains; and, in partnership with TFT, worked to implement our 2014 palm oil sourcing policy. In Q4 2015, approximately 67 percent of our global palm oil volumes were traceable to the mill level. By the end of this year we also expect to issue a plan for the implementation of our zero-deforestation commitment. Building on a Strong Foundation Many commodity cycles have occurred in the past 200 years — a lot of highs and lows — and Bunge has navigated them all with a long-term perspective, a sense of ownership and an entrepreneurial spirit. Looking forward we are confident that our outstanding team will build on our strong foundation and, with the courage of convictions born of two centuries of experience, deliver for shareholders, customers and society. Soren Schroder CEO, Bunge Limited

6 2015 Bunge Annual Report Total Segment EBIT Reconciliation Year Ended December 31 (US $ in millions) 2013 2014 2015 Total segment EBIT, adjusted $1,291 $1,206 $1,229 Certain gains & charges 38 (250) 19 Interest income 76 87 43 Interest expense (363) (347) (258) Income tax expense (904) (249) (296) Income from discontinued operations, net of tax 97 32 35 Noncontrolling interests’ share of interest and tax 71 36 19 Net income attributable to Bunge $ 306 $ 515 $ 791 ROIC Reconciliation Year Ended December 31 (US $ in millions) 2013 2014 2015 Excludes certain gains & charges Excludes certain gains & charges and Sugar & Bioenergy Excludes certain gains & charges Excludes certain gains & charges and Sugar & Bioenergy Excludes certain gains & charges Excludes certain gains & charges and Sugar & Bioenergy Income from continuing operations before income tax $ 1,014 $ 1,014 $ 734 $ 734 $ 1,051 $1,051 Interest expense 363 363 347 347 258 258 Certain gains & charges (38) (38) 250 250 (19) (19) Sugar & Bioenergy EBIT – 34 – 35 – 22 Operating income before income tax $ 1,339 $ 1,373 $ 1,331 $ 1,366 $ 1,290 $1,312 Tax Rate 30% 30% 28% 26% 27% 26% Return $ 944 $ 968 $ 965 $ 1,011 $ 946 $ 976 Average total capital4 $16,179 $13,145 $14,639 $12,058 $11,344 $9,794 ROIC 5.8% 7.4% 6.6% 8.4% 8.3% 10.0% 1. The Company calculates economic value added (EVA) by comparing Bunge’s return on invested capital (ROIC) to its weighted average cost of capital multiplied by invested capital, based on a four-quarter average. EVA and ROIC are non-GAAP financial measures. 2. Total segment earnings before interest and tax (“EBIT”) and return on invested capital (“ROIC”) are non-GAAP financial measures. Reconciliations to the most directly comparable U.S. GAAP financial measures are presented above. 3. Excludes discontinued operations and adjusted for certain gains & charges. 4. Trailing four-quarter average of total equity plus total debt. 29MAR201300314706

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 10-K _ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015 or _ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number 001-16625 BUNGE LIMITED (Exact name of registrant as specified in its charter) (State or other jurisdiction of incorporation or organization) Bermuda (IRS Employer Identification No.) 98-0231912 (Address of principal executive offices) 50 Main Street White Plains, New York USA (Zip Code) 10606 (Registrant’s telephone number, including area code) (914) 684-2800 Securities registered pursuant to Section 12(b) of the Act: Title of each class Common Shares, par value $.01 per share Name of each exchange on which registered New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _ No _ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes _ No _ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _ No _ Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _ No _ Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of ‘‘large accelerated filer,’’ ‘‘accelerated filer,’’ and ‘‘smaller reporting company’’ in Rule 12b-2 of the Exchange Act: Large Accelerated filer _ Accelerated filer _ Non-accelerated filer _ (do not check if a smaller reporting company) Smaller reporting company _ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes _ No _ The aggregate market value of registrant’s common shares held by non-affiliates, based upon the closing price of our common shares on the last business day of the registrant’s most recently completed second fiscal quarter, June 30, 2015, as reported by the New York Stock Exchange, was approximately $12,561 million. Common shares held by executive officers and directors and persons who own 10% or more of the issued and outstanding common shares have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not a determination for any other purpose. As of February 19, 2016, 140,979,440 Common Shares, par value $.01 per share, were issued and outstanding. DOCUMENTS INCORPORATED BY REFERENCE Portions of the proxy statement for the 2016 Annual General Meeting of Shareholders to be held on May 25, 2016 are incorporated by reference into Part III.

 TABLE OF CONTENTS PAGE PART I Item 1. Business 1 Item 1A. Risk Factors. 8 Item 1B. Unresolved Staff Comments. . 15 Item 2. Properties 15 Item 3. Legal Proceedings 16 Item 4. Mine Safety Disclosures 16 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.. 17 Item 6. Selected Financial Data . 19 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. . 20 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 40 Item 8. Financial Statements and Supplementary Data. 43 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 43 Item 9A. Controls and Procedures. 43 Item 9B. Other Information . 47 PART III Item 10. Directors, Executive Officers, and Corporate Governance. . 47 Item 11. Executive Compensation 47 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.. 47 Item 13. Certain Relationships and Related Transactions, and Director Independence 47 Item 14. Principal Accounting Fees and Services 47 PART IV Item 15. Exhibits, Financial Statement Schedules 48 Schedule II – Valuation and Qualifying Accounts. . E-1 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS F-1 SIGNATURES. S-1 2015 Bunge Annual Report i

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS The Private Securities Litigation Reform Act of 1995 provides a improvement, operational excellence and other business ‘‘safe harbor’’ for forward looking statements to encourage optimization initiatives; companies to provide prospective information to investors. This Annual Report on Form 10-K includes forward looking • industry conditions, including fluctuations in supply, demand statements that reflect our current expectations and projections and prices for agricultural commodities and other raw about our future results, performance, prospects and materials and products that we sell and use in our business, opportunities. Forward looking statements include all fluctuations in energy and freight costs and competitive statements that are not historical in nature. We have tried to developments in our industries; identify these forward looking statements by using words including ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘anticipate,’’ • weather conditions and the impact of crop and animal ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘continue’’ and similar disease on our business; expressions. These forward looking statements are subject to a number of risks, uncertainties, assumptions and other factors • global and regional economic, agricultural, financial and that could cause our actual results, performance, prospects or commodities market, political, social and health conditions; opportunities to differ materially from those expressed in, or • our ability to remediate the reported material weakness in implied by, these forward looking statements. These factors our internal control over financial reporting; include the risks, uncertainties, trends and other factors discussed under the headings ‘‘Item 1A. Risk Factors,’’ as well • operational risks, including industrial accidents and natural as ‘‘Item 1. Business,’’ ‘‘Item 7. Management’s Discussion and disasters; and Analysis of Financial Condition and Results of Operations,’’ and elsewhere in this Annual Report on Form 10-K, including: • other factors affecting our business generally. • changes in governmental policies and laws affecting our In light of these risks, uncertainties and assumptions, you business, including agricultural and trade policies and should not place undue reliance on any forward looking environmental, tax and biofuels regulation; statements contained in this Annual Report on Form 10-K. Additional risks that we may currently deem immaterial or that • our funding needs and financing sources; are not presently known to us could also cause the forward looking events discussed in this Annual Report on Form 10-K • changes in foreign exchange policy or rates; not to occur. Except as otherwise required by federal securities • the outcome of pending regulatory and legal proceedings; law, we undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new • our ability to complete, integrate and benefit from information, future events, changed circumstances or any other acquisitions, divestitures, joint ventures and strategic reason after the date of this Annual Report on Form 10-K. alliances; • our ability to achieve the efficiencies, savings and other benefits anticipated from our cost reduction, margin ii 2015 Bunge Annual Report

2015 Bunge Annual Report 1

PART I

Item 1. BUSINESS

References in this Annual Report on Form 10-K to "Bunge Limited," "Bunge," "the Company," "we," "us" and "our" refer to Bunge Limited and its consolidated subsidiaries, unless the context otherwise indicates.

BUSINESS OVERVIEW

We are a leading global agribusiness and food company with integrated operations that stretch from the farm field to consumer foods. We believe we are a leading:

- global oilseed processor and producer of vegetable oils and protein meals, based on processing capacity;
- global grain processor;
- seller of packaged vegetable oils worldwide, based on sales;
- producer and seller of wheat flours and bakery mixes, dry milled corn products and milled rice products in North and South America based on volume; and
- producer of sugar and ethanol in Brazil and global trader and merchandiser of sugar, based on volume.

We conduct our operations in five segments: Agribusiness, Edible Oil Products, Milling Products, Sugar and Bioenergy and Fertilizer. We refer to the Edible Oil and Milling Products segments collectively as our Food and Ingredients businesses. Our strategy is to profitably grow our position in our core Agribusiness grain and oilseed value chains, capitalizing on our key origination, logistics, processing and risk management competencies while pursuing operational excellence. We also are focused on growing our value added Food & Ingredients businesses so that over time they represent a more significant percentage of our earnings.

Our Agribusiness segment is an integrated, global business principally involved in the purchase, storage, transport, processing and sale of agricultural commodities and commodity products. Our Agribusiness operations and assets are located in North and South America, Europe and Asia-Pacific, and we have merchandising and distribution offices throughout the world.

Our Food and Ingredients businesses, which consist of two reportable business segments: Edible Oil Products and Milling Products, include businesses that produce and sell edible oil based products, including vegetable oils, shortenings, margarines and mayonnaise and milled grain products such as wheat flours, bakery mixes, corn-based products and rice. The operations and assets of our Edible Oil Products segment are located in North and South America, Europe and Asia-Pacific and the operations and assets of our Milling Products segment are located in North and South America.

Our Sugar and Bioenergy segment produces and sells sugar and ethanol derived from sugarcane, as well as energy derived from the sugar and ethanol production process, through our operations in Brazil. Our operations in this segment also include global trading and merchandising of sugar and ethanol.

Our Fertilizer segment is involved in producing, blending and distributing fertilizer products for the agricultural industry in South America, with production and blending assets and operations in Argentina and port facilities in Brazil and Argentina.

HISTORY AND CORPORATE INFORMATION

Bunge Limited is a limited liability company formed under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number EC20791. We trace our history back to 1818 when we were founded as a trading company in Amsterdam, The Netherlands. We are a holding company, and substantially all of our operations are conducted through our subsidiaries. Our principal executive offices and corporate headquarters are located at 50 Main Street, White Plains, New York, 10606, United States of America and our telephone number is (914) 684-2800. Our registered office is located at 2 Church Street, Hamilton, HM 11, Bermuda.

2015 Summary Operating Highlights. In our Agribusiness segment in 2015, we continued to expand our network of integrated assets. In Canada, we formed a joint venture, G3 Global Grain Group ("G3") to expand our Canadian grain business. We upgraded and expanded existing port terminals in Ukraine and the U.S., as well as progressed on the construction of oilseed processing plants in Ukraine and in Asia-Pacific. In our Food and Ingredients businesses, we completed the acquisitions of Moinho Pacifico, a leading wheat flour miller in Brazil, Whole Harvest Foods, a U.S. refiner and packager of cooking oils and Heartland Harvest, a U.S. producer of die cut pellets made from a variety of starches used to make products for the snack food industry. We also made progress on the construction of a new wheat mill in Rio de Janeiro state, Brazil. In our Sugar and Bioenergy segment, our sugarcane milling operations benefitted from improved market conditions, as well as lower costs and greater efficiency due to our performance improvement initiatives.

AGRIBUSINESS

Overview. Our Agribusiness segment is an integrated, global business involved in the purchase, storage, transport, processing and sale of agricultural commodities and commodity products while managing risk across various product lines. The principal agricultural commodities that we handle in this segment are oilseeds, primarily soybeans, rapeseed, canola and sunflower seed, and grains, primarily wheat and corn. We process oilseeds into vegetable oils and protein meals, principally for the food, animal feed and biodiesel industries, through a global network of facilities. Our footprint is well balanced, with approximately 36% of our

2 2015 Bunge Annual Report

processing capacity located in South America, 29% in North America, 20% in Europe and 15% in Asia-Pacific.

Customers. We sell agricultural commodities and processed commodity products to customers throughout the world. The principal purchasers of our oilseeds, grains and oilseed meal are animal feed manufacturers, livestock producers, wheat and corn millers and other oilseed processors. As a result, our agribusiness operations generally benefit from global demand for protein, primarily for poultry and pork products. The principal purchasers of the unrefined vegetable oils produced in this segment are our own Food and Ingredients businesses and third-party edible oil processing companies, which use these oils as raw materials in the production of edible oil products for the food service, food processor and retail markets. In addition, we sell oil products for various non-food uses, including industrial applications and the production of biodiesel.

Distribution and Logistics. We have developed an extensive global logistics network to transport our products, including trucks, railcars, river barges and ocean freight vessels. Typically, we either lease the transportation assets or contract with third parties for these services. To better serve our customer base and develop our global distribution and logistics capabilities, we own or operate either directly or through joint venture arrangements, various port terminal facilities globally, including in Brazil, Argentina, the United States, Canada, Russia, Ukraine, Poland, Vietnam and Australia.

Financial Services and Activities. We also offer various financial services, principally trade structured finance and financial risk management services for customers and other third parties. Our trade structured finance operations leverage our international trade flows to generate trade finance derived liquidity in emerging markets for customers and other third parties. Our financial risk management services include structuring and marketing over-the-counter ("OTC") risk management products to enable agricultural producers and end users of commodities to manage their commodity price risk exposures. Through our Financial Services Group we also engage in proprietary trading of foreign exchange and other financial instruments. Additionally, in Brazil, we provide financing services to farmers from whom we purchase soybeans and other agricultural commodities. Our farmer financing activities are an integral part of our grain and oilseed origination activities as they help assure the annual supply of raw materials for our Brazilian agribusiness operations.

Other. We have minority interests in biodiesel producers in Europe and South America. Additionally, we operate three animal feed mills in China. These businesses are complementary to our core Agribusiness operations as in each case we supply some of the raw materials (crude vegetable oil and soybean meal) used in their production processes.

Raw Materials. We purchase oilseeds and grains either directly from farmers or indirectly through intermediaries. Although the availability and price of agricultural commodities may, in any given year, be affected by unpredictable factors such as weather, government programs and policies and farmer planting decisions, our operations in major crop growing regions globally have enabled us to source adequate raw materials for our operational needs.

Competition. Due to their commodity nature, markets for our products are highly competitive and subject to product substitution. Competition is principally based on price, quality, product and service offerings and geographic location. Major competitors include but are not limited to: The Archer Daniels Midland Co. ("ADM"), Cargill Incorporated ("Cargill"), Louis Dreyfus Group, Glencore International PLC and large regional companies such as Wilmar International Limited and China National Cereals and Oils and Foodstuffs Corporation Limited ("COFCO") largely in Asia-Pacific.

FOOD AND INGREDIENTS

Overview. Our Food and Ingredients businesses include two reportable business segments: Edible Oil Products and Milling Products. We primarily sell our products to three customer types or market channels: food processors, food service companies and retail outlets. The principal raw materials used in our Food and Ingredients businesses are various crude and further processed vegetable oils in our Edible Oil Products segment, and wheat, corn and rice in our Milling Products segment. These raw materials are agricultural commodities that we either produce or purchase from third parties. We seek to realize synergies between our Food and Ingredients and Agribusiness operations through our raw material procurement activities and co-location of industrial facilities, enabling us to benefit from being an integrated, global enterprise.

Edible Oil Products

Products. Our edible oil products include packaged and bulk oils, shortenings, margarines, mayonnaise and other products derived from the vegetable oil refining process. We primarily use soybean, sunflower, rapeseed and canola oil that we produce in our Agribusiness segment oilseed processing operations as raw materials in this business. We are a leading seller of packaged vegetable oils worldwide, based on sales. We have edible oil refining and packaging facilities in North America, South America, Europe and Asia-Pacific.

In Brazil, our retail edible oil brands include *Soya*, the leading packaged vegetable oil brand, as well as *Primor* and *Salada*. We are also a leader in the Brazilian margarine market with our brands *Delícia* and *Primor*, as well as in mayonnaise with our *Soya*, *Primor* and *Salada* brands. In shortenings, we are a leading supplier to the food processor market. We also produce processed tomato and other staple food products, including sauces, condiments and seasonings in Brazil under several brand names.

In the United States and Canada, we offer our customers high quality solutions to fit their goals, such as reducing trans-fats or lowering saturated fats. Our products include *Nutra-Clear NT Ultra*, a high oleic canola oil that is trans-fat free and low in saturated fats and *Pro-Formance NT*, a high oleic soybean oil

2015 Bunge Annual Report 3

that is highly stable and trans-fat free. We have also developed proprietary fiber addition processes that allow bakery and food processor customers to achieve significant reductions in saturated fats in shortenings. We also offer expeller pressed and physically refined oils to food service customers under the brand *Whole Harvest* and also produce margarines and buttery spreads, including our leading brand *Country Premium*, for food service, food processor and retail private label customers.

In Europe, we are a leader in consumer packaged vegetable oils, which are sold in various geographies under brand names including *Venusz, Floriol, Kujawski, Olek, Unisol, Ideal, Oleina, Maslenitsa, Oliwier, Salat* and *Rozumnitsa*, and a leader in margarines, including our brand names *Smakowita, Maslo Rosline, Masmix, Optima, Deli Reform, Keiju, Evesol, Linco, Gottgott, Suvela* and *Finuu*. Most recently, we have introduced *Optima* margarine with DHA for consumers interested in adding omega-3 fatty acids to their diets. Additionally, we have introduced first cold pressed oils and spice & herb enhanced products under our *Deli Reform* brand.

In India, our brands include *Dalda, Ginni* and *Chambal* in edible oils; *Dalda* and *Gagan* in vanaspati; and *Masterline* in professional bakery fats. In China, our edible oil brand is *Dou Wei Jia*.

Customers. Our customers include baked goods companies, snack food producers, restaurant chains, food service distributors and other food manufacturers who use vegetable oils and shortenings as ingredients in their operations, as well as grocery chains, wholesalers, distributors and other retailers who sell to consumers under our brand names or under private labels. These customers include global and national food processors and manufacturers, many of which are leading brand owners in their product categories.

Competition. Competition is based on a number of factors, including price, raw material procurement, distribution capabilities and cost structure, brand recognition, product quality, innovation, technical support, new product introductions, composition and nutritional value and advertising and promotion. Our products may compete with widely advertised, well-known, branded products, as well as private label and customized products. In the United States and Canada, our principal competitors in the Edible Oil Products segment include ADM, Cargill, Stratas Foods LLC, Unilever NV/PLC ("Unilever") and Ventura Foods LLC. In addition, in Brazil our principal competitors also include ADM, Cargill, Imcopa, BRF S.A. and JBS S.A. In Europe, our principal competitors include ADM, Cargill, Unilever and various local companies in each country.

Milling Products

Products. Our Milling Products segment activities include the production and sale of a variety of wheat flours and bakery mixes in Brazil and Mexico, corn-based products in the United States and Mexico derived from the corn dry milling process and milled rice products in the United States and Brazil. Our brands in Brazil include *Suprema, Soberana, Primor* and *Predileta* wheat flours and *Gradina*, and *Pre-Mescla* bakery premixes. Our wheat flour and bakery mix brands in Mexico include *Espiga, Esponja, Francesera, Chulita, Galletera* and *Pastelera*. Our corn milling products consist primarily of dry-milled corn meals, flours and flaking and brewer's grits, as well as soy-fortified corn meal, corn-soy blend and other similar products. As part of our corn portfolio we also sell whole grain and fiber ingredients. In the U.S., we have most recently added ancient grains, such as quinoa and millet to our portfolio. We have also introduced a range of extruded products that include die cut pellets for the snack food industry. We mill and sell bulk and packaged rice in the United States and also sell branded rice in Brazil under the *Primor* brand.

Customers. The primary customers for our wheat milling products are food processing, bakery and food service companies. The primary customers for our corn milling products are companies in the food processing sector, such as cereal, snack, bakery and brewing companies, as well as the U.S. Government for humanitarian assistance programs. Our rice milling business sells to customers in the food service and food processing channels, as well as for export markets.

Competition. Competition is based on a variety of factors, including price, raw material procurement, brand recognition, product quality, nutritional profile, dietary trends and distribution capabilities. In Brazil, our major competitors are Glencore, M. Dias Branco, J.Macedo and Moinho Anaconda, as well as many small regional producers. Our major competitors in North American corn milling include Cargill, Didion Milling Company, SEMO Milling, LLC and Life Line Foods, LLC. Our major competitors in our U.S. rice milling business include ADM and Farmers' Rice Cooperative. Our major competitors in Mexico include Grupo Elizondo, Molinera de México and Grupo Trimex.

SUGAR AND BIOENERGY

Overview. We are a leading, integrated producer of sugar and ethanol in Brazil, and a leading global trader and merchandiser of sugar. We own and operate eight sugarcane mills in Brazil, the world's largest producer and exporter of sugar. As of December 31, 2015, our mills had a total crushing capacity of approximately 21 million metric tons per year. Sugarcane, which is the raw material that we use to produce sugar and ethanol, is supplied by a combination of our own plantations and third-party farmers. Additionally, through cogeneration facilities at our sugarcane mills, we produce electricity from the burning of sugarcane bagasse (the fibrous portion of the sugarcane that remains after the extraction of sugarcane juice) in boilers, which enables our mills to meet their energy requirements. Any surplus electricity is sold to the local grid or other large third-party users of electricity. Our trading and merchandising operations engage in marketing and selling sugar through regional marketing offices in various locations and managing the sugar price risk for our business.

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In recent years, our sugar milling business in Brazil has faced a number of significant challenges, including adverse weather conditions which negatively affected the supply and quality of the sugarcane supplied to our mills, as well as structural challenges stemming primarily from low global sugar prices, domestic cost inflation and the Brazilian government's fuel policy which for a period of time capped gasoline prices, thereby impacting ethanol prices as well. The combination of these and other factors resulted in our decision to reduce the capital allocated to this business beginning in 2014, with future investment dedicated to agricultural and industrial maintenance and efficiency requirements. Additionally, as previously announced, we are continuing to explore alternatives to reduce our exposure to the Brazilian sugarcane industry. However, the nature and timing of any potential outcome or transaction is uncertain and cannot be predicted.

Raw Materials. Sugarcane is our principal raw material in this segment, and we both produce it and procure it through third-party supply contracts. The annual harvesting cycle in Brazil typically begins in late March/early April and ends in late November/early December. Once planted, sugarcane is harvested for five to six years, but the yield decreases with each harvest over the life cycle of the cane. As a result, after this period, old sugarcane plants are typically removed and the area is replanted. The quality and yield of the harvested cane are also affected by factors such as soil quality, topography, weather and agricultural practices.

Our mills are supplied with sugarcane grown on approximately 326,000 hectares of land. This land represents approximately 19,000 hectares of land that we own, 211,000 hectares of land that we manage under agricultural partnership arrangements and 96,000 hectares of land farmed by third-party farmers. In 2015, approximately 62% of our total milled sugarcane came from our owned or managed plantations and 38% was purchased from third-party suppliers. Payments under the agricultural partnership agreements and third-party supply contracts are based on a formula which factors in the volume of sugarcane per hectare, sucrose content of the sugarcane and market prices for sugarcane, which are set by Consecana, the São Paulo state sugarcane, sugar and ethanol council.

Our sugarcane planting and harvesting processes are substantially mechanized. Mechanized harvesting does not require burning of the cane prior to harvesting, significantly reducing the environmental impact when compared to manual harvesting and resulting in improved soil condition.

Logistics. Harvested sugarcane is loaded onto trucks and trailers and transported to our mills. Since the sucrose content of the sugarcane begins to degrade rapidly after harvesting, we seek to minimize the time and distance between the cutting of the cane and its delivery to our mills for processing.

Products. Our mills allow us to produce ethanol, sugar and electricity, as further described below. At mills that produce both sugar and ethanol, we are able to adjust our production mix within certain capacity limits between ethanol and sugar, as well as, for certain mills, between different types of sugar (raw and crystal) and ethanol (hydrous and anhydrous). The ability to adjust our production mix allows us to respond to changes in customer demand and market prices.

Sugar. Our current maximum sugar production capacity is 5,900 metric tons per day which, in a season of 5,000 hours of milling, results in an annual maximum production capacity of approximately 1.2 million metric tons of sugar. We produce two types of sugar: very high polarity ("VHP") raw sugar and white crystal sugar. VHP sugar is similar to the raw sugar traded on major commodities exchanges, including the standard NY11 contract, and is sold almost exclusively for export. Crystal sugar is a non-refined white sugar and is principally sold domestically in Brazil.

Ethanol. Our current maximum ethanol production capacity is 6,200 cubic meters per day which, in a season of 5,000 hours of milling, results in an annual maximum production capacity of over 1.3 million cubic meters of ethanol. We produce and sell two types of ethanol: hydrous and anhydrous. Hydrous ethanol is consumed directly as a transport fuel, while anhydrous ethanol is blended with gasoline in transport fuels.

Electricity. We generate electricity from burning sugarcane bagasse in our mills. As of December 31, 2015, our total installed cogeneration capacity was approximately 322 megawatts, with 131 megawatts available for resale to third parties after supplying our mills' energy requirements, representing approximately 590,000 megawatt hours of electricity available for resale.

Customers. The sugar we produce at our mills is sold in both the Brazilian domestic and export markets. Our domestic customers are primarily in the confectionary and food processing industries. The ethanol we produce is primarily sold to customers for use in the Brazilian domestic market to meet the demand for fuel. We also export ethanol in the international market. Our sugar trading and merchandising operations purchase and sell sugar and ethanol from our own operations as well as third parties to meet international demand.

Other. We have a minority investment in a U.S. corn based ethanol production facility and a 50% interest in a joint venture that produces corn based ethanol in Argentina. We have a 49.9% interest in a joint venture with Solazyme, Inc. for the production of renewable oils, which uses sugar supplied by one of our mills as a raw material.

Competition. We compete with other sugar and ethanol producers in Brazil and internationally, and in the global market with beet sugar processors, producers of other sweeteners and other biofuels producers. The industry is highly competitive, with raw material procurement, cost structure, selling price and distribution capabilities being important competitive factors. Our major competitors in Brazil include Cosan Limited, São Martinho S.A., LDC-SEV Bioenergia and ED&F Man. Our major international competitors include British Sugar PLC, Südzucker AG, Cargill, Tereos Group, Sucden Group and COFCO.

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FERTILIZER

Overview. Through our operations in Argentina, we produce, blend and distribute a range of NPK fertilizers, including phosphate-based liquid and solid nitrogen fertilizers. NPK refers to nitrogen (N), phosphate (P) and potassium (K), the main components of chemical fertilizers, used for crop production primarily soybeans, corn and wheat. Our operations in Argentina are closely linked to our grain origination activities as we supply fertilizer to producers who supply us with grain. We also have a 75% controlling interest in a single super phosphate production ("SSP") plant and a strategically located river port facility in Argentina. In Brazil, we supply fertilizer to farmers as part of our grain origination activities, and operate a fertilizer terminal in the Port of Santos.

Products and Services. We offer a complete fertilizer portfolio, including SSP, ammonia, urea and ammonium thiosulfate that we produce, as well as monoammonium phosphate ("MAP"), diammonium phosphate, triple supersphosphate, urea, UAN, ammonium sulfate and potassium chloride that we purchase from third parties and resell. We market our products under the *Bunge* brand, as well as the *Solmix* brand for liquid fertilizers.

Raw Materials. Our principal raw materials in this segment are concentrated phosphate rock, sulfuric acid, natural gas, ammonium nitrate and sulphur. The prices of fertilizer raw materials are typically based on international prices that reflect global supply and demand factors and global transportation and other logistics costs. Each of these fertilizer raw materials is readily available in the international market from multiple sources.

Competition. Competition is based on a number of factors, including delivered price, product offering and quality, location, access to raw materials, production efficiency and customer service, including, in some cases, customer financing terms. Our main competitors in our fertilizer operations are ASP (Agrium), YPF, Profertil, Nidera, Yara International ("Yara") and Louis Dreyfus Commodities.

RISK MANAGEMENT

Risk management is a fundamental aspect of our business. Engaging in the hedging of risk exposures and anticipating market developments are critical to protect and enhance our return on assets. As such, we are active in derivative markets for agricultural commodities, energy, ocean freight, foreign currency and interest rates. We seek to leverage the market insights that we gain through our global operations across our businesses by actively managing our physical and financial positions on a daily basis. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

INSURANCE

In each country where we conduct business, our operations and assets are subject to varying degrees of risk and uncertainty. We insure our businesses and assets in each country in a manner that it deems appropriate for a company of our size and activities, based on an analysis of the relative risks and costs. We believe that our geographic dispersion of assets helps mitigate risk to our business from an adverse event affecting a specific facility; however, if we were to incur a significant loss or liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations.

OPERATING SEGMENTS AND GEOGRAPHIC AREAS

We have included financial information about our reportable segments and our operations by geographic area in Note 26 of the notes to our consolidated financial statements.

RESEARCH AND DEVELOPMENT, INNOVATION, PATENTS AND LICENSES

Our research and development activities are focused on developing products and improving processes that will drive growth or otherwise add value to our core business operations. In our Food and Ingredients business area, we have research and development centers located in the United States, Brazil, Poland and Hungary to develop and enhance technology and processes associated with product development. Additionally, the evolution of biotechnology has created opportunities to develop and commercialize processes related to the transformation of oilseeds, grains and other commodities. To better take advantage of related opportunities, our global innovation activities involve scouting, developing, buying, selling and/or licensing next generation technologies in food, feed and fuel.

Our total research and development expenses were $16 million for the year 2015, $20 million for the year 2014 and for the year $19 million for 2013. As of December 31, 2015, our research and development organization consisted of 149 employees worldwide.

We own trademarks on the majority of the brands we produce in our Food and Ingredients and Fertilizer businesses. We typically obtain long-term licenses for the remainder. We have patents covering some of our products and manufacturing processes. However, we do not consider any of these patents to be material to our business. We believe we have taken appropriate steps to either own or license all intellectual property rights that are material to carrying out our business.

SEASONALITY

In our Agribusiness segment, while there is a degree of seasonality in the growing season and procurement of our principal raw materials, such as oilseeds and grains, we typically do not experience material fluctuations in volume between the first and second half of the year since we are geographically diversified between the northern and southern hemispheres, and we sell and distribute products throughout the year. However, the first fiscal quarter of the year has generally been our weakest in terms of financial results due to

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the timing of the North and South American oilseed harvests as the North American harvest peaks in the third and fourth fiscal quarters and the South American harvest peaks in the second fiscal quarter, and thus our North and South American grain merchandising and oilseed processing activities are generally at lower levels during the first quarter.

In our Food and Ingredients segments, demand for certain of our food items may be influenced by holidays and other annual events.

We experience seasonality in our Sugar and Bioenergy segment as a result of the Brazilian sugarcane growing cycle. In the Center-South of Brazil, the sugarcane harvesting period typically begins in late March/early April and ends in late November/early December. This creates fluctuations in our sugar and ethanol inventories, which usually peak in December to cover sales between crop harvests. These factors result in earnings being weighted towards the second half of the year. This segment is also impacted by the yield development of the sugarcane crops over the course of the crop year with sugar content reaching its highest level in the middle of the crop. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another.

In our Fertilizer segment, we are subject to seasonal trends based on the South American agricultural growing cycle as farmers typically purchase the bulk of their fertilizer needs in the second half of the year.

GOVERNMENT REGULATION

We are subject to a variety of laws in each of the countries in which we operate which govern various aspects of our business, including the processing, handling, storage, transport and sale of our products; risk management activities; land-use and ownership of land, including laws regulating the acquisition or leasing of rural properties by certain entities and individuals; and environmental, health and safety matters. To operate our facilities, we must obtain and maintain numerous permits, licenses and approvals from governmental agencies and our facilities are subject to periodic inspection by governmental agencies. In addition, we are subject to other laws and government policies affecting the food and agriculture industries, including food and feed safety, nutritional and labeling requirements and food security policies. From time to time, agricultural production shortfalls in certain regions and growing demand for agricultural commodities for feed, food and fuel use have caused prices for relevant agricultural commodities to rise. High commodity prices and regional crop shortfalls have led, and in the future may lead, governments to impose price controls, tariffs, export restrictions and other measures designed to assure adequate domestic supplies and/or mitigate price increases in their domestic markets, as well as increase the scrutiny of competitive conditions in their markets.

Many countries globally are using and producing biofuels as alternatives to traditional fossil fuels. Biofuels convert crops, such as sugarcane, corn, soybeans, palm, rapeseed or canola and other oilseeds, into ethanol or biodiesel to extend, enhance or substitute for fossil fuels. Production of biofuels has increased significantly in recent years in response to both periods of high fossil fuel prices and government incentives for the production of biofuels offered in many countries, including the United States, Brazil, Argentina and many European countries. Furthermore, in several countries, governmental authorities are mandating biofuels use in transport fuel at specified levels. As such, the markets for agricultural commodities used in the production of biofuels have become increasingly affected by the growth of the biofuels industry and related legislation.

ENVIRONMENTAL MATTERS

We are subject to various environmental protection and occupational health and safety laws and regulations in the countries in which we operate. Our operations may emit or release certain substances, which may be regulated or limited by applicable laws and regulations. In addition, we handle and dispose of materials and wastes classified as hazardous or toxic by one or more regulatory agencies. Our operations are also subject to laws relating to environmental licensing of facilities, restrictions on land use in certain protected areas, forestry reserve requirements, limitations on the burning of sugarcane and water use. We incur costs to comply with health, safety and environmental regulations applicable to our activities and have made and expect to make substantial capital expenditures on an ongoing basis to continue to ensure our compliance with environmental laws and regulations. However, due to our extensive operations across multiple industries and jurisdictions globally, we are exposed to the risk of claims and liabilities under environmental regulations. Violation of these laws and regulations can result in substantial fines, administrative sanctions, criminal penalties, revocations of operating permits and/or shutdowns of our facilities.

Additionally, our business could be affected in the future by regulation or taxation of greenhouse gas emissions, or policies related to national emission reduction plans. It is difficult to assess the potential impact of any resulting regulation of greenhouse gas emissions. Potential consequences could include increased energy, transportation and raw material costs, and we may be required to make additional investments to modify our facilities, equipment and processes. As a result, the effects of additional climate change regulatory initiatives could have adverse impacts on our business and results of operations. Compliance with environmental laws and regulations did not materially affect our earnings or competitive position in 2015.

EMPLOYEES

As of December 31, 2015, we had approximately 33,000 employees. Many of our employees are represented by labor unions, and their employment is governed by collective bargaining agreements. In general, we consider our employee relations to be good.

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AVAILABLE INFORMATION

Our website address is www.bunge.com. Through the "Investors: SEC Filings" section of our website, it is possible to access our periodic report filings with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including our Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports. These reports are made available free of charge. Also, filings made pursuant to Section 16 of the Exchange Act with the SEC by our executive officers, directors and other reporting persons with respect to our common shares are made available, free of charge, through our website. Our periodic reports and amendments and the Section 16 filings are available through our website as soon as reasonably practicable after such report, amendment or filing is electronically filed with or furnished to the SEC.

Through the "Investors: Corporate Governance" section of our website, it is possible to access copies of the charters for our Audit Committee, Compensation Committee, Finance and Risk Policy Committee, Corporate Governance and Nominations Committee and Sustainability and Corporate Responsibility Committee. Our corporate governance guidelines and our Code of Conduct are also available in this section of our website. Each of these documents is made available, free of charge, through our website.

The foregoing information regarding our website and its content is for your convenience only. The information contained in or connected to our website is not deemed to be incorporated by reference in this report or filed with the SEC.

In addition, you may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically. The SEC website address is www.sec.gov.

EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE COMPANY

Set forth below is certain information concerning the executive officers and key employees of the company.

NAME	POSITION
Soren Schroder	Chief Executive Officer
Todd Bastean	Chief Executive Officer, Bunge North America
Deborah Borg	Chief Human Resources Officer
Andrew Burke	Chief Financial Officer
Gordon Hardie	Managing Director, Food & Ingredients
Enrique Humanes	Chief Executive Officer, Bunge Southern Cone
Tommy Jensen	Chief Executive Officer, Bunge Europe, Middle East & Africa
David Kabbes	General Counsel and Managing Director, Corporate Affairs
Pierre Mauger	Chief Development Officer
Raul Padilla	Chief Executive Officer, Bunge Brazil and Managing Director, Sugar & Bioenergy
Brian Thomsen	Managing Director, Bunge Global Agribusiness and Chief Executive Officer, Bunge Product Lines

Soren Schroder, 54. Mr. Schroder has been our Chief Executive Officer since June 1, 2013. Prior to his current position, he was the Chief Executive Officer of Bunge North America since April 2010. Previously, he served as Vice President of Agribusiness for Bunge Europe since June 2006 and in a variety of agribusiness leadership roles at the company in the United States and Europe since joining Bunge in 2000. Prior to joining Bunge, he worked for over 15 years at Continental Grain and Cargill. Mr. Schroder is a member of Rabobank International's North American Agribusiness Advisory Board. He holds a bachelor's degree in Economics from Connecticut College.

Todd Bastean, 49. Mr. Bastean became Chief Executive Officer, Bunge North America, in June 2013. He started his career at Bunge in 1994 and became Chief Financial Officer of Bunge North America in 2010. Before assuming that role, he served as Vice President and General Manager of Bunge North America's Milling and Biofuels business units, and as Vice President and Chief Administrative Officer of its Grain and Milling business units. He also held positions in strategic planning and auditing. Prior to joining Bunge, he worked for KPMG Peat Marwick. Mr. Bastean holds a B.S. in Accounting from Western Illinois University.

Deborah Borg, 39. Ms. Borg assumed the role of Chief Human Resources Officer in January 2016. She joined Bunge from Dow Chemical, where she served as President Dow USA, a role in which she was responsible for regional business strategy and external relationships with customers, government organizations and joint venture partners. She started her career at Dow in 2000 as Human Resources Manager for Australia / New Zealand, and went on to hold regional and business HR roles in Asia, Europe and North America. She also served as Global HR Director, Marketing and Sales, and led the Human Capital Planning and Development function for Dow focusing on talent acquisition, retention, diversity and development. Previously, Ms. Borg served in HR and talent development roles with General Motors Australia. She holds a Bachelor of Business Management in Human Resources and a Master in Training and Change Management from Victoria University, Australia.

Andrew Burke, 60. Mr. Burke has been our Chief Financial Officer since February 2011, having served as interim Chief Financial Officer since September 2010. In addition, Mr. Burke served as our Global Operational Excellence Officer, from July 2010 to October 2013. Prior to July 2010, Mr. Burke served as Co-Chief Executive Officer of Bunge Global Agribusiness and Bunge Product Lines since November 2006. Mr. Burke joined Bunge in January 2002 as Managing Director, Soy Ingredients and New Business Development and later served as Managing Director of New Business. Mr. Burke also previously served as our interim Chief Financial Officer from April to July 2007. Prior to joining Bunge, Mr. Burke served as Chief Executive Officer of the U.S. subsidiary of Degussa AG. He joined Degussa in 1983, where he held a variety of finance and marketing positions, including Chief Financial Officer and Executive Vice President of the U.S. Chemical Group. Prior to joining Degussa, Mr. Burke worked for Beecham Pharmaceuticals and was an auditor with Price Waterhouse & Company. Mr. Burke is a

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graduate of Villanova University and earned an M.B.A. from Manhattan College.

Gordon Hardie, 52. Mr. Hardie has served as Managing Director, Food & Ingredients since July 2011. Prior to joining Bunge, Mr. Hardie founded Morningside Partners, a corporate strategy and M&A advisory firm focused on the food and beverage industries in 2009. Prior to that, from 2003 to 2009, he led the Fresh Baking Division of Goodman Fielder Ltd, the leading producer of bakery brands in Australia and New Zealand, and held leadership roles at companies in a variety of international markets, including as Group General Manager, Marketing at Southcorp Wines; Vice President, Asia-Pacific, Middle East and Africa at Fosters Group International; and Regional Director, Americas & Asia-Pacific at Pernod Ricard. He holds a Bachelor's degree in European Language and Psychology from the National University of Ireland, University College Cork and an M.B.A. from the University College Dublin, Michael Smurfit Graduate School of Business.

Enrique Humanes, 56. Mr. Humanes has served as Chief Executive Officer of Bunge Argentina since February 2011 and previously served as interim Chief Executive Officer of Bunge Argentina since July 2010. He started his career at the company in 2000 as the Operations Director of Bunge Argentina. Prior to joining Bunge, he served in industrial roles at Unilever and Dow Chemical. He holds an undergraduate degree in chemical engineering from the Technology University of Rosario, a postgraduate degree in Process Management Administration from Rice University and an MBA from IDEA in Argentina.

Tommy Jensen, 54. Mr. Jensen has served as Chief Executive Officer of Bunge Europe, Middle East and Africa ("Bunge EMEA") since May 2012 and previously served as Bunge EMEA's Chief Operating Officer, Vice President, Northern and Central Europe and Managing Director, Poland. Prior to joining Bunge in 2003, he held leadership positions at Animex S.A. in Poland, a subsidiary of Smithfield Foods, Continental Grain in Poland and Germany, and Jyske Bank A/S in Denmark. He has a Bachelor's degree in Finance from Aarhus School of Business at Aarhus University, Denmark, and has completed the Advanced Management Program at Harvard Business School.

David Kabbes, 53. Mr. Kabbes became General Counsel and Managing Director, Corporate Affairs in February 2015 after serving as Senior Vice President, Corporate and Legal Affairs for Bunge North America since 2000, where he oversaw the legal, government and industry affairs, communications, foreign trade support and environmental functions. Prior to joining Bunge in 2000, he was Executive Vice President, Secretary and General Counsel at Purina Mills, a corporate attorney at Koch Industries, Inc., a partner at Schiff Hardin & Waite and an associate at Thompson Coburn. He received a bachelor's degree in business from Quincy University and a law degree from the University of Illinois.

Pierre Mauger, 43. Mr. Mauger has served as Chief Development Officer since September 2013. Prior to joining Bunge, Mr. Mauger was a partner at McKinsey & Company, where he led the firm's agriculture service line in Europe, the Middle East and Africa from 2009 to 2013, overseeing client relationships with leading global companies in the commodity processing and trading, agrochemicals and fertilizer sectors, as well as with governments. Prior to that, he served as a partner in the firm's consumer goods practice. He joined McKinsey as an associate in 2000. Mr. Mauger previously worked as an auditor at Nestlé and KPMG. He holds a B.Sc. in Economics and Business Finance from Brunel University in the United Kingdom and an M.B.A. from INSEAD.

Raul Padilla, 60. Mr. Padilla became Chief Executive Officer of Bunge Brazil in May 2014. He has also served as Managing Director, Sugar and Bioenergy, since September 2014. Prior to that, he served as Managing Director, Bunge Global Agribusiness and Chief Executive Officer, Bunge Product Lines since July 2010. Prior to that, he was Chief Executive Officer of Bunge Argentina since 1999, having joined the company in 1997 as Commercial Director. Mr. Padilla has over 30 years of experience in the oilseed processing and grain handling industries in Argentina, beginning his career with La Plata Cereal in 1977. He has served as President of the Argentine National Oilseed Crushers Association, Vice President of the International Association of Seed Crushers and Director of the Buenos Aires Cereal Exchange and the Rosario Futures Exchange. Mr. Padilla is a graduate of the University of Buenos Aires.

Brian Thomsen, 49. Mr. Thomsen became Managing Director, Bunge Global Agribusiness and Chief Executive Officer, Bunge Product Lines in May 2014. Previously, he served as Managing Director, Global Grains and Oilseeds Product Lines. He joined the company in 2004 as Director, Grains Product Line. Prior to Bunge, Mr. Thomsen was Managing Director, Dry Commodity Trading at Nidera, and previously served in global trading and management roles at Cargill. He started his career in 1988 at Aarhus Oil, a Danish crush and refining company, and is a graduate of the International Academy of Business in Aarhus, Denmark.

ITEM 1A. RISK FACTORS

RISK FACTORS

Our business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described below. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations. See "Cautionary Statement Regarding Forward Looking Statements."

RISKS RELATING TO OUR BUSINESS AND INDUSTRIES

Adverse weather conditions, including as a result of future climate change, may adversely affect the availability, quality and price of agricultural commodities and agricultural commodity products, as well as our operations and operating results.

Adverse weather conditions have historically caused volatility in the agricultural commodity industry and consequently in our operating results by causing crop failures or significantly reduced harvests, which may affect the supply and pricing of ethanol, like those of other commodities, are often volatile and the agricultural commodities that we sell and use in our sensitive to local and international changes in supply and business, reduce demand for our fertilizer products and demand caused by factors outside of our control, including negatively affect the creditworthiness of agricultural producers farmer planting and selling decisions, government agriculture who do business with us. programs and policies, global inventory levels, demand for biofuels, weather and crop conditions and demand for and Additionally, our sugar production depends on the volume and supply of, competing commodities and substitutes. These sucrose content of the sugarcane that we cultivate or that is factors may cause volatility in our operating results. supplied to us by third-party growers. Both sugarcane crop yields and sucrose content depend significantly on weather Our fertilizer business may also be adversely affected by conditions, such as rainfall and prevailing temperatures, which fluctuations in the prices of agricultural commodities and can vary substantially. Adverse weather conditions can also fertilizer raw materials that are caused by market factors impair our ability to harvest and transport sugarcane to our beyond our control. Increases in fertilizer prices due to higher mills, leading to decreased productivity and higher production raw material costs have in the past and could in the future costs. As a result, unfavorable weather conditions have had adversely affect demand for our fertilizer products. Additionally, and could in the future have a material adverse effect on our as a result of competitive conditions in our Food and sugar operations. Ingredients and Fertilizer segments, we may not be able to recoup increases in raw material costs through increases in Severe adverse weather conditions, such as hurricanes or sales prices for our products, which may adversely affect our severe storms, may also result in extensive property damage, profitability. extended business interruption, personal injuries and other loss and damage to us. Our operations also rely on dependable and Fluctuations in energy prices could adversely affect our efficient transportation services. A disruption in transportation operating results. services, as a result of weather conditions or otherwise, may also significantly adversely impact our operations. Our operating costs and selling prices of certain of our products are sensitive to changes in energy prices. Our Additionally, the potential physical impacts of climate change industrial operations utilize significant amounts of electricity, are uncertain and may vary by region. These potential effects natural gas and coal, and our transportation operations are could include changes in rainfall patterns, water shortages, dependent upon diesel fuel and other petroleum-based changing sea levels, changing storm patterns and intensities, products. Significant increases in the cost of these items could and changing temperature levels that could adversely impact adversely affect our operating costs and results. our costs and business operations, the location and costs of global agricultural commodity production and the supply and We also sell certain biofuel products, such as ethanol and demand for agricultural commodities. These effects could be biodiesel, which are closely related to, or may be substituted material to our results of operations, liquidity or capital for, petroleum products. As a result, the selling prices of resources. ethanol and biodiesel can be impacted by the selling prices of oil, gasoline and diesel fuel. In turn, the selling prices of the We face intense competition in each of our businesses. agricultural commodities and commodity products that we sell, such as corn and vegetable oils that are used as feedstocks for We face significant competition in each of our businesses and biofuels, are also sensitive to changes in the market price for we have numerous competitors, some of which are larger and biofuels, and consequently world petroleum prices as well. have greater financial resources than we have. As many of the Prices for petroleum products and biofuels are affected by products we sell are global commodities, the markets for our market factors and government fuel policies, over which we products are highly price competitive and in many cases have no control. Lower prices for oil, gasoline or diesel fuel sensitive to product substitution. In addition, to compete could result in decreased selling prices for ethanol, biodiesel effectively, we must continuously focus on improving efficiency and their raw materials, which could adversely affect our in our production and distribution operations, as well as revenues and operating results. Additionally, the prices of developing and maintaining appropriate market share and sugar and sugarcane-based ethanol are also correlated, and, customer relationships. We also compete for talent in our therefore, a decline in world sugar prices may also adversely industries, particularly commercial personnel. Competition could affect the selling price of the ethanol we produce in Brazil. cause us to lose market share and talented employees, exit certain lines of business, increase marketing or other We are subject to global and regional economic downturns expenditures or reduce pricing, each of which could have an and related risks. adverse effect on our business and profitability. The level of demand for our products is affected by global and We are subject to fluctuations in agricultural commodity and regional demographic and macroeconomic conditions, other raw material prices caused by other factors outside of including population growth rates and changes in standards of our control that could adversely affect our operating results. living. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead Prices for agricultural commodities and their by-products, including, among others, soybeans, corn, wheat, sugar and 2015 Bunge Annual Report 9 to reduced demand for agricultural commodities, which could We are subject to economic, political and other risks of doing adversely affect our business and results of operations. business globally and in emerging markets. Additionally, weak global economic conditions and adverse We are a global business with a substantial majority of our conditions in global financial and capital markets, including assets and operations located outside the United States. In constraints on the availability of credit, have in the past addition, part of our strategy involves expanding our business adversely affected, and may in the future adversely affect, the in several emerging market regions, including Eastern Europe, financial condition and creditworthiness of some of our Asia-Pacific, the Middle East and Africa. Volatile international customers, suppliers and other counterparties, which in turn economic, political and market conditions may have a negative may negatively impact our financial condition and results of impact on our operating results and our ability to achieve our operations. See ‘‘Item 7A. Management’s Discussion and business strategies. Analysis of Financial Condition and Results of Operations’’ and ‘‘Item 7. Quantitative and Qualitative Disclosures About Market Due to the international nature of our business, we are Risk’’ for more information. exposed to currency exchange rate fluctuations. Changes in exchange rates between the U.S. dollar and other currencies, For example, after a period of accelerated economic expansion, particularly the Brazilian real, the Argentine peso, the euro and Brazil’s economic growth rates began to decline over the past certain Eastern European currencies affect our revenues and three years, with the country experiencing a recession in 2015 expenses that are denominated in local currencies, affect farm while facing increasing inflation. Economic expectations for economics in those regions and may also have a negative 2016 are that the Brazilian economy will contract again and impact on the value of our assets located outside of the United inflationary pressures will continue. At the same time, an States. ongoing, high profile political corruption scandal has led to criminal charges being filed against various prominent business We are also exposed to other risks of international operations, and political figures in Brazil, and impeachment proceedings including: have been instituted against Brazilian President Dilma Rousseff. • adverse trade policies or trade barriers on agricultural The weakened economic and political outlook in Brazil has commodities and commodity products; adversely affected consumer confidence levels and spending, which has led to significantly reduced demand for products in • inflation and hyperinflationary economic conditions and our Food and Ingredients businesses in the country. The timing adverse economic effects resulting from governmental of any economic improvement is uncertain, and there can be attempts to control inflation, such as imposition of wage and no assurance that these economic and political conditions will price controls and higher interest rates; not deteriorate further in the near term. Additionally, a slowdown in China’s economy over a prolonged period could • changes in laws and regulations or their interpretation or lead to reduced demand for agricultural commodities. To the enforcement in the countries where we operate, such as tax extent that such economic and political conditions negatively laws, including the risk of future adverse tax regulation in impact consumer and business confidence and consumption the United States relating to our status as a Bermuda patterns or volumes, our business and results of operations company; could be significantly and adversely affected. • difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions; We are vulnerable to the effects of supply and demand imbalances in our industries. • sovereign risk; Historically, the market for some of our agricultural • exchange controls or other currency restrictions and commodities and fertilizer products has been cyclical, with limitations on the movement of funds, such as on the periods of high demand and capacity utilization stimulating remittance of dividends by subsidiaries; new plant investment and the addition of incremental processing or production capacity by industry participants to • inadequate infrastructure; meet the demand. The timing and extent of this expansion may • government intervention, including through expropriation, or then produce excess supply conditions in the market, which, regulation of the economy or natural resources, including until the supply/demand balance is again restored, negatively restrictions on foreign ownership of land or other assets; impacts product prices and operating results. During times of reduced market demand, we may suspend or reduce • the requirement to comply with a wide variety of foreign and production at some of our facilities. The extent to which we United States laws and regulations that apply to international efficiently manage available capacity at our facilities will affect operations, including, without limitation, economic sanctions our profitability. regulations, labor laws, import and export regulations, anti-corruption and anti-bribery laws, as well as other laws or regulations discussed in this ‘‘Item 1A. Risk Factors’’ section; 10 2015 Bunge Annual Report

2015 Bunge Annual Report 11

- challenges in maintaining an effective internal control environment with operations in multiple international locations, including language differences, varying levels of U.S. Generally Accepted Accounting Principles ("U.S. GAAP") expertise in international locations and multiple financial information systems; and
- labor disruptions, civil unrest, significant political instability, wars or other armed conflict or acts of terrorism.

These risks could adversely affect our operations, business strategies and operating results.

Government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect our operations and profitability.

Agricultural commodity production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, import and export restrictions on agricultural commodities and commodity products and energy policies (including biofuels mandates), can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded and the volume and types of imports and exports. In addition, international trade disputes can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions.

Increases in prices for, among other things, food, fuel and crop inputs, such as fertilizers, have become the subject of significant discussion by governmental bodies and the public throughout the world in recent years. In some countries, this has led to the imposition of policies such as price controls, tariffs and export restrictions on agricultural commodities. Additionally, continuing efforts to change the regulation of financial markets, including the U.S. Dodd-Frank Act and European regulations, may subject large users of derivatives, such as Bunge, to extensive new oversight and regulation. Such initiatives could impose significant additional costs on us, including operating and compliance costs, and could materially affect the availability, as well as the cost and terms, of certain transactions. Future governmental policies, regulations or actions affecting our industries may adversely affect the supply of, demand for and prices of our products, restrict our ability to do business and cause our financial results to suffer.

Increases in commodity prices can increase the scrutiny to which we are subject under antitrust laws.

We are subject to antitrust and competition laws in various countries throughout the world. We cannot predict how these laws or their interpretation, administration and enforcement will change over time, particularly in periods of significant price increases in our industries. Changes or developments in antitrust laws globally, or in their interpretation, administration or enforcement, may limit our existing or future operations and growth. Increases in food and fertilizer prices have in the past resulted in increased scrutiny of our industries under antitrust and competition laws in Europe, Brazil and other jurisdictions and increase the risk that these laws could be interpreted, administered or enforced in a manner that could affect our operations or impose liability on us in a manner that could have a material adverse effect on our operating results and financial condition.

We may be adversely affected by a shortage of sugarcane or by high sugarcane costs.

Sugarcane is our principal raw material used in the production of ethanol and sugar. Our ability to secure an adequate supply of sugarcane depends on our ability to negotiate and maintain satisfactory land rights and supply contracts with third parties. Currently, approximately 94% of the land we use for sugarcane supply is not owned by us, with such land typically managed through agricultural partnership agreements having an average remaining term of four years. We cannot guarantee that these agreements will be renewed after their respective terms or that any such renewals will be on terms and conditions satisfactory to us. A significant shortage of sugarcane supply or increase in the cost of available sugarcane, including as a result of the termination of our partnership or supply contracts or the inability to enter into alternative arrangements on economic terms, would likely have an adverse effect on our business and financial performance, and such effect could be material.

We may not realize the anticipated benefits of acquisitions, divestitures or joint ventures.

We have been an active acquirer of other companies, and we have joint ventures with several partners. Part of our strategy involves acquisitions, alliances and joint ventures designed to expand and enhance our business. Our ability to benefit from acquisitions, joint ventures and alliances depends on many factors, including our ability to identify suitable prospects, access funding sources on acceptable terms, negotiate favorable transaction terms and successfully consummate and integrate any businesses we acquire. In addition, we may decide, from time to time, to divest certain of our assets or businesses. Our ability to successfully complete a divestiture will depend on, among other things, our ability to identify buyers that are prepared to acquire such assets or businesses on acceptable terms and to adjust and optimize our retained businesses following the divestiture.

Our acquisition or divestiture activities may involve unanticipated delays, costs and other problems. If we encounter unexpected problems with one of our acquisitions, alliances or divestitures, our senior management may be required to divert attention away from other aspects of our businesses to address these problems. Additionally, we may fail to consummate proposed acquisitions or divestitures, after incurring expenses and devoting substantial resources, including management time, to such transactions.

Acquisitions also pose the risk that we may be exposed to successor liability relating to actions by an acquired company and its management before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the other adulteration of products, product liability claims and sellers of acquired companies, may not be sufficient to protect recalls and government regulation regarding matters such as us from, or compensate us for, actual liabilities. A material food and feed safety, nutritional standards and genetically liability associated with an acquisition could adversely affect modified organisms. We are also subject to shifts in customer our reputation and results of operations and reduce the and consumer preferences and concerns regarding the benefits of the acquisition. Additionally, acquisitions involve outbreak of disease associated with livestock and poultry, other risks, such as differing levels of management and internal including avian or swine influenza. These risks could not only control effectiveness at the acquired entities, systems adversely affect our business and operating results but also integration risks, the risk of impairment charges relating to our corporate reputation. goodwill and intangible assets recorded in connection with acquisitions, the risk of significant accounting charges resulting As a company whose products comprise staple food and feed from the completion and integration of a sizeable acquisition, products sold globally, maintaining a good corporate reputation the need to fund increased capital expenditures and working is critical to our continued success. Reputational value is based capital requirements, our ability to retain and motivate in large part on perceptions, which can shift rapidly in employees of acquired entities and other unanticipated response to negative incidents. The failure or alleged failure to problems and liabilities. maintain high standards for quality, safety, integrity, environmental sustainability and social responsibility, including Divestitures may also expose us to potential liabilities or claims with respect to raw materials and services obtained from for indemnification, as we may be required to retain certain suppliers, even if untrue, may result in tangible effects, such as liabilities or indemnify buyers for certain matters, including reduced demand for our products, disruptions to our environmental or litigation matters, associated with the assets operations, increased costs and loss of market share to or businesses that we sell. The magnitude of any such retained competitors. Our reputation and results of operations could liability or indemnification obligation may be difficult to quantify also be adversely impacted by changing consumer preferences at the time of the transaction, and its cost to us could and perceptions relating to some of the products we sell, such ultimately exceed the proceeds we receive for the divested as with regard to the quantity and type of fats, sugars and assets or businesses. Divestitures also have other inherent grains consumed as well as concerns regarding genetically risks, including possible delays in closing transactions modified crops. Failure to anticipate, adapt or respond (including potential difficulties in obtaining regulatory effectively to these trends or issues may result in material approvals), the risk of lower-than-expected sales proceeds for adverse effects on our business, financial condition, and results the divested businesses and unexpected costs or other of operations. difficulties associated with the separation of the businesses to be sold from our information technology and other systems We are subject to environmental, health and safety regulation and management processes, including the loss of key in numerous jurisdictions. We may be subject to substantial personnel. Additionally, expected cost savings or other costs, liabilities and other adverse effects on our business anticipated efficiencies or benefits from divestitures may also relating to these matters. be difficult to achieve or maximize. Our operations are regulated by environmental, health and Additionally, we have several joint ventures and investments safety laws and regulations in the countries where we operate, where we may have limited control over governance, financial including those governing the labeling, use, storage, discharge reporting and operations. As a result, we face certain and disposal of hazardous materials. These laws and operating, financial and other risks relating to these regulations require us to implement procedures for the investments, including risks related to the financial strength of handling of hazardous materials and for operating in potentially our joint venture partners or their willingness to provide hazardous conditions and they impose liability on us for the adequate funding for the joint venture, having differing cleanup of environmental contamination. In addition to objectives from our partners, the inability to implement some liabilities arising out of our current and future operations for actions with respect to the joint venture’s activities that we may which we have ongoing processes to manage compliance with believe are favorable if the joint venture partner does not regulatory obligations, we may be subject to liabilities for past agree, compliance risks relating to actions of the joint venture operations at current facilities and in some cases to liabilities or our partners and the risk that we will be unable to resolve for past operations at facilities that we no longer own or disputes with the joint venture partner. As a result, these operate. We may also be subject to liabilities for operations of investments may contribute significantly less than anticipated acquired companies. We may incur material costs or liabilities to our earnings and cash flows. to comply with environmental, health and safety requirements. In addition, our industrial activities can result in serious We are subject to industry and other risks that could accidents that could result in personal injuries, facility adversely affect our reputation and financial results. shutdowns, reputational harm to our business and/or the expenditure of significant amounts to remediate safety issues We are subject to food and feed industry risks which include, or repair damaged facilities. but are not limited to, spoilage, contamination, tampering or 12 2015 Bunge Annual Report

We are a capital intensive business and depend on cash provided by our operations as well as access to external financing to operate and expand our business. We require significant amounts of capital to operate our business and fund capital expenditures. In addition, our working capital needs are directly affected by the prices of agricultural commodities, with increases in commodity prices generally causing increases in our borrowing levels. We are also required to make substantial capital expenditures to maintain, upgrade and expand our extensive network of storage facilities, processing plants, refineries, mills, logistics assets and other facilities to keep pace with competitive developments, technological advances and safety and environmental standards. Furthermore, the expansion of our business and pursuit of acquisitions or other business opportunities may require us to have access to significant amounts of capital. If we are unable to generate sufficient cash flows or raise sufficient external financing on attractive terms to fund these activities, including as a result of a tightening in We are exposed to credit and counterparty risk relating to the global credit markets, we may be forced to limit our our customers in the ordinary course of business. In operations and growth plans, which may adversely impact our particular, we advance capital and provide other financing competitiveness and, therefore, our results of operations. arrangements to farmers in Brazil and, as a result, our business and financial results may be adversely affected if As of December 31, 2015, we had $4,263 million unused and these farmers are unable to repay the capital advanced to available borrowing capacity under various committed them. long-term credit facilities and $4,451 million in total debt. Our debt could limit our ability to obtain additional financing, limit We have various credit terms with customers, and our our flexibility in planning for, or reacting to, changes in the customers have varying degrees of creditworthiness, which markets in which we compete, place us at a competitive exposes us to the risk of non-payment or other default under disadvantage compared to our competitors that are less our contracts and other arrangements with them. In the event leveraged than we are and require us to dedicate more cash that we experience significant defaults on their payment on a relative basis to servicing our debt and less to developing obligations to us, our financial condition, results of operations our business. This may limit our ability to run our business and or cash flows could be materially and adversely affected. use our resources in the manner in which we would like. Furthermore, difficult conditions in global credit or financial In Brazil, where there are limited third-party financing sources markets generally could adversely impact our ability to available to farmers, we provide financing to farmers from refinance maturing debt or the cost or other terms of such whom we purchase soybeans and other agricultural refinancing, as well as adversely affect the financial position of commodities through prepaid commodity purchase contracts the lenders with whom we do business, which may reduce our and advances, which are generally intended to be short-term in ability to obtain financing for our operations. See ‘‘Item 7. nature and are typically secured by the farmer’s crop and a Management’s Discussion and Analysis of Financial Condition mortgage on the farmer’s land and other assets to provide a and Results of Operations – Liquidity and Capital Resources.’’ means of repayment in the potential event of crop failure or shortfall. At December 31, 2015 and 2014, respectively, we had Our credit ratings are important to our liquidity. While our debt approximately $847 million and $806 million in outstanding agreements do not have any credit rating downgrade triggers prepaid commodity purchase contracts and advances to that would accelerate the maturity of our debt, a reduction in farmers. We are exposed to the risk that the underlying crop our credit ratings would increase our borrowing costs and, will be insufficient to satisfy a farmer’s obligation under the depending on their severity, could impede our ability to obtain financing arrangements as a result of weather and crop credit facilities or access the capital markets in the future on growing conditions, and other factors that influence the price, favorable terms. We may also be required to post collateral or supply and demand for agricultural commodities. In addition, provide third-party credit support under certain agreements as any collateral held by us as part of these financing transactions a result of such downgrades. A significant increase in our may not be sufficient to fully protect us from loss. borrowing costs could impair our ability to compete effectively in our business relative to competitors with higher credit ratings. 2015 Bunge Annual Report 13

 In addition, continued government and public emphasis in countries where we operate on environmental issues, including climate change, conservation and natural resource management, have resulted in and could result in new or more stringent forms of regulatory oversight of our industries, including increased environmental controls, land-use restrictions affecting us or our suppliers and other conditions that could have a material adverse effect on our business, financial condition and results of operations. For example, certain aspects of our business and the larger food production chain generate carbon emissions. The imposition of regulatory restrictions on greenhouse gas emissions, which may include limitations on greenhouse gas emissions, other restrictions on industrial operations, taxes or fees on greenhouse gas emissions and other measures, could affect land-use decisions, the cost of agricultural production and the cost and means of processing and transporting of our products, which could adversely affect our business, cash flows and results of operations. Our risk management strategies may not be effective. The loss of or a disruption in our manufacturing and distribution operations or other operations and systems could Our business is affected by fluctuations in agricultural adversely affect our business. commodity prices, transportation costs, energy prices, interest rates and foreign currency exchange rates. We engage in We are engaged in manufacturing and distribution activities on hedging transactions to manage these risks. However, our a global scale, and our business depends on our ability to exposures may not always be fully hedged and our hedging execute and monitor, on a daily basis, a significant number of strategies may not be successful in minimizing our exposure to transactions across numerous markets or geographies. As a these fluctuations. In addition, our risk management strategies result, we are subject to the risks inherent in such activities, may seek to position our overall portfolio relative to expected including industrial accidents, environmental events, fires, market movements. While we have implemented a broad range explosions, strikes and other labor or industrial disputes and of control procedures and policies to mitigate potential losses, disruptions in logistics or information systems, as well as they may not in all cases successfully protect us from losses natural disasters, pandemics, acts of terrorism and other that have the potential to impair our financial position. See external factors over which we have no control. While we ‘‘Item 7A. Quantitative and Qualitative Disclosures About insure ourselves against many of these types of risks in Market Risk.’’ accordance with industry standards, our level of insurance may not cover all losses. The loss of, or damage to, any of our We reported a material weakness in our internal control over facilities could have a material adverse effect on our business, financial reporting, which if not remedied, could continue to results of operations and financial condition. adversely affect our internal controls and financial reporting and could lead to materially inaccurate financial reports. Our information technology systems and processes may suffer a significant breach or disruption that may adversely In connection with our management’s assessment of the affect our ability to conduct our business. effectiveness of our internal control over financial reporting as of December 31, 2015, we identified a material weakness in Our information technology systems, some of which are our internal control over financial reporting, as described in dependent on services provided by third parties, provide critical ‘‘Item 9A. Controls and Procedures.’’ Although we believe we data and services for internal and external users, including are taking the steps necessary to remediate the material procurement and inventory management, transaction weakness, we cannot assure you that the processes, processing, financial, commercial and operational data, human procedures and controls we implement will result in full resources management, legal and tax compliance information remediation of the material weakness. Failure to remediate the and other information and processes necessary to operate and material weakness, or additional material weaknesses in our manage our business. Our information technology and internal control over financial reporting could result in material infrastructure may experience attacks by hackers, breaches or misstatements in our financial statements or cause us to fail to other failures or disruptions that could compromise our timely meet our reporting obligations. The occurrence of these systems and the information stored there. While we have events could in turn potentially negatively impact our stock implemented security measures and disaster recovery plans price. designed to protect the security and continuity of our networks and critical systems, these measures may not adequately We may not be able to achieve the efficiencies, savings and prevent adverse events such as breaches or failures from other benefits anticipated from our cost reduction, margin occurring or mitigate their severity if they do occur. If our improvement and other business optimization initiatives. information technology systems are breached, damaged or fail to function properly due to any number of causes, such as We are continually implementing programs throughout the security breaches or cyber based attacks, systems company to reduce costs, increase efficiencies and enhance implementation difficulties, catastrophic events or power our business. Initiatives currently in process or implemented in outages, and our security, contingency or disaster recovery the past several years include the outsourcing of certain plans do not effectively mitigate these occurrences on a timely administrative activities in several regions the rationalization of basis, we may experience a material disruption in our ability to manufacturing operations globally, including the closing of manage our business operations. We may also be subject to facilities, and the implementation of operational improvement legal claims or proceedings, liability under laws that protect the program in our Food and Ingredients businesses. Unexpected privacy of personal information, potential regulatory penalties delays, increased costs, adverse effects on our internal control and damage to our reputation. These impacts may adversely environment, inability to retain and motivate employees or impact our business, results of operations and financial other challenges arising from these initiatives could adversely condition, as well as our competitive position. affect our ability to realize the anticipated savings or other intended benefits of these activities. 14 2015 Bunge Annual Report

 RISKS RELATING TO OUR COMMON SHARES • our Board of Directors to determine the powers, preferences and rights of our preference shares and to issue the We are a Bermuda company, and it may be difficult for you to preference shares without shareholder approval; and enforce judgments against us and our directors and executive officers. • an affirmative vote of at least 66% of all votes attaching to all shares then in issue entitling the holder to attend and We are a Bermuda exempted company. As a result, the rights vote on the resolution for some business combination of holders of our common shares will be governed by Bermuda transactions, which have not been approved by our Board of law and our memorandum of association and bye-laws. The Directors. rights of shareholders under Bermuda law may differ from the rights of shareholders of companies or corporations These provisions, as well as any additional anti-takeover incorporated in other jurisdictions, including the United States. measures our Board of Directors could adopt in the future, Several of our directors and some of our officers are could make it more difficult for a third party to acquire us, non-residents of the United States, and a substantial portion of even if the third party’s offer may be considered beneficial by our assets and the assets of those directors and officers are many shareholders. As a result, shareholders may be limited in located outside the United States. As a result, it may be their ability to obtain a premium for their shares. difficult for you to effect service of process on those persons in the United States or to enforce in the U.S. judgments obtained ITEM 1B. UNRESOLVED STAFF COMMENTS in U.S. courts against us or those persons based on civil liability provisions of the U.S. securities laws. It is doubtful Not applicable. whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or ITEM 2. PROPERTIES our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our The following tables provide information on our principal directors or officers under the securities laws of other operating facilities as of December 31, 2015. jurisdictions. FACILITIES BY BUSINESS AREA Our bye-laws restrict shareholders from bringing legal action against our officers and directors. AGGREGATE DAILY AGGREGATE Our bye-laws contain a broad waiver by our shareholders of PRODUCTION STORAGE any claim or right of action, both individually and on our behalf, (metric tons) CAPACITY CAPACITY against any of our officers or directors. The waiver applies to Business Area any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his Agribusiness 150,499 18,669,158 or her duties, except with respect to any matter involving any Food and Ingredients 169,501 1,887,756 fraud or dishonesty on the part of the officer or director. This Sugar and Bioenergy 112,493 806,521 waiver limits the right of shareholders to assert claims against our officers and directors unless the act, or failure to act, Fertilizer 13,108 981,633 involves fraud or dishonesty. FACILITIES BY GEOGRAPHIC REGION We have anti-takeover provisions in our bye-laws that may discourage a change of control. AGGREGATE DAILY AGGREGATE PRODUCTION STORAGE Our bye-laws contain provisions that could make it more (metric tons) CAPACITY CAPACITY difficult for a third party to acquire us without the consent of our Board of Directors. These provisions provide for: Region • a classified board of directors with staggered three-year North America 177,096 6,915,648 terms; South America 191,592 11,752,937 • directors to be removed without cause at any special general Europe 45,989 2,538,168 meeting only upon the affirmative vote of at least 66% of all Asia-Pacific 30,924 1,138,315 votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution; Agribusiness • restrictions on the time period in which directors may be In our Agribusiness segment, we have 185 commodity storage nominated; facilities globally that are located close to agricultural production areas or export locations. We also have 49 oilseed 2015 Bunge Annual Report 15 processing plants globally. We have 62 merchandising and probable and reasonably estimable. These provisions are based distribution offices throughout the world. on current information and legal advice and are adjusted from time to time according to developments. We do not expect the Food and Ingredients outcome of these proceedings, net of established reserves, to have a material adverse effect on our financial condition or In our Food and Ingredients businesses, we have 102 refining, results of operations. Due to their inherent uncertainty, packaging and milling facilities throughout the world. In however, there can be no assurance as to the ultimate addition, to facilitate distribution in Brazil, we operate 21 outcome of current or future litigation, proceedings, distribution centers. investigations or claims and it is possible that a resolution of one or more such proceedings could result in fines and Sugar and Bioenergy penalties that could adversely affect our business, consolidated financial position, results of operations, or cash flows in a In our Sugar and Bioenergy segment, we have eight sugarcane particular period. mills, all of which are located in Brazil within close proximity to sugarcane production areas. We also manage land through For a discussion of certain tax matters relating to Argentina agricultural partnership agreements for the cultivation of and Brazil, see Notes 14 and 21 to our consolidated financial sugarcane as described under ‘‘Item 1. Business – Sugar and statements included as part of this Annual Report on Bioenergy.’’ Form 10-K. Additionally, we are a party to a large number of labor and civil claims relating to our Brazilian operations. We Fertilizer have reserved an aggregate of $68 million and $64 million, for labor and civil claims respectively, as of December 31, 2015. In our Fertilizer segment, we operate four fertilizer processing The labor claims primarily relate to dismissals, severance, and blending plants in Argentina and fertilizer ports in Brazil health and safety, salary adjustments and supplementary and Argentina. retirement benefits. The civil claims relate to various legal proceedings and disputes, including disputes with suppliers Other and customers and include approximately 84 million Brazilian reais (approximately $22 million as of December 31, 2015) Our corporate headquarters in White Plains, New York, related to a legacy environmental claim in Brazil. occupies approximately 66,300 square feet of space under a lease that expires in June 2025. We also own or lease other During the first quarter of 2016, we received a notice from the office space for our operations worldwide. Brazilian Administrative Council for Economic Defense initiating an administrative proceeding against our Brazilian subsidiary We believe that our facilities are adequate to address our and two of its employees, certain of its former employees, operational requirements. several other companies in the Brazilian wheat milling industry and others for alleged anticompetitive activities in the north ITEM 3. LEGAL PROCEEDINGS and northeast of Brazil. We intend to defend against this action; however, the proceedings are at an early stage and we We are subject to various legal proceedings and risks globally cannot, at this time, reasonably predict the ultimate outcome of in the course of our business, including claims, suits, and the proceedings or sanctions, if any, which may be imposed. government investigations involving competition, tax, labor and employment, commercial disputes and other matters. Although ITEM 4. MINE SAFETY DISCLOSURES we cannot accurately predict the amount of any liability that may ultimately arise with respect to any of these matters, we Not applicable. make provisions for potential liabilities when we deem them 16 2015 Bunge Annual Report

2015 Bunge Annual Report 17

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Market Information

Our common shares trade on the New York Stock Exchange under the ticker symbol "BG". The following table sets forth, for the periods indicated, the high and low closing prices of our common shares, as reported on the New York Stock Exchange.

(US$)	HIGH	LOW
2016		
First quarter (to February 19, 2016)	$66.82	$47.79
2015		
Fourth quarter	$79.41	$61.81
Third quarter	89.86	68.94
Second quarter	92.85	83.16
First quarter	92.31	78.50
2014		
Fourth quarter	$92.91	$80.97
Third quarter	86.36	73.54
Second quarter	81.38	74.68
First quarter	81.92	73.51

(b) Approximate Number of Holders of Common Stock

To our knowledge, based on information provided by Computershare Investor Services LLC, our transfer agent, as of December 31, 2015, we had 142,483,467 common shares outstanding which were largely held by approximately 90 registered holders.

(c) Dividends

We intend to pay cash dividends to holders of our common shares on a quarterly basis. In addition, holders of our 4.875% cumulative convertible perpetual preference shares are entitled to annual dividends per share in the amount of $4.875 per year payable quarterly when, as and if declared by the Board of Directors in accordance with the terms of these shares. Any future determination to pay dividends will, subject to the provisions of Bermuda law, be at the discretion of our Board of Directors and will depend upon then existing conditions, including our financial condition, results of operations, contractual and other relevant legal or regulatory restrictions, capital requirements, business prospects and other factors our Board of Directors deems relevant.

Under Bermuda law, a company's board of directors may not declare or pay dividends from time to time if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

We paid quarterly dividends on our common shares of $0.34 per share in the first two quarters of 2015 and $0.38 per share in the last two quarters of 2015. We paid quarterly dividends on our common shares of $0.30 per share in the first two quarters of 2014 and $0.34 per share in the last two quarters of 2014. We have declared a regular quarterly cash dividend of $0.38 per share payable on March 2, 2016 to shareholders of record on February 17, 2016.

(d) Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information, as of December 31, 2015, with respect to our equity compensation plans.

Plan category	(a) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(b) WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(c) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by shareholders[1]	5,960,239[2]	$75.64[3]	2,620,800[4]
Equity compensation plans not approved by shareholders[5]	12,346[6]	[7]	[8]
Total	5,972,585	$75.64	2,620,800

(1) Includes our 2009 Equity Incentive Plan, Equity Incentive Plan, Non-Employee Directors' Equity Incentive Plan and 2007 Non-Employee Directors' Equity Incentive Plan.

 26FEB201608070331 (2) Includes non-statutory stock options outstanding as to 4,766,171 common shares, performance-based restricted stock unit awards outstanding as to 1,142,123 common shares and 3,940 vested and deferred restricted stock units outstanding (including, for all restricted and deferred restricted stock unit awards outstanding, dividend equivalents payable in common shares) under our 2009 Equity Incentive Plan and Equity Incentive Plan. This number also includes non-statutory stock options outstanding as to 29,500 common shares under our Non-Employee Directors’ Equity Incentive Plan, 18,505 unvested restricted stock units. Dividend equivalent payments that are credited to each participant’s account are paid in our common shares at the time an award is settled. Vested deferred restricted stock units are paid at the time the applicable deferral period lapses. (3) Calculated based on non-statutory stock options outstanding under our 2009 Equity Incentive Plan, Equity Incentive Plan and our Non-Employee Directors’ Equity Incentive Plan. This number excludes outstanding time-based restricted stock unit and performance-based restricted stock unit awards under the 2009 Equity Incentive Plan and Equity Incentive Plan and restricted and deferred restricted stock unit awards under the 2007 Non-Employee Directors’ Equity Incentive Plan. (4) Includes dividend equivalents payable in common shares. Shares available under our 2009 Equity Incentive Plan may be used for any type of award authorized under the plan. Awards under the plan may be in the form of statutory or non-statutory stock options, restricted stock units (including performance-based) or other awards that are based on the value of our common shares. Our 2009 Equity Incentive Plan provides that the maximum number of common shares issuable under the plan is 10,000,000, subject to adjustment in accordance with the terms of the plan. This number also includes shares available for future issuance under our 2007 Non-Employee Directors’ Equity Incentive Plan. Our 2007 Non-Employee Directors’ Equity Incentive Plan provides that the maximum number of common shares issuable under the plan may not exceed 600,000, subject to adjustment in accordance with the terms of the plan. No additional awards may be granted under the Equity Incentive Plan and the Non-Employee Directors’ Equity Incentive Plan. (5) Includes our Non-Employee Directors’ Deferred Compensation Plan. (6) Includes rights to acquire 12,346 common shares under our Non-Employee Directors’ Deferred Compensation Plan pursuant to elections by our non-employee directors. (7) Not applicable. (8) Our Non-Employee Directors’ Deferred Compensation Plan does not have an explicit share limit. (e) Performance Graph the quarter ended December 31, 2015. The graph sets the beginning value of our common shares and the Indices at The performance graph shown below compares the quarterly $100, and assumes that all dividends are reinvested. All Index change in cumulative total shareholder return on our common values are weighted by the capitalization of the companies shares with the Standard & Poor’s (S&P) 500 Stock Index and included in the Index. the S&P Food Products Index from December 31, 2010 through Comparison of 5 Year Cumulative Total Return $- $50 $100 $150 $200 $250 Bunge, Ltd. S&P 500 Index - Total Returns S&P Food Products Dec-10 Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 (f) Purchases of Equity Securities by Registrant and Any repurchases may be made from time to time through a Affiliated Purchasers variety of means, including in the open market, in privately negotiated transactions or through other means as determined In May 2015, we established a new program for the repurchase by us, and in compliance with applicable legal requirements. of up to $500 million of our issued and outstanding common The timing and number of any shares repurchased will depend shares. The program has no expiration date. Bunge on a variety of factors, including share price and market repurchased 1,411,210 common shares for $100 million under conditions, and the program may be suspended or this program during the third quarter ended September 30, discontinued at any time at our discretion. 2015. We completed the previous $975 million repurchase program during the first quarter of 2015 with the repurchase of 2,460,600 common shares for $200 million. 18 2015 Bunge Annual Report

2015 Bunge Annual Report 19

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial information for each of the five periods indicated. You should read this information together with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements and notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Our consolidated financial statements are prepared in U.S. dollars and in accordance with U.S. GAAP. The selected historical financial information as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 are derived from our audited consolidated financial statements and related notes. Activities of the Fertilizer segment reported in continuing operations include our port operations in Brazil, our fertilizer production operations in Argentina and our 50% equity interest in the Morocco joint venture through the date of its sale.

	YEAR ENDED DECEMBER 31,				
(US$ in millions)	2015	2014	2013	2012	2011
Consolidated Statements of Income Data:					
Net sales	$ 43,455	$ 57,161	$ 61,347	$ 60,991	$ 56,097
Cost of goods sold	(40,762)	(54,540)	(58,587)	(58,418)	(53,470)
Gross profit	2,693	2,621	2,760	2,573	2,627
Selling, general and administrative expenses	(1,435)	(1,691)	(1,559)	(1,563)	(1,436)
Interest income	43	87	76	53	96
Interest expense	(258)	(347)	(363)	(294)	(295)
Foreign exchange gain (loss)	(8)	47	53	88	(16)
Other (expense) income - net	(18)	17	44	(92)	7
Goodwill impairment	(13)	-	-	(514)	-
Gain on sale of Canadian grain assets	47	-	-	-	-
Gain on sale of investments in affiliates	-	-	3	85	37
Gain on acquisition of controlling interest	-	-	-	36	-
Income from continuing operations before income tax	1,051	734	1,014	372	1,020
Income tax (expense) benefit	(296)	(249)	(904)	6	(55)
Income from continuing operations	755	485	110	378	965
Income (loss) from discontinued operations, net of tax	35	32	97	(342)	(25)
Net income	790	517	207	36	940
Net loss (income) attributable to noncontrolling interests	1	(2)	99	28	2
Net income attributable to Bunge	791	515	306	64	942
Convertible preference share dividends and other obligations	(53)	(48)	(76)	(36)	(34)
Net income available to Bunge common shareholders	$ 738	$ 467	$ 230	$ 28	$ 908

	YEAR ENDED DECEMBER 31,				
(US$, except outstanding share data)	2015	2014	2013	2012	2011
Per Share Data:					
Earnings per common share - basic[1]					
Net income (loss) from continuing operations	$ 4.90	$ 2.98	$ 0.91	$ 2.53	$ 6.37
Net income (loss) from discontinued operations	0.24	0.22	0.66	(2.34)	(0.17)
Net income (loss) to Bunge common shareholders	$ 5.14	$ 3.20	$ 1.57	$ 0.19	$ 6.20
Earnings per common share - diluted[2]					
Net income (loss) from continuing operations	$ 4.84	$ 2.96	$ 0.90	$ 2.51	$ 6.23
Net income (loss) from discontinued operations	0.23	0.21	0.65	(2.32)	(0.16)
Net income (loss) to Bunge common shareholders	$ 5.07	$ 3.17	$ 1.55	$ 0.19	$ 6.07
Cash dividends declared per common share	$ 1.48	$ 1.32	$ 1.17	$ 1.06	$ 0.98
Weighted-average common shares outstanding - basic	143,671,546	146,209,508	147,204,082	146,000,541	146,583,128
Weighted-average common shares outstanding - diluted[2]	152,238,967	147,230,778	148,257,309	147,135,486	155,209,045

20 2015 Bunge Annual Report

(US$ in millions)	2015	2014	2013	2012	2011
			YEAR ENDED DECEMBER 31,		
Consolidated Cash Flow Data:					
Cash provided by (used for) operating activities	$ 610	$ 1,399	$ 2,225	$ (457)	$ 2,614
Cash provided by (used for) investing activities	(802)	(685)	(429)	(967)	(1,220)
Cash provided by (used for) financing activities	360	(1,058)	(1,565)	1,206	(1,060)

(US$ in millions)	2015	2014	2013	2012	2011
				DECEMBER 31,	
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 411	$ 362	$ 742	$ 569	$ 835
Inventories[3]	4,466	5,554	5,796	6,590	5,773
Working capital[4]	3,576	4,377	5,237	5,703	6,181
Total assets	17,922	21,432	26,781	27,280	25,221
Short-term debt, including current portion of long-term debt	1,517	1,002	1,465	2,317	733
Long-term debt	2,934	2,855	3,179	3,532	3,348
Convertible perpetual preference shares[2]	690	690	690	690	690
Common shares and additional paid-in-capital	5,106	5,054	4,968	4,910	4,830
Total equity	$ 6,652	$ 8,690	$10,088	$11,255	$12,075

(in millions of metric tons)	2015	2014	2013	2012	2011
			YEAR ENDED DECEMBER 31,		
Other Data:					
Volumes:					
Agribusiness	134.1	138.7	137.4	132.8	117.2
Edible Oil Products	6.8	6.9	7.0	6.7	6.0
Milling Products	4.2	4.5	4.0	4.3	4.6
Total Food and Ingredients	11.0	11.4	11.0	11.0	10.6
Sugar and Bioenergy	10.4	9.7	10.3	8.6	8.2
Fertilizer	1.0	1.1	1.0	1.0	1.1

(1) Earnings per common share-basic is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

(2) Bunge has 6,900,000 4.875% cumulative convertible perpetual preference shares outstanding. Each cumulative convertible preference share has an initial liquidation preference of $100 per share plus accumulated and unpaid dividends up to a maximum of an additional $25 per share. As a result of adjustments made to the initial conversion price because cash dividends paid on Bunge Limited's common shares exceeded certain specified thresholds, each cumulative convertible preference share is convertible, at the holder's option, at any time, into approximately 1.1331 Bunge Limited common shares (7,818,390 Bunge Limited common shares), subject to certain additional anti-dilution adjustments.

(3) Included in inventories were readily marketable inventories of $3,666 million, $4,409 million, $4,600 million, $5,306 million, $4,075 million at December 31, 2015, 2014, 2013, 2012 and 2011, respectively. Readily marketable inventories are agricultural commodity inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

(4) Working capital is calculated as current assets less current liabilities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with "Cautionary Statement Regarding Forward Looking Statements" and our combined consolidated financial statements and notes thereto included in Item 15 of this Annual Report on Form 10-K.

OPERATING RESULTS

FACTORS AFFECTING OPERATING RESULTS

Bunge Limited, a Bermuda company, together with its subsidiaries, is a leading global agribusiness and food company operating in the farm-to-consumer food chain. The commodity nature of the Company's principal products, as well as regional and global supply and demand variations that occur as an inherent part of the business make volumes an important operating measure. Accordingly, information is included in "*Segment Results*" that summarizes certain items in our consolidated statements of income and volumes by reportable segment. The common unit of measure for all reported volumes is metric tons. A description of reported volumes for each reportable segment has also been included in the discussion of key factors affecting results of operations in each of our business segments as discussed below.

2015 Bunge Annual Report 21

Agribusiness

In the Agribusiness segment, we purchase, store, transport, process and sell agricultural commodities and commodity products. Profitability in this segment is affected by the availability and market prices of agricultural commodities and processed commodity products and the availability and costs of energy, transportation and logistics services. Profitability in our oilseed processing operations is also impacted by volumes procured, processed and sold and by capacity utilization rates. Availability of agricultural commodities is affected by many factors, including weather, farmer planting decisions, plant diseases, governmental policies and agricultural sector economic conditions. Reported volumes in this segment primarily reflect (i) grains and oilseeds originated from farmers, cooperatives or other aggregators and from which "origination margins" are earned; (ii) oilseeds processed in our oilseed processing facilities and from which "crushing margins" are earned – representing the margin resulting from the industrial separation of the oilseed into its protein meal and vegetable oil components, both of which components are separate commodity products themselves; and (iii) third party sales of grains, oilseeds and related commodity products merchandised through our distribution businesses and from which "distribution margins" are earned. The foregoing sub-segment volumes may overlap as they produce separate margin capture opportunities. For example, oilseeds procured in our South American grain origination activities may be processed in our oilseed processing facilities in Asia-Pacific and will be reflected at both points within the segment. As such, these reported volumes do not represent solely volumes of net sales to third-parties, but rather where margin is earned, appropriately reflecting their contribution to our global network's capacity utilization and profitability.

Demand for our purchased and processed agribusiness products is affected by many factors, including global and regional economic conditions, changes in per capita incomes, the financial condition of customers and customer access to credit, worldwide consumption of food products, particularly pork and poultry, population growth rates, relative prices of substitute agricultural products, outbreaks of disease associated with livestock and poultry, and demand for renewable fuels produced from agricultural commodities and commodity products.

We expect that the factors described above will continue to affect global supply and demand for our agribusiness products for the foreseeable future. We also expect that, from time to time, imbalances will likely exist between oilseed processing capacity and demand for oilseed products in certain regions, which impacts our decisions regarding whether, when and where to purchase, store, transport, process or sell these commodities, including whether to change the location of or adjust our own oilseed processing capacity.

Additionally, price fluctuations and availability of commodities may cause fluctuations in our working capital, such as inventories, accounts receivable and borrowings over the course of a given year. For example, increased availability of commodities at harvest times often causes fluctuations in our inventories and borrowings. Increases in agricultural commodity prices will also generally cause our cash flow requirements to increase as our operations require increased use of cash to acquire inventories and fund daily settlement requirements on exchange traded futures that we use to hedge our physical inventories.

Food and Ingredients

In the Food and Ingredients business, which consists of our Edible Oil Products and Milling Products segments, our operating results are affected by changes in the prices of raw materials, such as crude vegetable oils and grains, the mix of products that we sell, changes in consumer eating habits, changes in per capita incomes, consumer purchasing power levels, availability of credit to customers, governmental dietary guidelines and policies, changes in regional economic conditions and the general competitive environment in our markets. Raw material inputs to our production processes in the Edible Oil Products segment and the Milling Products segment are largely sourced at market prices from our agribusiness segment. Reported volumes in these segments reflect third-party sales of our finished products and, as such, include the sales of products derived from raw materials sourced from the agribusiness segment as well as from third-parties. The unit of measure for these volumes is metric tons as these businesses are linked to the commodity raw materials which are their primary inputs.

Sugar and Bioenergy

Our Sugar and Bioenergy segment is an integrated business which includes the procurement and growing of sugarcane and the production of sugar, ethanol and electricity in our eight mills in Brazil, global sugar trading and merchandising activities and investment interests in affiliates.

Profitability in this segment is affected by the availability and quality of sugarcane, which impacts our capacity utilization rates and the amount of sugar that can be extracted from the sugarcane, and by market prices of sugarcane, sugar and ethanol. Availability and quality of sugarcane is affected by many factors, including weather, geographical factors such as soil quality and topography, and agricultural practices. Once planted, sugarcane may be harvested for several continuous years, but the yield decreases with each subsequent harvest. As a result, the current optimum economic cycle is generally five or six consecutive harvests, depending on location. We own and/or have partnership agreements to manage farmland on which we grow and harvest sugarcane. We also purchase sugarcane from third parties. Prices of sugarcane in Brazil are established by Consecana, the São Paulo state sugarcane, sugar and ethanol council, and are based on the sucrose content of the cane and the market prices of sugar and ethanol. Demand for our products is affected by such factors as changes in global or regional economic conditions, the financial condition of customers and customer access to credit,

22 2015 Bunge Annual Report

worldwide consumption of food products, population growth rates, changes in per capita incomes and demand for and governmental support of renewable fuels produced from agricultural commodities, including sugarcane. We expect that these factors will continue to affect supply and demand for our sugar and bioenergy products in the foreseeable future. Reported volumes in this segment reflect third-party sales of sugar and ethanol.

Fertilizer

In the Fertilizer segment, demand for our products is affected by the profitability of the agricultural sectors we serve, the availability of credit to farmers, agricultural commodity prices, the types of crops planted, the number of acres planted, the quality of the land under cultivation and weather-related issues affecting the success of the harvests. Our profitability is impacted by international selling prices for fertilizers and fertilizer raw materials, such as phosphate, sulfur, ammonia and urea, ocean freight rates and other import costs, as well as import volumes at the port facilities we manage. As our operations are in South America, primarily Argentina, our results in this segment are typically seasonal, with fertilizer sales normally concentrated in the third and fourth quarters of the year due to the timing of the South American agricultural cycle. Reported volumes in this segment reflect third-party sales of our finished products.

In addition to these industry related factors which impact our business areas, our results of operations in all business areas and segments are affected by the following factors:

Foreign Currency Exchange Rates

Due to the global nature of our operations, our operating results can be materially impacted by foreign currency exchange rates. Both translation of our foreign subsidiaries' financial statements and foreign currency transactions can affect our results. On a monthly basis, for subsidiaries whose functional currency is their local currency, subsidiary statements of income and cash flows must be translated into U.S. dollars for consolidation purposes based on weighted-average exchange rates in each monthly period. As a result, fluctuations of local currencies compared to the U.S. dollar during each monthly period impact our consolidated statements of income and cash flows for each reported period (quarter and year-to-date) and also affect comparisons between those reported periods. Subsidiary balance sheets are translated using exchange rates as of the balance sheet date with the resulting translation adjustments reported in our consolidated balance sheets as a component of other comprehensive income (loss). Included in accumulated other comprehensive income for the years ended December 31, 2015, 2014, and 2013 were foreign exchange net translation gains (losses) of $(2,546) million, $(1,411) million, and $(1,221) million, respectively, resulting from the translation of our foreign subsidiaries' assets and liabilities.

Additionally, we record transaction gains or losses on monetary assets and liabilities that are not denominated in the functional currency of the entity. These amounts are remeasured into their respective functional currencies at exchange rates as of the balance sheet date, with the resulting gains or losses included in the entity's statement of income and, therefore, in our consolidated statements of income as foreign exchange gains (losses).

We primarily use a combination of equity and intercompany loans to finance our subsidiaries. Intercompany loans that are of a long-term investment nature with no intention of repayment in the foreseeable future are considered permanently invested and as such are treated as analogous to equity for accounting purposes. As a result, any foreign exchange translation gains or losses on such permanently invested intercompany loans are reported in accumulated other comprehensive income (loss) in our consolidated balance sheets. In contrast, foreign exchange translation gains or losses on intercompany loans that are not of a permanent nature are recorded in our consolidated statements of income as foreign exchange gains (losses).

Income Taxes

As a Bermuda exempted company, we are not subject to income taxes on income in our jurisdiction of incorporation. However, our subsidiaries, which operate in multiple tax jurisdictions, are subject to income taxes at various statutory rates ranging from 0% to 39%. The jurisdictions that significantly impact our effective tax rate are Brazil, the United States, Argentina and Bermuda. Determination of taxable income requires the interpretation of related and often complex tax laws and regulations in each jurisdiction where we operate and the use of estimates and assumptions regarding future events.

RESULTS OF OPERATIONS

2015 Overview

Total segment EBIT of $1,248 million in 2015 increased from $956 million in 2014. EBIT for 2015 includes a $47 million gain on the sale of certain grain assets in Canada to G3 Canada Limited (formerly the Canadian Wheat Board) and a $30 million reversal of an export tax contingency in Argentina, partially offset by a $13 million goodwill impairment charge in our Brazilian tomato products business, impairment charges in our equity method investment in a freight shipping company of $14 million and $15 million as a result of the announced closure of a packaged oil plant in the United States, as well as a $9 million charge for administrative tax assessment fees related to export activities in our Argentine subsidiary. EBIT for 2014 included a charge of $149 million resulting from impairment and restructuring charges, primarily in our Sugar and Bioenergy segment and were also impacted by an expense of $112 million resulting from a judicial precedent in Brazil that certain state ICMS tax credits related to staple foods, including soy oil, margarine, mayonnaise and wheat flours are unconstitutional.

2015 Bunge Annual Report 23

Agribusiness segment EBIT of $1,108 million for 2015 was $218 million higher compared to $890 million in 2014. The primary drivers of the increase included a record year for global soy crush driven by strong demand and residual supply tightness largely due to lack of Argentine farmer selling of soybeans throughout most of the year. During the year, soybean processing results in Asia-Pacific improved, and we experienced record oilseed processing and grain origination results in Brazil where we benefitted throughout the year from good farmer selling driven by the depreciating Brazilian *real* relative to the U.S. dollar. 2015 saw improvements in ocean freight and in our ports and services operations. U.S. operations benefitted from very strong soybean processing results, driven by good margins and volumes. However, this was partially offset by lower results in Canadian softseed processing, which was impacted by lower margins from slow farmer selling, and lower results in U.S. grain origination, which was impacted by the stronger U.S. dollar which made U. S. exports less competitive to other geographies. In Europe, our Agribusiness operations benefitted from the favorable soybean processing environment, as discussed above; however, our softseed processing operations, particularly rapeseed, had a challenging year.

Edible Oil Products segment EBIT was $59 million in 2015 compared to $58 million in 2014. EBIT for 2015 included a charge of $15 million for the announced closure of a packaged oil plant in the United States and a $13 million goodwill impairment charge in our Brazilian tomato products business. EBIT for 2014 included an expense of $98 million related to certain ICMS tax credits in Brazil. Excluding the effects of these items, results were lower by $69 million. The strengthening of the U.S. dollar against most major currencies where we operate in this segment had a negative impact on both margins and volumes in 2015. In Brazil, results in packaged oils and margarines declined driven by a recessionary economy which reduced demand and caused eating habits to change. Consumers shifted away from food service and increased consumption at home, reducing waste, and increased purchases of lower valued product. Our performance improvement initiatives partially offset the negative impact of a weak economic environment in Brazil. In Europe, results were also negatively impacted by increased competition, primarily in Poland, Germany and weak economic environments and currency translation in Ukraine and Russia. Results in our Asia-Pacific operations declined over the prior year primarily driven by lower margins in refined oils and bottling. Partially offsetting these decreases in results was improved performance in North America, which benefitted from a combination of a more competitive and higher value product mix and increased demand from the key foodservice channel, as well as cost improvements.

Milling Products segment EBIT decreased to $103 million in 2015 from $131 million in 2014, primarily driven by the weakening economy in Brazil which led to softer demand as consumers reduced consumption and trended toward lower priced products. The net impact of the weakening Brazilian *real* relative to the U.S dollar also negatively impacted our results when translating the Brazilian *real* EBIT into U.S. dollars. In the United States, results in corn milling were adversely impacted by soft demand in the ready-to-eat cereal and brewery industries; however, our performance improvement initiatives mitigated some of the decline. In Mexico, higher volumes and cost synergies from the integration of our mills more than offset slightly lower margins.

Sugar and Bioenergy segment EBIT in 2015 was a loss of $27 million compared to a loss of $168 million in 2014. Results were impacted by $5 million of restructuring charges and $133 million of impairment and restructuring charges in 2015 and 2014, respectively. Our sugarcane milling business benefited from improved market conditions and good operational performance, as well as disciplined capital management. SG&A costs declined driven by translation benefits from the devaluation of the Brazilian *real* on local currency costs, and cost reduction and efficiency initiatives in our sugar milling business. Offsetting these cost improvements were results in our North American ethanol investment which were lower as a decrease in global oil prices resulted in lower ethanol margins. Results also decreased in our joint venture for the production of renewable oils in Brazil and our corn wet-milling joint venture in Argentina. In our trading and merchandising operations, volumes improved over 2014; however, results declined as margins were down as a result of a challenging environment.

Fertilizer segment EBIT decreased to $5 million in 2015 compared to $45 million in 2014. EBIT results declined primarily due to a decrease in usage of fertilizer by farmers in Argentina and lower import volumes of fertilizers in our port operations in Brazil, both as a result of weaker economic conditions in those countries.

Net income attributable to Bunge for 2015 was $791 million compared to $515 million for 2014. The increases in total segment EBIT totaling $292 million described above combined with reduced net interest cost of $45 million (driven by lower average borrowings during the year) was partially offset by higher income tax expense ($296 million in 2015 compared with $249 million in 2014) as a result of higher income from continuing operations, before taxes. Income tax expenses in 2015 included net tax charges of $16 million that resulted primarily from the establishment of income tax valuation allowances in Asia-Pacific, partially offset by the release of income tax valuation allowances in North America.

Segment Results

Bunge has five reportable segments – Agribusiness, Edible Oil Products, Milling Products, Sugar and Bioenergy and Fertilizer – which are organized based upon similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The Agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The Edible Oil Products segment involves the manufacturing and marketing of products derived from vegetable oils. The Milling Products segment involves the

24 2015 Bunge Annual Report

manufacturing and marketing of products derived primarily from wheat and corn. The Sugar and Bioenergy segment involves sugarcane growing and milling in Brazil, sugar and ethanol trading and merchandising in various countries, as well as sugarcane-based ethanol production and corn-based ethanol investments and related activities. The Fertilizer segment includes the activities of our port operations in Brazil and Argentina and blending and distribution operations in Argentina.

A summary of certain items in our consolidated statements of income and volumes by reportable segment for the periods indicated is set forth below.

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Volume (in thousands of metric tons):			
Agribusiness	**134,136**	138,690	137,405
Edible Oil Products	**6,831**	6,845	6,972
Milling Products	**4,199**	4,514	4,034
Sugar and Bioenergy	**10,440**	9,678	10,316
Fertilizer	**979**	1,090	958
Net sales:			
Agribusiness	**$ 31,267**	$ 42,109	$ 45,507
Edible Oil Products	**6,698**	7,972	9,165
Milling Products	**1,609**	2,064	2,012
Sugar and Bioenergy	**3,495**	4,542	4,215
Fertilizer	**386**	474	448
Total	**$ 43,455**	$ 57,161	$ 61,347
Cost of goods sold:			
Agribusiness	**$(29,409)**	$(40,367)	$(43,710)
Edible Oil Products	**(6,294)**	(7,424)	(8,625)
Milling Products	**(1,372)**	(1,753)	(1,750)
Sugar and Bioenergy	**(3,331)**	(4,583)	(4,123)
Fertilizer	**(356)**	(413)	(379)
Total	**$(40,762)**	$(54,540)	$(58,587)
Gross profit (loss):			
Agribusiness	**$ 1,858**	$ 1,742	$ 1,797
Edible Oil Products	**404**	548	540
Milling Products	**237**	311	262
Sugar and Bioenergy	**164**	(41)	92
Fertilizer	**30**	61	69
Total	**$ 2,693**	$ 2,621	$ 2,760
Selling, general & administrative expenses:			
Agribusiness	**$ (851)**	$ (875)	$ (836)
Edible Oil Products	**(328)**	(482)	(384)
Milling Products	**(123)**	(168)	(139)
Sugar and Bioenergy	**(109)**	(156)	(166)
Fertilizer	**(24)**	(10)	(34)
Total	**$ (1,435)**	$ (1,691)	$ (1,559)
Foreign exchange gain (loss):			
Agribusiness	**$ 67**	$ 39	$ 41
Edible Oil Products	**-**	(4)	5
Milling Products	**(8)**	(8)	(1)
Sugar and Bioenergy	**(68)**	19	3
Fertilizer	**1**	1	5
Total	**$ (8)**	$ 47	$ 53

2015 Bunge Annual Report 25

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Noncontrolling interests:			
Agribusiness	$ (9)	$ (23)	$ 31
Edible Oil Products	(8)	(9)	(7)
Milling Products	-	-	-
Sugar and Bioenergy	-	(1)	9
Fertilizer	(1)	(5)	(5)
Total	$ (18)	$ (38)	$ 28
Other income (expense):			
Agribusiness	$ (3)	$ 8	$ (2)
Edible Oil Products	4	5	10
Milling Products	(3)	(4)	2
Sugar and Bioenergy	(15)	10	-
Fertilizer	(1)	(2)	34
Total	$ (18)	$ 17	$ 44
Goodwill impairment	$ (13)	$ -	$ -
Gain on sale of Canadian grain assets	$ 47	$ -	$ -
Gain on sales of Agribusiness investments in affiliates	$ -	$ -	$ 3
Segment earnings before interest and tax[1]			
Agribusiness	$ 1,108	$ 890	$ 1,032
Edible Oil Products	59	58	163
Milling Products	103	131	125
Sugar and Bioenergy	(27)	(168)	(60)
Fertilizer	5	45	69
Total	$ 1,248	$ 956	$ 1,329
Depreciation, depletion and amortization:			
Agribusiness	$ (234)	$ (240)	$ (240)
Edible Oil Products	(90)	(96)	(99)
Milling Products	(46)	(47)	(28)
Sugar and Bioenergy	(160)	(208)	(184)
Fertilizer	(15)	(16)	(17)
Total	$ (545)	$ (607)	$ (568)
Net income attributable to Bunge	$ 791	$ 515	$ 306

(1) Total segment earnings before interest and tax ("EBIT") is an operating performance measure used by Bunge's management to evaluate its segments' operating activities. Total segment EBIT is a non-U.S. GAAP financial measure and is not intended to replace net income attributable to Bunge, the most directly comparable U.S. GAAP financial measure. Bunge's management believes segment EBIT is a useful measure of its segments' operating profitability, since the measure allows for an evaluation of the performance of its segments without regard to its financing methods or capital structure. In addition, EBIT is a financial measure that is widely used by analysts and investors in Bunge's industries. Total segment EBIT is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to net income attributable to Bunge or any other measure of consolidated operating results under U.S. GAAP.

A reconciliation of total segment EBIT to net income attributable to Bunge follows:

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Total segment earnings from continuing operations before interest and tax	$1,248	$ 956	$1,329
Interest income	43	87	76
Interest expense	(258)	(347)	(363)
Income tax (expense) benefit	(296)	(249)	(904)
Income (loss) from discontinued operations	35	32	97
Noncontrolling interests' share of interest and tax	19	36	71
Net income attributable to Bunge	$ 791	$ 515	$ 306

26 2015 Bunge Annual Report

INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the 2015 year-end closing process, we determined that there was a classification error in the condensed consolidated statement of cash flows in our previously issued interim consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which overstated operating cash flows and understated investing cash flows in the same amount. This error did not affect our previously reported volumes, gross profit, segment operating profit, net income or earnings per share or our balance sheets for any period. We have determined that the identified cause of this error represents a material weakness in our internal control over financial reporting. We have taken, and will continue to take, actions to remediate this weakness. See "Item 9A. Controls and Procedures" for more information.

2015 Compared to 2014

Agribusiness Segment. Agribusiness segment net sales decreased 26% to $31.3 billion in 2015 compared to $42.1 billion in 2014. The decrease was primarily driven by significantly lower global commodity prices in 2015 compared to 2014, especially soybean prices which were on average 24% lower. Volumes decreased 3% driven by lower grain origination and grain and oilseed trading and distribution volumes, partially offset by higher oilseed processing volumes. In our grains business, origination volumes declined in North America due to lower farmer selling and a reduction in volumes related to the sale of certain Canadian grain assets in the third quarter to G3 Canada Limited (formerly the Canadian Wheat Board). Argentina grain origination was down as farmers retained their crops in anticipation of a more favorable environment following the December presidential election. The reduced grain origination volumes in North America and Argentina were partly offset by higher volumes in Brazil during the latter part of 2015 as farmers were strong sellers in order to fix their local Brazilian *real* sales at relatively high rates as the Brazilian *real* weakened against the U.S. dollar. In oilseed processing, higher volumes in North America, Asia, Brazil and Argentina driven by strong crush margins were fully offset by lower global commodity prices. In our trading and distribution businesses, volumes were lower in both grains and oilseeds in most regions due to a soft margin environment.

Cost of goods sold decreased by 27% to $29.4 billion in 2015, compared with $40.4 billion last year as a result of lower global commodity prices and the translation effect of weaker global currencies compared with 2014. The average global price of soybeans, corn and wheat declined 24%, 9% and 14%, respectively in 2015 compared to 2014. The volume decline of 3% noted above also contributed to the decline in cost of goods sold. Improvement in ocean freight costs, particularly bunker fuel procurement, and in ports and services also contributed to the lower year-over-year cost. In addition, in the second quarter of 2015 we reversed a $30 million export tax contingency in our Argentine subsidiary.

Gross profit increased 7% to $1,858 million in 2015 from $1,742 million in 2014, primarily driven by improved performance in our oilseed processing business, particularly in China, Argentina, the U.S., and Brazil, partially offset by declines in softeed processing in Europe and Canada. Grain trading and distribution also benefitted from improved ocean freight costs and port logistics operations. These increases more than offset weak grain origination margins in the United States primarily driven by lack of export demand due to the impacts of stronger U.S. dollar.

SG&A expenses were $851 million in 2015 compared to $875 million in 2014. SG&A benefitted in 2015 from weaker currencies as local currency costs were translated into U.S. dollars, partially offset by an impairment charge of $14 million in our equity method investment in a freight shipping company and a $9 million charge of administrative tax assessment fees related to export activities in our Argentine subsidiary for 2008 through 2009.

Foreign exchange gains were $67 million in 2015 compared to gains of $39 million in the same period of 2014. These results were primarily driven by movements in the Brazilian *real* and the Argentine *peso*.

Noncontrolling interests represent (income) loss attributed to the noncontrolling interest holders in joint venture operations that are consolidated in our financial statements. The income of $9 million in 2015 compared to income of $23 million in 2014 and was primarily driven by lower results in our U.S. Pacific Northwest port operation and oilseed and biodiesel production joint ventures in Europe.

Gain on the sale of Canadian grain assets to G3 Canada Limited (formerly the Canadian Wheat Board) was $47 million.

Segment EBIT increased 24% to $1,108 million in 2015 from $890 million in 2014 primarily as a result of improved gross profit in our oilseed processing business, grain trading and distribution business, a reduction in SG&A, primarily from the weakening of global currencies against the U.S. dollar and a $47 million gain on the sale of certain assets in Canada to G3 Canada Limited.

Edible Oil Products Segment. Edible Oil Products segment net sales were $6.7 billion in 2015 compared to $8.0 billion in 2014. The lower net sales in 2015 were primarily a result of lower global vegetable oil prices and the translation impact of weaker global currencies relative to the U.S. dollar. Volumes in 2015 were essentially flat as higher demand in India and China were offset by a decline in Brazil and Europe, resulting from weak economic conditions, which directly impacted packaged oil and margarine demand.

Cost of goods sold decreased 15% to $6.3 billion in 2015 from $7.4 billion in 2014, due to lower raw material costs resulting from market price declines of edible oils, lower demand in Brazil and Europe, which lowered production volumes, and the translation impact of the weaker global currencies relative to the U.S. dollar. Cost of goods sold in 2015 included an

2015 Bunge Annual Report 27

impairment charge of $15 million related to the announced closure of one of our U.S. edible oil packaging facilities.

Gross profit in 2015 decreased to $404 million from $548 million in 2014. The decrease was driven by lower volumes and margins in Brazil and Europe as consumers reduced purchases and traded down to lower value products. The impact of the weaker economic environment was partly offset by cost benefits from our performance improvement programs. An impairment charge of $15 million in 2015 relating to the closure of a U.S. facility also contributed to the reduced gross profit.

SG&A expenses decreased to $328 million in 2015 from $482 million in 2014, primarily as a result of the translation benefits of the strengthening U.S. dollar relative to other global currencies, notably the Brazilian *real*, Argentine *peso* and *euro* as well as our cost reduction initiatives. In addition, 2014 included $98 million of expenses related to certain ICMS tax credits in Brazil.

A goodwill impairment charge of $13 million, representing all of the goodwill of the Brazilian tomato products business, was recorded in the fourth quarter of 2015 upon completion of our annual impairment analysis.

Segment EBIT was $59 million in 2015 compared to $58 million in 2014. EBIT for 2015 included a charge of $15 million for the announced closure of a packaged oil plant in the United States and a $13 million goodwill impairment charge in our Brazilian tomato products business. EBIT for 2014 included an expense of $98 million related to certain ICMS tax credits in Brazil. Excluding the effects of these items, results declined by $69 million driven by lower volumes and margins in Brazil edible oils, and margarines in Europe as consumers pulled-back on purchases and traded down to lower value products. This was partially offset by lower SG&A expenses as a result of the factors noted above.

Milling Products Segment. Milling Products segment sales decreased by 22% to $1,609 million in 2015 from $2,064 million in 2014 in part due to approximately 9% lower average prices for corn and 14% lower average prices for wheat. Volumes declined 7% compared to the same period last year, primarily in our wheat milling business in Brazil, which was impacted by the weak economic environment that depressed demand, as well as in our U.S. corn milling operations, driven by soft demand in the ready-to-eat cereal and brewery industries. Additionally, the foreign exchange impact from the devaluation of the Brazilian *real* and Mexican *peso* against the U.S. dollar for our Brazilian and Mexican operations negatively impacted sales.

Cost of goods sold decreased 22% to $1,372 million in 2015 from $1,753 million in 2014 primarily due to lower volumes, lower commodity raw material costs in corn and wheat and the translation impact of the devaluation of the Brazilian *real* and Mexican *peso* against the U.S. dollar.

Gross profit decreased to $237 million in 2015, from $311 million in 2014, primarily due to lower volumes and margins in Brazil related to food service and retail channels and lower volumes in U.S. corn milling as a result of depressed demand from the ready-to-eat cereal and brewery industries in the first half of 2015. Margins in Brazil were adversely impacted by the effects of the currency devaluation.

SG&A expenses decreased by $45 million to $123 million in 2015 from $168 million in 2014 mainly resulting from the benefit of the weaker Brazilian *real* and Mexican *peso* on the translation of local currency expenses. In addition, 2014 included $14 million of expenses related to certain ICMS tax credits in Brazil.

Segment EBIT decreased to $103 million in 2015 from $131 million in 2014, as weaker demand in Brazil and the U.S. resulted in lower volumes and margins, partially offset by lower SG&A expenses.

Sugar and Bioenergy Segment. Sugar and Bioenergy segment net sales decreased to $3.5 billion in 2015 compared to $4.5 billion in 2014. The 23% decrease in sales was primarily driven by lower global average prices of sugar and the significant devaluation of the Brazilian *real* impacting our local currency net sales when translated into U.S. dollars. This was partially offset by higher average domestic ethanol prices in Brazil and an increase in volumes. On average, the futures price of raw sugar was 20% lower in 2015 compared 2014. Average ethanol prices in Brazil were higher by 8% driven by a large increase in the fourth quarter. Partially offsetting the sales decreases was an improvement in volumes of 8% compared to 2014, primarily due to increased activity in our global trading and merchandising operations.

Cost of goods sold decreased 27% to $3.3 billion in 2015, compared to $4.6 billion in 2014, primarily driven by lower prices of purchased sugarcane and the impact of the weaker Brazilian *real* relative to the U.S. dollar, partially offset by higher volumes.

Gross profit was $164 million in 2015. This compared to a loss of $41 million in 2014, which included $113 million of impairment and related charges related to one of our sugar mills. Excluding the impairment and related charges, results improved by $92 million primarily driven by improved results in our industrial operations resulting from increased efficiency, both in volumes crushed and lower related industrial costs, as well as higher volumes and margins in cogeneration. In our global trading and distribution operations, higher volumes were more than offset by lower margins.

SG&A expenses were $109 million in 2015, 30% lower compared to $156 million in 2014, driven by translation benefits of the devaluation of the Brazilian *real* on local currency costs, and cost reduction and efficiency initiatives in our sugar milling business. In addition, 2015 and 2014 included $5 million and $20 million, respectively, of restructuring costs, which include costs of our strategic review of the sugar milling business.

Foreign exchange results in 2015 were losses of $68 million, compared to gains of $19 million in 2014. These results were related primarily to results on certain currency hedges.

28 2015 Bunge Annual Report

Other income (expenses) – net was expense of $15 million in 2015 compared to income of $10 million in 2014. Results in our North American ethanol investment were lower as the decrease in global oil prices resulted in lower ethanol margins. Results also decreased in our joint venture for the production of renewable oils in Brazil and our corn wet-milling joint venture in Argentina.

Segment EBIT improved by $141 million to a loss of $27 million in 2015, compared to a loss of $168 million in 2014. Results were impacted by $5 million of restructuring charges and $133 million of impairment and restructuring charges in 2015 and 2014, respectively. Excluding the impairment and restructuring charges, results improved by $13 million due to improved performance in our industrial milling operations in Brazil and lower SG&A expenses from the translation benefit of the weaker Brazilian *real* on local currency costs, partially offset by foreign exchange losses and lower results in certain joint ventures.

Fertilizer Segment. Fertilizer segment net sales decreased 19% to $386 million in 2015 compared to $474 million in 2014, primarily due to lower fertilizer imports in Brazil. In Argentina, sales declined mainly due to lower volumes driven by reduced fertilizer usage by Argentine farmers as a result of the local economic environment and lower farm margins for corn and wheat production. In addition, in the first quarter of 2015, volumes were reduced due to a strike at one of our facilities.

Cost of goods sold was $356 million in 2015, compared to $413 million in 2014. Lower volumes and raw material costs and the translation benefit of the weaker Argentine *peso*, were partly offset by higher cost imports of nitrogen due to the aforementioned strike.

Gross profit decreased to $30 million in 2015 from $61 million in 2014. The decrease was primarily driven by lower volumes and not fully recovered industrial costs in our Brazilian port operations. Gross profit in our Argentine operation was impacted by higher production costs, depressed volumes from lower farmer fertilizer usage and impacts of a strike at one of our facilities.

SG&A was $24 million in 2015 compared to $10 million in 2014. The lower expense in 2014 includes the reversal of certain value added tax, labor and bad debt provisions in Brazil.

Noncontrolling interests represents (income) loss attributed to the noncontrolling interest holders in operations that are consolidated in our financial statements. The $1 million income in 2015 and $5 million income in 2014 represents the noncontrolling interests share of income at our non-wholly owned Brazilian port operations.

Segment EBIT decreased to $5 million in 2015, compared to $45 million in 2014, mainly driven by lower gross profit in our Brazilian port operations, the impact of the strike and weaker farmer usage of fertilizer in Argentina and the positive SG&A impact on 2014 results

Interest. A summary of consolidated interest income and expense for the periods indicated follows:

	YEAR ENDED DECEMBER 31,	
(US$ in millions)	2015	2014
Interest income	$ 43	$ 87
Interest expense	(258)	(347)

Interest income decreased to $44 million when compared to the same period of 2014, as a result of lower cash investments in Brazil and Argentina and $12 million of accumulated interest on a loan provided to and repaid by a related party in 2014. Interest expense decreased by 26% compared to last year, primarily due to lower average outstanding debt, mainly as a result of reduced working capital requirements due to lower global commodity prices in 2015 and interest charges of $65 million related to certain ICMS tax credits in Brazil.

Income Tax Expense. In 2015, income tax expense from continuing operations increased to $296 million from $249 million in 2014 and the effective tax rate in 2015 decreased to 28% compared to 34% in 2014. Income tax expenses in 2015 included net tax charges of $16 million that resulted primarily from the establishment of income tax valuation allowances in Asia-Pacific partially offset by the release of income tax valuation allowances in North America. The lower effective tax rate for 2015 resulted mainly from geographical earnings mix and valuation allowance movements.

Discontinued Operations. Discontinued operations results in 2015 were income of $35 million, net of tax, compared to income of $32 million, net of tax, in 2014. Results in 2015, included gains in Brazilian fertilizer driven by foreign exchange gains and the recovery of previously written-off farmer receivables, which were partly offset by losses in our asset management business. Results in 2014 included benefits related to a tax amnesty program in Brazil and collections of previously written-off farmer receivables.

Net Income Attributable to Bunge. Net income attributable to Bunge for 2015 was $791 million compared to $515 million for 2014. The increase in total segment EBIT of $292 million discussed above and reduced net interest cost of $45 million driven by lower average borrowings during the year was partially offset by the higher income tax expense ($296 million in 2015 compared with $249 million in 2014) on the higher income from continuing operations, before taxes.

2014 Compared to 2013

Agribusiness Segment. Agribusiness segment net sales decreased 8% to $42.1 billion in 2014 compared to $45.5 billion in 2013. Volumes were 1% higher in the year with increased volumes of grain origination in Europe resulting from good crops and harvest pace in the Black Sea region being offset by lower oilseeds distribution volumes in Asia-Pacific and processing in China and Argentina. Global commodity prices were generally lower in the year; especially corn prices, which

 Other income (expenses) – net was expense of $15 million in 2015 compared to income of $10 million in 2014. Results in our North American ethanol investment were lower as the decrease in global oil prices resulted in lower ethanol margins. Results also decreased in our joint venture for the production of renewable oils in Brazil and our corn wet-milling joint venture in Argentina. Segment EBIT improved by $141 million to a loss of $27 million in 2015, compared to a loss of $168 million in 2014. Results were impacted by $5 million of restructuring charges and $133 million of impairment and restructuring charges in 2015 and 2014, respectively. Excluding the impairment and restructuring charges, results improved by $13 million due to improved performance in our industrial milling operations in Brazil and lower SG&A expenses from the translation benefit of the weaker Brazilian real on local currency costs, partially offset by foreign exchange losses and lower results in certain joint ventures. declined significantly in the first nine months of the year and resulting from lower global commodity prices and sales were on average 28% lower in 2014 compared to 2013. The volumes. impact of lower commodity prices on net sales was partly offset by the higher value mix of commodities sold in 2014 Gross profit in 2014 increased to $548 million from $540 million when compared with 2013. in 2013, primarily due to higher margins in Brazil, driven by a tight supply environment and an increased focus on Cost of goods sold also decreased by 8% to $40.4 billion in operational improvements and price management strategies, 2014, compared with $43.7 billion last year as a result of lower and in Argentina, driven by higher export volumes within South average commodity prices in 2014 and lower results from America. Margins in North America were essentially flat, with trading and our risk management strategies. These reductions higher margins in U.S. packaged oils driven by operational were only partly offset by the 1% volume increase and higher improvement programs, partially offset by lower margins in value sales mix. refined oils on weaker export demand, rail logistics issues and, to a lesser extent, higher energy costs in the first quarter due Gross profit was $1,742 million in 2014, 3% lower than to severe weather conditions in Canada. $1,797 million a year ago, primarily as losses in our Asia-Pacific oilseed processing operations, mainly in China, resulting from SG&A Expenses increased to $482 million in 2014 from low structural margins in the region, and reduced trading and $384 million in 2013; SG&A for 2014 included $98 million risk management results and approximately $80 million of expenses on certain ICMS tax credits in Brazil. unrealized mark-to-market impacts related to North American processing and bunker fuel hedges at year end that are Segment EBIT decreased to $58 million in 2014 from expected to reverse in 2014. These reductions more than offset $163 million in 2013 as a result of factors noted above. good margins in North and South America, Central Europe and Segment EBIT for 2013 included a gain of $9 million from the our oilseed distribution activities to the Middle East. sale of certain legal claims in Brazil. SG&A expenses were $875 million in 2014 compared to Milling Products Segment. Milling Products segment net sales $836 million in 2013. In 2014, SG&A expenses included costs were $2,064 million in 2014, compared to $2,012 million in from our new Terfron port facility in Northern Brazil and higher 2013. Volumes increased by 12% primarily due to contributions employee related costs and, to a lesser extent, higher bad debt from a wheat milling business in Mexico, which we acquired in expenses. SG&A benefitted from weaker currencies when local December 2013. This increase was partly offset by lower currency costs were translated into U.S. dollars, partially volumes in our wheat milling business in Brazil, primarily due offsetting the expense increases. to our strategy to strengthen margins. The net increase in volumes was offset by lower average selling prices for corn Noncontrolling interests represent (income) loss attributed to and wheat products driven by lower average global commodity the noncontrolling interest holders in joint venture operations market prices relative to last year and by the impact of a that are consolidated in our financial statements. In 2014, weaker Brazilian real and Mexican peso when translated into $23 million of income compared to losses of $31 million in U.S. dollars compared to 2013. 2013. Improved performance in our joint venture activities was primarily driven by our U.S. Pacific Northwest port operation Cost of goods sold was essentially flat with $1,753 million and and oilseed and biodiesel production ventures in Europe. $1,750 million for the years 2014 and 2013, respectively. The impact of the inclusion of the acquired wheat milling business Segment EBIT decreased to $890 million in 2014 from in Mexico and higher prices for rice origination in the United $1,032 million in 2013, primarily due to lower gross profit, States resulting from drought and water shortage was offset by higher SG&A and approximately $80 million of mark-to-market lower prices for corn and wheat compared to the same period impacts incurred in the fourth quarter, which are expected to last year. reverse during 2014. EBIT for 2013 included a $16 million gain from the sale of certain legal claims in Brazil. Gross profit increased by 19% to $311 million in 2014 from $262 million in 2013, primarily as a result of inclusion of our Edible Oil Products Segment. Edible Oil Products segment net Mexican wheat milling business acquired in December 2013 sales were $8 billion in 2014 compared to $9.2 billion in 2013. and the related synergies with our existing wheat milling The lower net sales in 2014 were primarily a result of lower business in Mexico. In addition, margins were higher in Brazil average commodity prices in 2014. Volumes decreased by 2% resulting from the implementation of price management driven by rail logistics issues and soft demand from food strategies. In our U.S. milling operations, gross profit declined processors in North America, and by lower retail demand and with lower margins in corn milling only partly offset by stronger implementation of price management strategies in Brazil. margins in rice milling. Volumes were positively impacted in Argentina by export sales of bulk oil and in Asia-Pacific with strong volume growth SG&A expenses increased by $29 million to $168 million in across all our brands and our bakery fats business in India. 2014 from $139 million in 2013, primarily resulting from inclusion of our wheat milling business acquired in Mexico at Cost of goods sold decreased 14% to $7.4 billion in 2014 from the end of last year and $14 million expenses on certain ICMS $8.6 billion in 2013, primarily due to lower raw material costs tax credits in Brazil, partially offset by the benefits of cost 2015 Bunge Annual Report 29

30 2015 Bunge Annual Report

reduction initiatives and the impact of the weaker Brazilian *real* and Mexican *peso* on the translation of local currency expenses to the U.S. dollar.

Segment EBIT increased by 5% to $131 million in 2014 from $125 million in the same period a year ago, driven by the inclusion of our acquired wheat milling operations in Mexico and solid performance in Brazil wheat milling and U.S. rice milling, partly offset by higher SG&A expenses, lower results in U.S. corn milling and foreign exchange losses in Mexico driven by a strong devaluation of the Mexican *peso* in the fourth quarter. Segment EBIT for 2013 included a gain of $6 million from the sale of certain legal claims in Brazil.

Sugar and Bioenergy Segment. Sugar and Bioenergy segment net sales increased 8% to $4.5 billion in 2014 compared to $4.2 billion in 2013, as a result of higher sugarcane milling volumes and energy sales in Brazil. These increases were partly offset by a 6% decline in volumes, primarily in our trading and merchandising business. Average ethanol and energy prices in Brazil were higher compared to 2013, while average prices of sugar were lower. In our biofuels business, lower volumes were more than offset by higher U.S. corn ethanol prices.

Cost of goods sold increased to $4.6 billion in 2014 from $4.1 billion in 2013. Higher costs of purchased sugarcane were partially offset by lower volumes in our trading and merchandising business and the benefit of the weaker Brazilian *real* relative to the U.S. dollar.

Gross profit was a loss of $41 million in 2014, driven by $113 million of impairment and related charges related to one of our mills. This compared to a profit of $92 million in 2013. Improved overall results in our other sugarcane mills were driven by lower costs, higher margins and increased cogeneration volumes. These improvements were more than offset by lower results in our sugar trading and distribution business.

SG&A expenses declined 6% to $156 million in 2014 from $166 million in 2013. Cost reduction initiatives in our sugar milling business and translation benefits from the depreciation of the Brazilian *real* on local currency costs reduced SG&A, but were partially offset by $20 million of restructuring costs, including costs of our strategic review of the business. SG&A for 2013 included $11 million of write-offs and restructuring charges.

Other income (expenses) – net was income of $10 million compared to nil in 2013. Increased income from our non-consolidated investments in a U.S. bioenergy producer and a corn wet milling venture in Argentina that became fully operational in 2014, was partially offset by losses in our joint venture for the production of renewable oils in Brazil.

Segment EBIT decreased by $108 million to a loss of $168 million in 2014 compared to a loss of $60 million in 2013. In 2014, segment EBIT included $133 million of impairment and restructuring charges in our industrial operations. Results from our sugarcane mills improved overall and our bioenergy investments in the U.S. and Argentina also reported higher results. These improvements were partly offset by weaker trading and merchandising results and start-up losses in our renewable oils venture in Brazil.

Fertilizer Segment. Fertilizer segment net sales increased 6% to $474 million in 2014 compared to $448 million in 2013, primarily due to a volume increase of 14% in our Argentine blending and distribution operations, partly offset by lower global nitrogen and phosphate prices.

Cost of goods sold increased 9% to $413 million in 2014 from $379 million in 2013, primarily as a result of higher volumes and higher equipment rental costs and spare parts write-offs in our Brazil port operations. These increases were partly offset by lower raw material costs and the benefit of the weaker Argentine *peso* and Brazilian *real* on local currency costs when translated into U.S. dollars.

Gross profit decreased to $61 million in 2014 from $69 million in 2013. The decrease was primarily driven by higher costs in our Brazilian port operations, partly offset by higher volumes and margins in Argentina.

SG&A was $10 million in 2014 compared to $34 million in 2013. The decrease in 2014 includes the reversal of certain value added tax provisions which are no longer expected to be paid and lower general and administrative expenses. In addition, SG&A benefited from a weaker Brazilian *real* and Argentine *peso* relative to the U.S. dollar.

Segment EBIT decreased by $24 million to $45 million in 2014 from $69 million in 2013, primarily due to a $32 million gain on the 2013 sale of certain legal claims in Brazil, partially offset by a $5 million loss in 2013 in our Morocco phosphate joint venture, which was sold in December 2013.

Interest. A summary of consolidated interest income and expense for the periods indicated follows:

(US$ in millions)	YEAR ENDED DECEMBER 31, 2014	2013
Interest income	$ 87	$ 76
Interest expense	(347)	(363)

Interest income in 2014 increased by $11 million compared to 2013, primarily due to higher returns on cash investments in Brazil and Argentina in the first half of the year and the collection of $12 million of accumulated unpaid interest on a loan provided to a related party. Interest expense decreased by 4% compared to last year, primarily due to lower average outstanding debt driven by reduced working capital requirements as a result of lower average commodity prices, partly offset by interest charges of $65 million related to certain ICMS tax credits in Brazil. Interest expenses were reduced due to the refinancing of long-term debt at fixed rates with short-term bank loans, which on average bear lower, floating interest rates. Interest expense includes facility commitment fees, amortization of deferred financing costs and charges on

2015 Bunge Annual Report 31

certain lending transactions, including certain intercompany loans and foreign currency conversions in Brazil.

Income Tax Expense. In 2014, income tax expense from continuing operations decreased to $249 million from $904 million in 2013 and the effective tax rate in 2014 decreased to 34% compared to 89% in 2013. Income tax expense in 2014 included certain income tax benefits of $102 million, primarily $93 million of deferred tax assets in a subsidiary taxable in Brazil, $21 million reversal of an income tax valuation allowance in Europe and $13 million from adjustment of provisions upon finalization of a tax audit in Europe. Also, included in income tax expense for 2014 is $45 million of deferred tax assets which were recognized upon the recording of expenses related to a court ruling related to certain ICMS tax credits in Brazil. These items were partly offset by $15 million of income tax valuation allowances resulting from management's evaluation of the recoverability of its net operating loss carryforwards in Asia-Pacific. Net tax expense for 2013 included tax charges of $512 million for income tax valuation allowances, primarily in the Sugar and Bioenergy segment from management's evaluation of its net deferred tax assets, primarily net operating loss carryforwards, $46 million as a result of new legal precedents that impacted our assessment of an uncertain income tax position in Brazil and provisions related to tax years 2008 through 2010.

Discontinued Operations. Discontinued operations results in 2014 were income of $32 million, net of tax, compared to income of $97 million, net of tax, in 2013. Results in 2014 included benefits related to a tax amnesty program in Brazil and collections of previously written-off farmer receivables. Results in 2013 represented primarily the gain on the sale of the fertilizer blending and distribution business of $112 million, net of tax.

Net Income Attributable to Bunge. Net income attributable to Bunge for 2014 was $515 million compared to $306 million for 2013. The decrease in total segment EBIT of $373 million discussed above was more than offset by the significantly lower income tax expense from continuing operations ($249 million in 2014 compared with $904 million in 2013). Income tax expenses in 2014 included net tax benefits of $102 million that resulted primarily from the establishment of deferred tax assets related to the implementation of certain structural changes in our agribusiness operations. Income tax expense for 2013 included charges of $512 million for income tax valuation allowances, primarily in our sugar milling business in Brazil. Net income for 2013 also included a $112 million after-tax gain on the sale of our fertilizer distribution business in Brazil to Yara for cash of $750 million. This gain is included in discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our main financial objectives are to prudently manage financial risks, ensure consistent access to liquidity and minimize cost of capital in order to efficiently finance our business and maintain balance sheet strength. We generally finance our ongoing operations with cash flows generated from operations, issuance of commercial paper, borrowings under various bilateral and syndicated revolving credit facilities, term loans and proceeds from the issuance of senior notes. Acquisitions and long-lived assets are generally financed with a combination of equity and long-term debt.

Our current ratio, which is a widely used measure of liquidity and is defined as current assets divided by current liabilities, was 1.49 and 1.50 at December 31, 2015 and 2014, respectively.

Cash and Cash Equivalents. Cash and cash equivalents were $411 million at December 31, 2015 and $362 million at December 31, 2014. Cash balances are managed in accordance with our investment policy, the objectives of which are to preserve the principal value of our cash assets, maintain a high degree of liquidity and deliver competitive returns subject to prevailing market conditions. Cash balances are invested in short-term deposits with highly rated financial institutions and in U.S. government securities.

Readily Marketable Inventories ("RMI"). RMI are agricultural commodity inventories, such as soybeans, soybean meal, soybean oil, corn, wheat, and sugar that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. RMI in our Agribusiness segment are reported at fair value and were $3,393 million at December 31, 2015 and $4,125 million at December 31, 2014. Of these amounts $2,513 million and $2,937 million were attributable to merchandising activities at December 31, 2015 and December 31, 2014, respectively. RMI at fair value in the aggregate amount of $110 million and $127 million at December 31, 2015 and December 31, 2014, respectively, were included in our Edible Oil Products segment inventories. The Sugar and Bioenergy segment included sugar RMI of $163 million and $157 million at December 31, 2015 and December 31, 2014, respectively which can be attributed to our trading and merchandising business.

Financing Arrangements and Outstanding Indebtedness. We conduct most of our financing activities through a centralized financing structure that provides the company efficient access to debt and capital markets. This structure includes a master trust, the primary assets of which consist of intercompany loans made to Bunge Limited and its subsidiaries. Certain of Bunge Limited's 100% owned finance subsidiaries, Bunge Limited Finance Corp., Bunge Finance Europe B.V. and Bunge Asset Funding Corp., fund the master trust with short and long-term debt obtained from third parties, including through our commercial paper program and certain credit facilities, as well as the issuance of senior notes. Borrowings by these finance subsidiaries carry full, unconditional guarantees by Bunge Limited.

Revolving Credit Facilities. At December 31, 2015, we had $5,015 million of aggregate committed borrowing capacity under our

32 2015 Bunge Annual Report

commercial paper program and revolving various bilateral and syndicated credit facilities, of which $4,263 million was unused and available. The following table summarizes these facilities as of the periods presented:

COMMERCIAL PAPER PROGRAM AND REVOLVING CREDIT FACILITIES	MATURITIES	TOTAL COMMITTED CAPACITY DECEMBER 31, 2015	BORROWINGS OUTSTANDING DECEMBER 31, 2015	BORROWINGS OUTSTANDING DECEMBER 31, 2014
			(US$ in millions)	
Commercial Paper	2019	$ 600	$ -	$ -
Revolving Credit Facilities[(1)]	2016 - 2019	4,415	752	538
Total		$5,015	$752	$538

(1) Borrowings under the revolving credit facilities that have maturities greater than one year from the date of the consolidated balance sheets are classified as long-term debt, consistent with the long-term maturity of the underlying facilities. However, individual borrowings under the revolving credit facilities are generally short-term in nature, bear interest at variable rates and can be repaid or renewed as each such individual borrowing matures.

On August 10, 2015, we entered into an amendment agreement to our unsecured $1,750 million syndicated revolving credit facility, dated March 17, 2014 (the "Facility"). The amendment agreement extends the maturity date of the Facility to August 10, 2018. We have the option to request an extension of the maturity date of the Facility for two additional one-year periods. Each lender in its sole discretion may agree to any such request. The amendment agreement also lowers the range of margin applicable to our borrowings under the Facility. Borrowings under the Facility will bear interest at LIBOR plus a margin, which will vary from 0.35% to 1.35% per annum, based on the credit ratings of our senior long-term unsecured debt. We will also pay a fee that varies from 0.10% to 0.40% per annum, based on the utilization of the Facility. Amounts under the Facility that remain undrawn are subject to a commitment fee payable quarterly in arrears at a rate of 35% of the margin specified above, which will vary based on the rating level at each quarterly payment date. We may, from time-to-time, with the consent of the facility agent, request one or more of the existing lenders or new lenders to increase the total commitments under the Facility by up to $250 million pursuant to an accordion provision. At December 31, 2015, we had $277 million of borrowings outstanding under the Facility.

Our commercial paper program is supported by committed back-up bank credit lines (the "Liquidity Facility") equal to the amount of the commercial paper program provided by lending institutions that are required to be rated at least A-1 by Standard & Poor's and P-1 by Moody's Investor Services. The cost of borrowing under the Liquidity Facility would typically be higher than the cost of issuance under our commercial paper program. At December 31, 2015, there were no borrowings outstanding under both the commercial paper program and the Liquidity Facility. The Liquidity Facility is our only revolving credit facility that requires lenders to maintain minimum credit ratings.

In addition to committed credit facilities, from time-to-time, we, through our financing subsidiaries, enter into bilateral short-term credit lines as necessary based on our financing requirements. At December 31, 2015 and 2014, nil and $50 million, respectively, were outstanding under these bilateral short-term credit lines.

Short and long-term debt. Our short and long-term debt increased by $594 million at December 31, 2015 from December 31, 2014, primarily due to funding additional working capital requirements at year end. For the year ended December 31, 2015, our average short and long-term debt outstanding was approximately $4,316 million compared to approximately $5,372 million for the year ended December 31, 2014, primarily due to lower average working capital financing requirements, driven by lower average global commodity prices. Our long-term debt outstanding balance was $3,803 million at December 31, 2015 compared to $3,263 million at December 31, 2014. The following table summarizes our short-term debt activity at December 31, 2015.

(US$ in millions)	OUTSTANDING BALANCE AT DECEMBER 31, 2015	WEIGHTED AVERAGE INTEREST RATE AT DECEMBER 31, 2015	HIGHEST BALANCE OUTSTANDING DURING 2015	AVERAGE BALANCE DURING 2015	WEIGHTED AVERAGE INTEREST RATE DURING 2015
Bank Borrowings	$648	4.92%	$1,116	$ 773	4.08%
Commercial Paper	-		500	156	0.43%
Total	$648	4.92%	$1,616	$ 929	3.47%

2015 Bunge Annual Report 33

On November 24, 2015, we completed the issuance of an aggregate principal amount sale of $500 million of unsecured senior notes bearing interest at 3.50% per annum and maturing on November 24, 2020. The senior notes were issued by our 100% owned finance subsidiary, Bunge Limited Finance Corp., and are fully and unconditionally guaranteed by Bunge Limited. Interest on the senior notes is payable semi-annually in arrears in May and November of each year, commencing on May 24, 2016. The net proceeds from this offering of approximately $496 million after deducting underwriters' commissions and offering expenses were used for general corporate purposes, including, but not limited to the repayment of outstanding indebtedness, which includes indebtedness under our revolving credit facilities. Debt issuance costs of approximately $4 million were paid in conjunction with the issuance of the senior notes and will be amortized to interest expense on a straight-line basis over the five-year term of the senior notes.

The following table summarizes our short and long-term debt:

(US$ in millions)	DECEMBER 31, 2015	DECEMBER 31, 2014
Short-term debt:(1)		
Short-term debt, including consolidated investment fund debt(2)(3)	$ 648	$ 594
Current portion of long-term debt	869	408
Total short-term debt	1,517	1,002
Long-term debt(4):		
Bilateral revolving credit facilities expiry 2016	300	200
Revolving credit facilities expiry 2018	452	338
Term loan due 2019 - three-month Yen LIBOR plus 0.75% (Tranche A)	237	-
Term loan due 2019 - fixed Yen interest rate of 0.96% (Tranche B)	50	-
Term loan due 2019 - three-month LIBOR plus 1.30% (Tranche C)	85	-
5.10% Senior Notes due 2015	-	382
4.10% Senior Notes due 2016	500	500
5.90% Senior Notes due 2017	250	250
3.20% Senior Notes due 2017	600	600
8.50% Senior Notes due 2019	600	600
3.50% Senior Notes due 2020	497	-
Other(5)	232	393
Subtotal	3,803	3,263
Less: Current portion of long-term debt	(869)	(408)
Total long-term debt including consolidated investment fund debt	2,934	2,855
Total debt	$4,451	$3,857

(1) Includes secured debt of $36 million and $44 million at December 31, 2015 and December 31, 2014, respectively.

(2) Includes $130 million and $155 million of local currency borrowings in certain Central and Eastern European, South American and Asia-Pacific countries at a weighted average interest rate of 16.06% and 11.95% as of December 31, 2015 and 2014, respectively.

(3) Includes consolidated investment fund debt which matures in 2016 with no recourse to us. We elected to account for $22 million and $24 million at fair value as of December 31, 2015 and December 31, 2014, respectively.

(4) Includes secured debt of $47 million and $43 million at December 31, 2015 and December 31, 2014, respectively.

(5) Includes consolidated investment fund debt which matures at various dates through 2018 with no recourse to us. We elected to account for $53 million and $195 million at fair value as of December 31, 2015 and 2014, respectively.

Credit Ratings. Bunge's debt ratings and outlook by major credit rating agencies at December 31, 2015 were as follows:

	SHORT-TERM DEBT(1)	LONG-TERM DEBT	OUTLOOK
Standard & Poor's	A-1	BBB	Stable
Moody's	P-1	Baa2	Stable
Fitch	Not Rated	BBB	Stable

(1) Short-term rating applies only to Bunge Asset Funding Corp., the issuer under our commercial paper program.

Our debt agreements do not have any credit rating downgrade triggers that would accelerate maturity of our debt. However, credit rating downgrades would increase our borrowing costs under our syndicated credit facilities and, depending on their severity, could impede our ability to obtain credit facilities or access the capital markets in the future on competitive terms. A significant increase in our borrowing costs could impair our ability to compete effectively in our business relative to competitors with higher credit ratings.

Our credit facilities and certain senior notes require us to comply with specified financial covenants, including minimum net worth, minimum current ratio, a maximum debt to capitalization ratio and limitations on secured indebtedness. We were in compliance with these covenants as of December 31, 2015.

Trade Receivable Securitization Program. We initially entered into our trade receivable securitization program (the "Program") in June 2011, which provides us with an additional source of liquidity. The Program provides funding of up to $700 million against receivables sold and terminates on June 1, 2016.

At December 31, 2015 and 2014, $524 million and $599 million, respectively, of receivables sold under the Program were derecognized from our consolidated balance sheets. Proceeds received in cash related to transfers of receivables under the Program totaled $10,396 million and $12,030 million for the years ended December 31, 2015 and 2014, respectively. In addition, cash collections from customers on receivables previously sold were $10,542 million and $12,202 million for the years ended December 31, 2015 and 2014, respectively. As this is a revolving facility, cash collections from customers are reinvested to fund new receivable sales. Gross receivables sold under the Program for the years ended December 31, 2015 and 2014 were $10,601 million and $12,179 million, respectively. These sales resulted in discounts of $5 million for the year ended December 31, 2015, $7 million for the year ended December 31, 2014 and $7 million for the year ended

34 2015 Bunge Annual Report

December 31, 2013, which were included in SG&A in the consolidated statements of income. Servicing fees under the Program were not significant in any period.

Our risk of loss following the sale of the trade receivables is limited to the deferred purchase price receivable ("DPP"), which at December 31, 2015 and 2014 had a fair value of $79 million and $78 million, respectively, and is included in other current assets in our consolidated balance sheets (see Note 18 to our consolidated financial statements). The DPP will be repaid in cash as receivables are collected, generally within 30 days. Delinquencies and credit losses on trade receivables sold under the Program during the years ended December 31, 2015, 2014 and 2013 were insignificant. We have reflected all cash flows under the Program as operating cash flows in the consolidated statements of cash flows for the years ended December 31, 2015 and 2014.

Interest Rate Swap Agreements. We may use interest rate swaps as hedging instruments and record the swaps at fair value in the consolidated balance sheets with changes in fair value recorded contemporaneously in earnings. Additionally, the carrying amount of the associated debt is adjusted through earnings for changes in the fair value due to changes in benchmark interest rates. Ineffectiveness, as defined in ASC Topic 815 *Derivatives and Hedging*, is recognized to the extent that these two adjustments do not offset.

Equity. Total equity is set forth in the following table:

(US$ in millions)	DECEMBER 31, 2015	2014
Convertible perpetual preference shares	$ 690	$ 690
Common shares	1	1
Additional paid-in capital	5,105	5,053
Retained earnings	7,725	7,180
Accumulated other comprehensive income	(6,360)	(4,058)
Treasury shares, at cost (2015 - 9,586,083 and 2014 - 5,714,273)	(720)	(420)
Total Bunge shareholders' equity	6,441	8,446
Noncontrolling interests	211	244
Total equity	$ 6,652	$ 8,690

Total Bunge shareholders' equity decreased to $6,652 million at December 31, 2015 from $8,690 million at December 31, 2014. The change in equity was primarily due to cumulative translation losses of $2,546 million, resulting from the devaluation of global currencies relative to the U.S. dollar in 2015, declared dividends to common and preferred shareholders of $212 million and $34 million and treasury shares acquired of $300 million, respectively, partially offset by net income attributable to Bunge for the year ended December 31, 2015 of $791 million.

Noncontrolling interest decreased to $211 million at December 31, 2015 from $244 million at December 31, 2014 primarily due to return of shareholders capital to one of our noncontrolling interests in the United States and the impact of currency translation.

At December 31, 2015, we had 6,900,000 4.875% cumulative convertible perpetual preference shares outstanding with an aggregate liquidation preference of $690 million. Each convertible perpetual preference share has an initial liquidation preference of $100, which will be adjusted for any accumulated and unpaid dividends. The convertible perpetual preference shares carry an annual dividend of $4.875 per share payable quarterly. As a result of adjustments made to the initial conversion price because cash dividends paid on Bunge Limited's common shares exceeded certain specified thresholds, each convertible perpetual preference share is convertible, at the holder's option, at any time into 1.1331 Bunge Limited common shares, based on the conversion price of $88.2501 per share, subject to certain additional anti-dilution adjustments (which represents 7,818,390 Bunge Limited common shares at December 31, 2015). At any time, if the closing price of our common shares equals or exceeds 130% of the conversion price for 20 trading days during any consecutive 30 trading days (including the last trading day of such period), we may elect to cause the convertible perpetual preference shares to be automatically converted into Bunge Limited common shares at the then-prevailing conversion price. The convertible perpetual preference shares are not redeemable by us at any time.

Cash Flows

Our cash flow from operations varies depending on, among other items, the market prices and timing of the purchase and sale of our inventories. Generally, during periods when commodity prices are rising, our Agribusiness operations require increased use of cash to support working capital to acquire inventories and fund daily settlement requirements on exchange traded futures that we use to minimize price risk related to our inventories.

2015 Compared to 2014. In 2015, our cash and cash equivalents increased by $49 million reflecting the net effect of cash flows from operating, investing and financing activities. For the year ended December 31, 2014, our cash and cash equivalents decreased by $380 million.

Cash provided by our operating activities was $610 million for the year ended December 31, 2015 compared to $1,399 million for the year ended December 31, 2014. Net cash inflows from operating activities for the year ended December 31, 2015 were principally due to net income, including adjustments for non-cash items, partially offset by an increase in the use of cash for net operating assets and liabilities. The increase in net operating assets and liabilities is primarily due to increases in secured advances to farmers in South America who were motivated to sell their record level crops as the Brazilian *real* and Argentine *peso* depreciated relative to the U.S. dollar. The net cash provided by operating activities for the year ended December 31, 2014 were principally due to net income, including adjustments for non-cash items. The decrease in net operating assets and liabilities in 2014 is primarily due to lower

2015 Bunge Annual Report 35

working capital levels than at December 31, 2013, resulting from, on average, lower global commodity prices, which effect was partially offset by the impact of the depreciation from certain currencies including the Brazilian *real*, Argentine *peso*, Ukranian *hryvnia* and the *euro* relative to the U.S. dollar.

Certain of our non-U.S. operating subsidiaries are primarily funded with U.S. dollar-denominated debt, while currency risk is hedged with U.S. dollar denominated assets. The functional currency of our operating subsidiaries is generally the local currency. Also, certain of our U.S. dollar functional operating subsidiaries outside the United States are partially funded with local currency borrowings, while the currency risk is hedged with local currency denominated assets. The financial statements of our subsidiaries are calculated in the functional currency, and when the local currency is the functional currency, translated into U.S. dollar. U.S. dollar-denominated loans are remeasured into their respective functional currencies at exchange rates at the applicable balance sheet date. Local currency loans are remeasured into U.S. dollar at the exchange rate at the applicable balance sheet date. The resulting gain or loss is included in our consolidated statements of income as foreign exchange gains or losses. For the years ended December 31, 2015 and December 31, 2014, we recorded foreign exchange gains of $213 million and $215 million, respectively, which were included as adjustments to reconcile net income to cash used for operating activities in the line item "Foreign exchange loss (gain) on debt" in our consolidated statements of cash flows. This adjustment is required because the cash flow impacts of these gains or losses are non-cash items and will represent financing activities when the subsidiary repays the underlying debt and therefore, have no impact on cash flows from operations.

Cash used for investing activities was $802 million for the year ended December 31, 2015 compared to cash used of $685 million for the year ended December 31, 2014. During 2015, payments made for capital expenditures of $649 million were primarily related to replanting of sugarcane and maintenance and improvements for our industrial sugar business in Brazil, upgrade and expansion of an export terminal in the United States, construction of a wheat milling facility in Brazil, the expansion of a port facility in Ukraine and construction of oilseed processing plants in Ukraine and in Asia-Pacific. We also acquired Moinho Pacifico, a Brazilian wheat mill and port terminal in Santos, Brazil, Whole Harvest Foods, a U.S. refiner and packager of expeller pressed commercial cooking oil and Heartland Harvest, Inc. ("HHI"), a U.S. based producer of die cut pellets for the snack food industry, and the remaining interest in a Spanish biodiesel production facility. Settlement of net investment hedges totaled $203 million. Proceeds from sales of investment in affiliates included net proceeds of $88 million for the sale of certain assets in our grain business in Canada to G3 Canada Limited (formerly the Canadian Wheat Board). Capital expenditures in 2015 were $649 million, 23% lower compared to $839 million in 2014, as a result of management's disciplined capital management and generally lower capital expenditures in our industrial Sugar and Bioenergy operations in Brazil. Proceeds from and payments for investments for both years 2015 and 2014 included primarily sales of assets in funds in our asset management business and the purchases and sales of certain marketable securities and other short term investments. Investments in affiliates in 2015 included our payment for our share of G3 Canada Limited (formerly the Canadian Wheat Board) and additional investments in SB Oils, our joint venture with Solazyme, Inc. to produce renewable oils in Brazil. Investments in affiliates in 2014 included primarily investments in SB Oils.

Cash provided by financing activities was $360 million in the year ended December 31, 2015, compared to cash used for financing activities of $1,058 million for the year ended December 31, 2014. The increase in cash provided by financing activities was primarily due to net borrowings of debt of $882 million which were used to fund capital expenditures and increased activity in acquisitions of businesses and investments in affiliates. Dividends paid to our common shareholders and holders of our convertible preference shares were $241 million and $221 million, for the years ended December 31, 2015 and 2014, respectively. In connection with our common share repurchase program, in 2015 we purchased 3,871,810 of our common shares at a cost of $300 million and in 2014 we purchased 3,780,987 of our common shares at a cost of $300 million. For the year ended December 31, 2014, financing activities reflected reduced financing requirements due to a declining global commodity price environment.

2014 Compared to 2013. In 2014, our cash and cash equivalents decreased by $380 million reflecting the net effect of cash flows from operating, investing and financing activities. For the year ended December 31, 2013, our cash and cash equivalents increased by $173 million.

Cash provided by our operating activities was $1,399 million for the year ended December 31, 2014 compared to $2,225 million for the year ended December 31, 2013. Net cash inflows from operating activities for the year ended December 31, 2014 were principally due to net income, including adjustments for non-cash items. The decrease in net operating assets and liabilities is primarily due to lower working capital levels than at December 31, 2013, resulting from on average lower global commodity prices, which effect was partially offset by the impact of the depreciation from certain currencies, including the Brazilian *real*, Argentine *peso*, Ukrainian *hryvnia* and European *euro* relative to the U.S. dollar. The net cash provided by operating activities for the year ended December 31, 2013 resulted from a combination of net income adjusted for non-cash charges and lower average commodity prices during the year. Non-cash charges in 2013 included an income tax valuation allowance of $464 million related to our industrial Sugar and Bioenergy business in Brazil.

Certain of our non-U.S. operating subsidiaries are primarily funded with U.S. dollar-denominated debt, while currency risk is hedged with U.S. dollar denominated assets. The functional currency of our operations is generally the local currency. Also, certain of our U.S. dollar functional operating subsidiaries outside the United States are partially funded with local

36 2015 Bunge Annual Report

currency borrowings, while the currency risk is hedged with local currency denominated assets. The financial statements of our subsidiaries are calculated in the functional currency, and when the local currency is the functional currency translated into U.S. dollar. U.S. dollar-denominated loans are remeasured into their respective functional currencies at exchange rates at the applicable balance sheet date. Local currency loans are remeasured into U.S. dollar at the exchange rate at the applicable balance sheet date. The resulting gain or loss is included in our consolidated statements of income as foreign exchange gains or losses. For the years ended December 31, 2014 and December 31, 2013, we recorded foreign exchange gains of $215 million and $48 million, respectively, which were included as adjustments to reconcile net income to cash used for operating activities in the line item "Foreign exchange loss (gain) on debt" in our consolidated statements of cash flows. This adjustment is required because the cash flow impacts of these gains or losses are recognized as financing activities when the subsidiary repays the underlying debt and therefore, have no impact on cash flows from operations.

Cash used for investing activities was $685 million for the year ended December 31, 2014 compared to cash used of $429 million for the year ended December 31, 2013. During 2014, payments were made for capital expenditures of $839 million, including investments in sugar cane planting and maintenance on mills in our sugar and bioenergy business in Brazil, the construction of a port terminal and a wheat milling facility in Brazil, construction and expansion of edible oil refining and packaging facilities in the United States and Mexico, one of our canola processing facilities in Canada and construction of a port facility and oilseed processing plant in Ukraine, an oilseed processing plant in Asia and a port facility in Australia. Payments made for capital expenditures in 2014 were lower, compared to $1,042 million in 2013, which was driven by management's reallocation of capital and generally lower capital expenditures in our industrial Sugar and Bioenergy operations in Brazil, as part of the strategic review of these activities. We also acquired a fertilizer plant with port facilities for $24 million in Argentina and the assets of a corn flour producer in the United States for $12 million, all amounts net of cash acquired. For the year ended December 31, 2013, cash used for investing activities included cash proceeds of $750 million from the sale of our Brazilian fertilizer distribution business to Yara, the sale of our 50% ownership interest in our Morocco fertilizer business for $37 million and the sale of property from our consolidated investment funds of $48 million. In addition, cash used for investing activities in 2013 included cash payments for the acquisitions of a wheat milling business in Mexico for $310 million, a wheat mill in Brazil for $35 million and two biodiesel facilities in Europe for $11 million, all amounts net of cash acquired. Proceeds from and payments for investments for both the years 2014 and 2013 included primarily the sales of assets in funds in our asset management business and the purchases and sales of certain marketable securities and other short-term investments. Investments in affiliates in 2014 included primarily an additional investment in SB Oils, our joint venture with Solazyme, Inc. to produce renewable oils in Brazil. Investments in 2013 included primarily investments in SB Oils and a corn wet milling and port facility in Argentina.

Cash used for financing activities was $1,058 million in the year ended December 31, 2014 compared to $1,565 million for the year ended December 31, 2013. For both years, financing activities reflected reduced financing requirements due to a declining global commodity price environment. In connection with our common share repurchase program, in 2014 we purchased 3,780,987 of our common shares resulting in a cash outflow of approximately $300 million. There were no share repurchases in the year ended December 31, 2013.

Brazilian Farmer Credit

Background. We advance funds to farmers, primarily in Brazil, through secured advances to suppliers and prepaid commodity purchase contracts. These activities are generally intended to be short-term in nature. The ability of our customers and suppliers to repay these amounts is affected by agricultural economic conditions in the relevant geography, which are, in turn, affected by commodity prices, currency exchange rates, crop input costs and crop quality and yields. As a result, these arrangements are typically secured by the farmer's crop and, in many cases, the farmer's land and other assets. Upon farmer default, we generally initiate legal proceedings to recover the defaulted amounts. However, the legal recovery process through the judicial system is a long-term process, generally spanning a number of years. As a result, once accounts have been submitted to the judicial process for recovery, we may also seek to renegotiate certain terms with the defaulting farmer in order to accelerate recovery of amounts owed. In addition, we have tightened our credit policies to reduce exposure to higher risk accounts and have increased collateral requirements for certain customers.

Because Brazilian farmer credit exposures are denominated in local currency, reported values are impacted by movements in the value of the Brazilian *real* when translated into U.S. dollars. From December 31, 2014 to December 31, 2015, the Brazilian *real* devalued by approximately 47%, decreasing the reported farmer credit exposure balances when translated into U.S. dollars.

We periodically evaluate the collectability of our trade accounts receivable and record allowances if we determine that collection is doubtful. We base our determination of the allowance on analyses of credit quality of individual accounts, considering also the economic and financial condition of the farming industry and other market conditions as well as the value of any collateral related to amounts owed. We continuously review defaulted farmer receivables for impairment on an individual account basis. We consider all accounts in legal collections processes to be defaulted and past due. For such accounts, we determine the allowance for uncollectible amounts based on the fair value of the associated collateral, net of estimated costs to sell. For all renegotiated accounts (current and past due), we consider changes in farm economic conditions and other market conditions, our historical

2015 Bunge Annual Report 37

experience related to renegotiated accounts and the fair value of collateral in determining the allowance for doubtful accounts.

Secured Advances to Suppliers and Prepaid Commodity Contracts. We purchase soybeans through prepaid commodity purchase contracts (advance cash payments to suppliers against contractual obligations to deliver specified quantities of soybeans in the future) and secured advances to suppliers (advances to suppliers against commitments to deliver soybeans in the future), primarily in Brazil. These financing arrangements are typically secured by the farmer's future crop and mortgages on the farmer's land, buildings and equipment, and are generally settled after the farmer's crop is harvested and sold.

Interest earned on secured advances to suppliers of $38 million, $37 million and $32 million for the years ended December 31, 2015, 2014 and 2013, respectively, is included in net sales in the consolidated statements of income.

The table below shows details of prepaid commodity contracts and secured advances to suppliers outstanding at our Brazilian operations as of the dates indicated. See Notes 6 and 12 of the notes to our consolidated financial statements for more information.

(US$ in millions)	DECEMBER 31, 2015	2014
Prepaid commodity contracts	$175	$130
Secured advances to suppliers (current)	514	516
Total (current)	689	646
Commodities not yet priced[1]	(12)	(3)
Net	677	643
Secured advances to suppliers (non-current)	158	160
Total (current and non-current)	835	803
Allowance for uncollectible amounts (current and non-current)	$ (42)	$ (61)

(1) Commodities delivered by suppliers that are yet to be priced are reflected at prevailing market prices at December 31, 2015 and December 31, 2014, respectively.

Capital Expenditures

Our cash payments made for capital expenditures were $649 million, $839 million and $1,042 million for the years ended December 31, 2015, 2014 and 2013, respectively. We intend to make capital expenditures of approximately $850 million in 2016. Our priorities for 2016 capital expenditures are maintenance, safety and environmental programs first (where we expect to use approximately 40% of our funds allocated to capital expenditures), followed by projects enhancing productivity of our operations, and growth projects. We intend to fund these capital expenditures primarily with cash flows from operations.

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

We have issued or were party to the following guarantees at December 31, 2015:

(US$ in millions)	MAXIMUM POTENTIAL FUTURE PAYMENTS
Unconsolidated affiliates financing[1]	$ 75
Residual value guarantee[2]	154
Total	$229

(1) We issued guarantees to certain financial institutions related to debt of certain of our unconsolidated joint ventures. The terms of the guarantees are equal to the terms of the related financings which have maturity dates in 2016 through 2022. There are no recourse provisions or collateral that would enable us to recover any amounts paid under these guarantees. At December 31, 2015, we had no outstanding recorded obligation related to these guarantees.

(2) We issued guarantees to certain financial institutions which are party to certain operating lease arrangements for railcars and barges. These guarantees provide for a minimum residual value to be received by the lessor at the conclusion of the lease term. These leases expire at various dates from 2016 through 2020. At December 31, 2015, our recorded obligation related to these guarantees was $5 million.

In addition, Bunge Limited has provided full and unconditional parent level guarantees of the outstanding indebtedness under certain senior credit facilities and senior notes entered into or issued by its 100% owned subsidiaries. At December 31, 2015, debt with a carrying amount of $4,081 million related to these guarantees is included in our consolidated balance sheet. This debt includes the senior notes issued by two of our 100% owned finance subsidiaries, Bunge Limited Finance Corp. and Bunge N.A. Finance L.P. There are no significant restrictions on the ability of Bunge Limited Finance Corp., Bunge N.A. Finance L.P. or any other of our subsidiaries to transfer funds to Bunge Limited.

38 2015 Bunge Annual Report

CONTRACTUAL OBLIGATIONS

The following table summarizes our scheduled contractual obligations and their expected maturities at December 31, 2015, and the effect such obligations are expected to have on our liquidity and cash flows in the future periods indicated.

	PAYMENTS DUE BY PERIOD				
(US$ in millions)	Total	2016	2017-2018	2019-2020	2021 AND THEREAFTER
Short-term debt	$ 648	$ 648	$ -	$ -	$ -
Long-term debt[1]	3,802	869	1,398	1,511	24
Variable interest rate obligations	47	25	16	6	-
Interest obligations on fixed rate debt	328	112	155	60	1
Non-cancelable lease obligations[2]	634	133	187	119	195
Capital commitments	177	168	9	-	-
Freight supply agreements[3]	722	149	174	149	250
Inventory purchase commitments	5	5	-	-	-
Power supply purchase commitments	81	49	28	4	-
Total contractual cash obligations[4][5]	$6,444	$2,158	$1,967	$1,849	$470

(1) Excludes unamortized net gains of $4 million related to terminated interest rate swap agreement and unamortized net losses of $3 million related to an open interest rate swap agreement recorded in long-term debt.

(2) Represents future minimum payments under non-cancelable leases with initial or remaining terms of one year or more.

(3) In the ordinary course of business, we enter into purchase commitments for time on ocean freight vessels and freight service on railroad lines for the purpose of transporting agricultural commodities. In addition, we sell time on these ocean freight vessels when excess freight capacity is available. Payments to be received by us under such relet agreements are anticipated to be approximately $6 million in 2016 and $3 million in 2017-2018. These agreements range from two months to approximately seven years in the case of ocean freight vessels and 5 to 17 years in the case of railroad services. Actual amounts paid under these contracts may differ due to the variable components of these agreements and the amount of income earned by us on the sale of excess capacity. The railroad freight services agreements require a minimum monthly payment regardless of the actual level of freight services used by us. The costs of our freight supply agreements are typically passed through to our customers as a component of the prices we charge for our products. However, changes in the market value of freight compared to the rates at which we have contracted for freight may affect margins on the sales of agricultural commodities.

(4) Does not include estimated payments of liabilities associated with uncertain income tax positions. As of December 31, 2015, Bunge had tax liabilities of $64 million, including interest and penalties. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years in connection with these tax liabilities; therefore, such amounts are not included in the above contractual obligation table. See Note 14 to our consolidated financial statements.

(5) Does not include obligations for pension and postretirement benefits for which we expect to make employer contributions of $21 million in 2016. We also expect to make a significant contribution to our plans in future years.

In addition, we have entered into partnership agreements for the production of sugarcane. These agreements have an average remaining life of four years and cover approximately 211,000 hectares of land under cultivation. Amounts owed under these agreements are dependent on several variables including the quantity of sugarcane produced per hectare, the total recoverable sugar ("ATR") per ton of sugarcane produced and the price for each kilogram of ATR as determined by Consecana, the São Paulo state sugarcane, sugar and ethanol council. During the years ended December 31, 2015, 2014 and 2013, we made payments related to these agreements of $125 million, $162 million and $169 million, respectively. Of these amounts $75 million, $95 million and $107 million for the years ended December 31, 2015, 2014 and 2013, respectively, were advances for future purchases and $50 million, $67 million and $62 million were included in cost of goods sold in the consolidated statements of income for the years ended December 31, 2015, 2014 and 2013, respectively.

Employee Benefit Plans

We expect to contribute $15 million to our defined benefit pension plans and $6 million to our postretirement healthcare benefit plans in 2016.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We believe that the application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our significant accounting policies, see Note 1 to our consolidated financial statements included in Part IV of this Annual Report on Form 10-K.

Allowances for Uncollectible Accounts

Accounts receivable and secured advances to suppliers are stated at the historical carrying amounts net of write-offs and allowances for uncollectible accounts. We establish an allowance for uncollectible trade accounts receivable and secured advances to farmers based on historical experience, the event of non-performance by counterparties to certain of farming, economic and other market conditions as well as these contracts. The risk of non-performance is routinely specific identified customer collection issues. Uncollectible monitored and adjustments recorded, if necessary, to account accounts are written off when a settlement is reached for an for potential non-performance. Different assumptions, changes amount that is less than the outstanding historical balance or in economic circumstances or the deterioration of the financial when we have determined that collection of the balance is condition of the counterparties to these derivative instruments unlikely. could result in additional fair value adjustments and increased expense reflected in cost of goods sold, foreign exchange or We follow the accounting guidance on the disclosure of the interest expense. We did not have significant allowances credit quality of financing receivables and the allowance for relating to non-performance by counterparties at December 31, credit losses which requires information to be disclosed at 2015 or 2014. disaggregated levels, defined as portfolio segments and classes. Based upon an analysis of credit losses and risk Our RMI, forward purchase and sale contracts, and exchange factors to be considered in determining the allowance for traded futures and options are primarily valued at fair value. credit losses, we have determined that the long-term RMI are freely-traded, have quoted market prices, may be sold receivables from farmers in Brazil are a single portfolio without significant additional processing and have predictable segment. and insignificant disposal costs. We estimate fair values of commodity inventories and forward purchase and sale We evaluate this single portfolio segment by class of contracts based on exchange-quoted prices, adjusted for receivables, which is defined as a level of information (below a differences in local markets. Changes in the fair values of portfolio segment) in which the receivables have the same these inventories and contracts are recognized in our initial measurement attribute and a similar method for consolidated statements of income as a component of cost of assessing and monitoring risk. We have identified accounts in goods sold. If we used different methods or factors to estimate legal collection processes and renegotiated amounts as classes fair values, amounts reported as inventories and unrealized of long-term receivables from farmers. Valuation allowances for gains and losses on derivative contracts in the consolidated accounts in legal collection processes are determined by us on balance sheets and cost of goods sold could differ. individual accounts based on the fair value of the collateral Additionally, if market conditions change subsequent to provided as security for the secured advance or credit sale. The year-end, amounts reported in future periods as inventories, fair value is determined using a combination of internal and unrealized gains and losses on derivative contracts and cost of external resources, including published information concerning goods sold could differ. Brazilian land values by region. For determination of the valuation allowances for renegotiated amounts, we consider Recoverable Taxes historical experience with the individual farmers, current weather and crop conditions, as well as the fair value of We evaluate the collectability of our recoverable taxes and non-crop collateral. record valuation allowances if we determine that collection is doubtful. Recoverable taxes include value-added paid upon the For both classes, a long-term receivable from farmers in Brazil acquisition of raw materials and taxable services and other is considered impaired, based on current information and transactional taxes which can be recovered in cash or as events, if we determine it to be probable that all amounts due compensation against income taxes or other taxes we may under the original terms of the receivable will not be collected. owe, primarily in Brazil. Management’s assumption about the Recognition of interest income on secured advances to farmers collectability of recoverable taxes requires significant judgment is suspended once the farmer defaults on the originally because it involves an assessment of the ability and willingness scheduled delivery of agricultural commodities as the collection of the applicable federal or local government to refund the of future income is determined not to be probable. No taxes. The balance of these allowances fluctuates depending additional interest income is accrued from the point of default on the sales activity of existing inventories, purchases of new until ultimate recovery, where amounts collected are credited inventories, percentages of export sales, seasonality, changes first against the receivable and then to any unrecognized in applicable tax rates, cash payment by the applicable interest income. government agencies and compensation of outstanding balances against income or certain other taxes owed to the Inventories and Derivatives applicable governments. At December 31, 2015 and 2014, the allowance for recoverable taxes was $32 million and We use derivative instruments for the purpose of managing the $43 million, respectively. We continue to monitor the economic exposures associated with agricultural commodity prices, environment and events taking place in the applicable transportation costs, foreign currency exchange rates, interest countries and in cases where we determine that recovery is rates and energy costs and for positioning our overall portfolio doubtful, recoverable taxes are reduced by allowances for the relative to expected market movements in accordance with estimated unrecoverable amounts. established policies and procedures. We are exposed to loss in 2015 Bunge Annual Report 39

 Property, Plant and Equipment and Other Finite-Lived jurisdictions across our global operations. Future changes in Intangible Assets judgment related to the ultimate resolution of uncertain tax positions will affect the earnings in the quarter of such change. Long-lived assets include property, plant and equipment and At December 31, 2015 and 2014, we had recorded uncertain other finite-lived intangible assets. When facts and tax positions of $64 million and $83 million, respectively, in our circumstances indicate that the carrying values of property, consolidated balance sheets. For additional information on plant and equipment assets may be impaired, an evaluation of income taxes, please refer to Note 14 of the consolidated recoverability is performed by comparing the carrying value of financial statements. the assets to the projected future cash flows to be generated by such assets. If it appears that the carrying value of our NEW ACCOUNTING PRONOUNCEMENTS assets is not recoverable, we recognize an impairment loss as a charge against results of operations. Our judgments related See Note 1 – Nature of Business, Basis of Presentation, and to the expected useful lives of property, plant and equipment Significant Accounting Policies to our consolidated financial assets and our ability to realize undiscounted cash flows in statements in this Annual Report on Form 10-K. excess of the carrying amount of such assets are affected by factors such as the ongoing maintenance of the assets, ITEM 7A. QUANTITATIVE AND QUALITATIVE changes in economic conditions and changes in operating DISCLOSURES ABOUT MARKET RISK performance. As we assess the ongoing expected cash flows and carrying amounts of our property, plant and equipment RISK MANAGEMENT assets, changes in these factors could cause us to realize material impairment charges. We recorded impairment charges As a result of our global operating and financing activities, we of $17 million for the year ended December 31, 2015 primarily are exposed to changes in, among other things, agricultural related to the announced closure of a packaged oil plant in the commodity prices, transportation costs, foreign currency U.S. exchange rates, interest rates and energy costs which may affect our results of operations and financial position. We Contingencies actively monitor and manage these various market risks associated with our business activities. Our risk management We are a party to a large number of claims and lawsuits, decisions take place in various locations but exposure limits primarily tax and labor claims in Brazil and tax claims in are centrally set and monitored. We have a corporate risk Argentina, and have accrued our estimates of the probable management group which analyzes and monitors various risk costs to resolve these claims. These estimates have been exposures globally. Additionally, our Board of Directors’ Finance developed in consultation with in-house and outside counsel and Risk Policy Committee oversees our overall risk and are based on an analysis of potential results, assuming a management policies and limits. combination of litigation and settlement strategies. Future results of operations for any particular quarterly or annual We use derivative instruments for the purpose of managing the period could be materially affected by changes in our exposures associated with commodity prices, transportation assumptions or the effectiveness of our strategies relating to costs, foreign currency exchange rates, interest rates and these proceedings. For more information on tax and labor energy costs and for positioning our overall portfolio relative to claims in Brazil, see ‘‘Item 3. Legal Proceedings.’’ expected market movements in accordance with established policies and procedures. We enter into derivative instruments Income Taxes primarily with major financial institutions, commodity exchanges in the case of commodity futures and options, or approved We record valuation allowances to reduce our deferred tax exchange clearing shipping companies in the case of ocean assets to the amount that we are likely to realize. We consider freight. While these derivative instruments are subject to projections of future taxable income and prudent tax planning fluctuations in value, for hedged exposures those fluctuations strategies to assess the need for and the size of the valuation are generally offset by the changes in fair value of the allowances. If we determine that we can realize a deferred tax underlying exposures. The derivative instruments that we use asset in excess of our net recorded amount, we decrease the for hedging purposes are intended to reduce the volatility on valuation allowance, thereby decreasing income tax expense. our results of operations; however, they can occasionally result Conversely, if we determine that we are unable to realize all or in earnings volatility, which may be material. See Note 15 to part of our net deferred tax asset, we increase the valuation the consolidated financial statements in this Annual Report on allowance, thereby increasing income tax expense. Form 10-K for a more detailed discussion of our use of derivative instruments. We apply a ‘‘more likely than not’’ threshold to the recognition and de-recognition of tax benefits. Accordingly we recognize CREDIT AND COUNTERPARTY RISK the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. The Through our normal business activities, we are subject to calculation of our uncertain tax positions involves uncertainties significant credit and counterparty risks that arise through in the application of complex tax regulations in a multitude of normal commercial sales and purchases, including forward 40 2015 Bunge Annual Report

2015 Bunge Annual Report 41

commitments to buy or sell, and through various other OTC derivative instruments that we utilize to manage risks inherent in our business activities. We define credit and counterparty risk as a potential financial loss due to the failure of a counterparty to honor its obligations. The exposure is measured based upon several factors, including unpaid accounts receivable from counterparties and unrealized gains from OTC derivative instruments (including forward purchase and sale contracts). Credit and counterparty risk also includes sovereign credit risk. We actively monitor credit and counterparty risk through credit analysis by local credit staffs and review by various local and corporate committees which monitor counterparty performance. We record provisions for counterparty losses from time to time as a result of our credit and counterparty analysis.

During periods of tight conditions in global credit markets, downturns in regional or global economic conditions, and/or significant price volatility, credit and counterparty risks are heightened. This increased risk is monitored through, among other things, increased communication with key counterparties, management reviews and specific focus on counterparties or groups of counterparties that we may determine as high risk. In addition, we have limited new credit extensions in certain cases and reduced our use of non-exchange cleared derivative instruments.

COMMODITIES RISK

We operate in many areas of the food industry, from agricultural raw materials to the production and sale of branded food products. As a result, we purchase and produce various materials, many of which are agricultural commodities, including: soybeans, soybean oil, soybean meal, softseeds (including sunflower seed, rapeseed and canola) and related oil and meal derived from them, wheat and corn. In addition, we grow and purchase sugarcane to produce sugar, ethanol and electricity. Agricultural commodities are subject to price fluctuations due to a number of unpredictable factors that may create price risk. As described above, we are also subject to the risk of counterparty non-performance under forward purchase or sale contracts. From time to time, we have experienced instances of counterparty non-performance, including as a result of significant declines in counterparty profitability under these contracts due to significant movements in commodity prices between the time the contracts were executed and the contractual forward delivery period.

We enter into various derivative contracts with the primary objective of managing our exposure to adverse price movements in the agricultural commodities used and produced in our business operations. We have established policies that limit the amount of unhedged fixed price agricultural commodity positions permissible for our operating companies, which are generally a combination of volume and value-at-risk ("VaR") limits. We measure and review our net commodities position on a daily basis.

Our daily net agricultural commodity position consists of inventory, forward purchase and sale contracts, OTC and exchange traded derivative instruments, including those used to hedge portions of our production requirements. The fair value of that position is a summation of the fair values calculated for each agricultural commodity by valuing all of our commodity positions at quoted market prices for the period where available or utilizing a close proxy. VaR is calculated on the net position and monitored at the 95% confidence interval. In addition, scenario analysis and stress testing are performed. For example, one measure of market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices. The results of this analysis, which may differ from actual results, are as follows:

	YEAR ENDED DECEMBER 31, 2015		YEAR ENDED DECEMBER 31, 2014	
(US$ in millions)	FAIR VALUE	MARKET RISK	FAIR VALUE	MARKET RISK
Highest daily aggregated position value	$ 642	$(64)	$ (219)	$ (22)
Lowest daily aggregated position value	(950)	(95)	(1,608)	(161)

OCEAN FREIGHT RISK

Ocean freight represents a significant portion of our operating costs. The market price for ocean freight varies depending on the supply and demand for ocean vessels, global economic conditions and other factors. We enter into time charter agreements for time on ocean freight vessels based on forecasted requirements for the purpose of transporting agricultural commodities. Our time charter agreements generally have terms ranging from two months to approximately seven years. We use financial derivatives, generally freight forward agreements, to hedge portions of our ocean freight costs. The ocean freight derivatives are included in other current assets and other current liabilities on the consolidated balance sheets at fair value.

ENERGY RISK

We purchase various energy commodities such as bunker fuel, electricity and natural gas that are used to operate our manufacturing facilities and ocean freight vessels. The energy commodities are subject to price risk. We use financial derivatives, including exchange traded and OTC swaps and options for various purposes, including to manage our exposure to volatility in energy costs. These energy derivatives are included in other current assets and other current liabilities on the consolidated balance sheets at fair value.

CURRENCY RISK

Our global operations require active participation in foreign exchange markets. Our primary foreign currency exposures are the Brazilian *real*, Canadian *dollar*, the *euro* and other European currencies, the Argentine *peso* and the Chinese *yuan/renminbi*.

 To reduce the risk arising from foreign exchange rate change in interest rate ignores the potential impact of any fluctuations, we enter into derivative instruments, such as currency movements. forward contracts and swaps and foreign currency options. The changes in market value of such contracts have a high Derivative Instruments correlation to the price changes in the related currency exposures. The potential loss in fair value for such net currency Interest Rate Derivatives. Interest rate derivatives used by us as position resulting from a hypothetical 10% adverse change in hedging instruments are recorded at fair value in the foreign currency exchange rates as of December 31, 2015 was consolidated balance sheets with changes in fair value not material. recorded contemporaneously in earnings. Certain of these swap agreements may be designated as fair value hedges. The We have significant operations in Argentina. We utilize the carrying amount of the associated hedged debt is also adjusted official exchange rate published by the Argentine government through earnings for changes in the fair value arising from for our commercial transactions and re-measurement purposes changes in benchmark interest rates. Ineffectiveness is of financial statements. The Argentine peso experienced recognized to the extent that these two adjustments do not increased devaluation and volatility in 2015. Our financial offset. We may enter into interest rate swap agreements for the position and results of operations are not materially impacted; purpose of managing certain of our interest rate exposures. We however, we continue to monitor political and economic may also enter into interest rate basis swap agreements that conditions, including inflation in Argentina. do not qualify as hedges for accounting purposes. Changes in fair value of such interest rate basis swap agreements are When determining our exposure, we exclude intercompany recorded in earnings. loans that are deemed to be permanently invested. The repayments of permanently invested intercompany loans are We recognized gains of approximately $9 million, $12 million not planned or anticipated in the foreseeable future and and $20 million, respectively, as a reduction of interest expense therefore, are treated as analogous to equity for accounting in the consolidated statements of income, related to the purposes. As a result, the foreign exchange gains and losses amortization of deferred gains on termination of interest rate on these borrowings are excluded from the determination of swap agreements for the years ended December 31, 2015, net income and recorded as a component of accumulated 2014 and 2013. other comprehensive income (loss) in the consolidated balance sheets. Included in other comprehensive income (loss) are Foreign Exchange Derivatives. We use a combination of foreign foreign exchange losses of $541 million and $296 million for exchange forward swap and option contracts in certain of our the years ended December 31, 2015 and 2014, respectively, operations to mitigate the risk from exchange rate fluctuations related to permanently invested intercompany loans. in connection with certain commercial and balance sheet exposures. The foreign exchange forward swap and option INTEREST RATE RISK contracts may be designated as cash flow hedges. We may also use net investment hedges to partially offset the We have debt in fixed and floating rate instruments. We are translation adjustments arising from the remeasurement of our exposed to market risk due to changes in interest rates. We investment in certain of our foreign subsidiaries. may enter into interest rate swap agreements to manage our interest rate exposure related to our debt portfolio. We assess, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedge The aggregate fair value of our short and long-term debt, transactions are highly effective in offsetting changes in the including non-recourse investment fund debt, based on market hedged items. yields at December 31, 2015, was $4,592 million with a carrying value of $4,451 million. Commodity Derivatives. We use derivative instruments to primarily manage exposure to movements associated with A hypothetical 100 basis point increase in the interest yields on agricultural commodity prices. We generally use exchange our senior note debt at December 31, 2015 would result in a traded futures and options contracts to minimize the effects of decrease of approximately $36 million in the fair value of our changes in the prices of agricultural commodities on debt. Similarly, a decrease of 100 basis points in the interest agricultural commodity inventories and forward purchase and yields on our debt at December 31, 2015 would cause an sale contracts, but may also from time to time enter into OTC increase of approximately $38 million in the fair value of our commodity transactions, including swaps, which are settled in debt. cash at maturity or termination based on exchange-quoted futures prices. Changes in fair values of exchange traded A hypothetical 1% change in LIBOR would result in a change futures contracts representing the unrealized gains and/or of approximately $28 million in our interest expense on our losses on these instruments are settled daily generally through variable rate debt at December 31, 2015. Some of our variable our 100% owned futures clearing subsidiary. Forward purchase rate debt is denominated in currencies other than in U.S. and sale contracts are primarily settled through delivery of dollars and is indexed to non-U.S. dollar-based interest rate agricultural commodities. While we consider these exchange indices, such as EURIBOR and TJLP and certain benchmark traded futures and forward purchase and sale contracts to be rates in local bank markets. As such, the hypothetical 1% effective economic hedges, we do not designate or account for 42 2015 Bunge Annual Report

2015 Bunge Annual Report 43

the majority of our commodity contracts as hedges. Changes in fair values of these contracts and related RMI are included in cost of goods sold in the consolidated statements of income. The forward contracts require performance of both us and the contract counterparty in future periods. Contracts to purchase agricultural commodities generally relate to current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for the sale of agricultural commodities generally do not extend beyond one future crop cycle.

Ocean Freight Derivatives. We use derivative instruments referred to as freight forward agreements, or FFAs, and FFA options to hedge portions of our current and anticipated ocean freight costs. A portion of the ocean freight derivatives may be designated as fair value hedges of our firm commitments to purchase time on ocean freight vessels. Changes in the fair value of the ocean freight derivatives that are qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged firm commitments to purchase time on ocean freight vessels that is attributable to the hedged risk, are recorded in earnings. Changes in the fair values of ocean freight derivatives that are not designated as hedges are also recorded in earnings.

Energy Derivatives. We use derivative instruments for various purposes including to manage our exposure to volatility in energy costs. Our operations use substantial amounts of energy, including natural gas, coal and fuel oil, including bunker fuel.

For more information, see Note 15 to our consolidated financial statements included as part of this Annual Report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements and related schedule required by this item are contained on pages F-1 through F-68 and on page E-1 of this Annual Report on Form 10-K. See Item 15(a) for a listing of financial statements provided.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are the controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including the principal executive and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2015, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the fiscal year covered by this Annual Report on Form 10-K because of the material weakness in internal control over financial reporting described below.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Bunge Limited's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Bunge Limited's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

Based on its evaluation, management has concluded that a material weakness existed in the Company's internal control over financial reporting as of December 31, 2015, because the Company did not maintain effective controls over the preparation and review of its Consolidated Statements of Cash Flows. Specifically, controls were not designed to ensure that cash received from settlement of net investment hedges was properly classified in the Consolidated Statements of Cash Flows, and management's review process was not effective in detecting this error.

 This control weakness resulted in an error in the Company’s making can be faulty and that breakdowns can occur because previously issued interim consolidated financial statements of simple error or mistake. Controls may also be circumvented contained in its Quarterly Report on Form 10-Q for the quarter by the individual acts of some persons, by collusion of two or ended September 30, 2015. The error, which overstated more people or by management override of the controls. The operating cash flows and understated investing cash flows in design of any system of controls is based in part on certain the same amount, was identified and corrected prior to the assumptions about the likelihood of future events, and there issuance of Bunge Limited’s 2015 annual consolidated financial can be no assurance that any design will succeed in achieving statements as of and for the year ended December 31, 2015. its stated goals under all potential future conditions. Projections The error was not material to any other previously reported of any evaluation of controls effectiveness to future periods are interim or annual consolidated financial statements. subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the Deloitte & Touche LLP, the independent registered public degree of compliance with policies or procedures. accounting firm that has audited and reported on Bunge Limited’s consolidated financial statements included in this MANAGEMENT’S REMEDIATION PLAN annual report, has issued its written attestation report on Bunge Limited’s internal control over financial reporting, which The Company has filed an amended Quarterly Report on is included in this Annual Report on Form 10-K. Form 10-Q/A for the quarter ended September 30, 2015 to correct the financial statement error by reclassifying cash CHANGES IN INTERNAL CONTROL OVER FINANCIAL received from the settlement of net investment hedges from REPORTING operating cash flows to investing cash flows in the Condensed Consolidated Statement of Cash Flows. The reclassification did Other than the material weakness described above, there has not affect the Company’s previously reported volumes, gross been no change in our internal control over financial reporting profit, segment operating profit, net income or earnings per during the fourth fiscal quarter ended December 31, 2015 that share or Bunge’s balance sheets for any period. In addition to has materially affected, or is reasonably likely to materially correcting the presentation of cash received from the affect, our internal control over financial reporting. settlement of net investment hedges in the Consolidated Statements of Cash Flows in the Form 10-Q/A, management has INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS been actively engaged in developing remediation plans to address the material weakness described above. The Our management, including our Chief Executive Officer and our remediation efforts expected to be implemented include Chief Financial Officer, does not expect that our disclosure reviewing current policies, processes and procedures relating controls or our internal control over financial reporting will to the preparation and review of the Consolidated Statements prevent or detect all errors and all fraud. A control system, no of Cash Flows to ensure that hedge accounting related cash matter how well designed and operated, can provide only flows are properly presented in accordance with U.S. GAAP. reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must Management has developed a detailed plan and timetable for reflect the fact that there are resource constraints, and the the implementation of the foregoing remediation efforts and benefits of controls must be considered relative to their costs. will monitor their implementation. Management believes the Further, because of the inherent limitations in all control foregoing efforts will effectively remediate the material systems, no evaluation of controls can provide absolute weakness. As the Company continues to evaluate and work to assurance that misstatements due to error or fraud will not improve its internal control over financial reporting, however, occur or that all control issues and instances of fraud, if any, management may determine to take additional measures to within the company have been detected. These inherent address control deficiencies or determine to modify the limitations include the realities that judgments in decision- remediation plan described above. 44 2015 Bunge Annual Report

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Shareholders of Bunge Limited White Plains, New York We have audited the internal control over financial reporting of Bunge Limited and subsidiaries (the ‘‘Company’’) as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: • The Company did not maintain effective controls over the preparation and review of its Consolidated Statements of Cash Flows. Specifically, controls were not designed to ensure that cash received from settlement of net investment hedges was properly presented in the Consolidated Statements of Cash Flows, and management’s review process was not effective in detecting this error. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015 of the Company and this report does not affect our report on such financial statements and financial statement schedule. In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. 2015 Bunge Annual Report 45

 We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015 of the Company and our report dated February 25, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule. /s/ Deloitte & Touche LLP New York, New York February 25, 2016 46 2015 Bunge Annual Report

 ITEM 9B. OTHER INFORMATION ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND None. RELATED STOCKHOLDER MATTERS PART III We will provide information that is responsive to this Item 12 in our definitive proxy statement for our 2016 Annual General Information required by Items 10, 11, 12, 13 and 14 of Part III is Meeting of Shareholders under the caption ‘‘Share Ownership omitted from this Annual Report on Form 10-K and will be filed of Directors, Executive Officers and Principal Shareholders’’ and in a definitive proxy statement for our 2016 Annual General possibly elsewhere therein. That information is incorporated in Meeting of Shareholders. this Item 12 by reference. The information required by this item with respect to our equity compensation plan information is found in Part II of this Annual Report on Form 10-K under the ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, caption ‘‘Item 5. Market for Registrant’s Common Equity, AND CORPORATE GOVERNANCE Related Stockholder Matters and Issuer Purchases of Equity Securities – Securities Authorized for Issuance Under Equity We will provide information that is responsive to this Item 10 in Compensation Plans,’’ which information is incorporated herein our definitive proxy statement for our 2016 Annual General by reference. Meeting of Shareholders under the captions ‘‘Election of Directors,’’ ‘‘Section 16(a) Beneficial Ownership Reporting Compliance,’’ ‘‘Corporate Governance – Board Meetings and ITEM 13. CERTAIN RELATIONSHIPS AND Committees – Audit Committee,’’ ‘‘Corporate Governance – RELATED TRANSACTIONS, AND DIRECTOR Board Composition and Independence,’’ ‘‘Audit Committee INDEPENDENCE Report,’’ ‘‘Corporate Governance – Corporate Governance Guidelines and Code of Conduct’’ and possibly elsewhere We will provide information that is responsive to this Item 13 in therein. That information is incorporated in this Item 10 by our definitive proxy statement for our 2016 Annual General reference. The information required by this item with respect to Meeting of Shareholders under the captions ‘‘Corporate our executive officers and key employees is found in Part I of Governance – Board Composition and Independence,’’ ‘‘Certain this Annual Report on Form 10-K under the caption Relationships and Related Party Transactions’’ and possibly ‘‘Item 1. Business – Executive Officers and Key Employees of elsewhere therein. That information is incorporated in this the Company,’’ which information is incorporated herein by Item 13 by reference. reference. ITEM 14. PRINCIPAL ACCOUNTING FEES AND ITEM 11. EXECUTIVE COMPENSATION SERVICES We will provide information that is responsive to this Item 11 in We will provide information that is responsive to this Item 14 in our definitive proxy statement for our 2016 Annual General our definitive proxy statement for our 2016 Annual General Meeting of Shareholders under the captions ‘‘Executive Meeting of Shareholders under the caption ‘‘Appointment of Compensation,’’ ‘‘Director Compensation,’’ ‘‘Compensation Independent Auditor’’ and possibly elsewhere therein. That Committee Report,’’ and possibly elsewhere therein. That information is incorporated in this Item 14 by reference. information is incorporated in this Item 11 by reference. 2015 Bunge Annual Report 47

48 2015 Bunge Annual Report

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

a. **(1) (2) Financial Statements and Financial Statement Schedules**

See "Index to Consolidated Financial Statements" on page F-1 and Financial Statement Schedule II – Valuation and Qualifying Accounts on page E-1 of this Annual Report on Form 10-K.

a. **(3) Exhibits**

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Form 10-K.

Certain of the agreements filed as exhibits to this Form 10-K contain representations and warranties by the parties to the agreements that have been made solely for the benefit of the parties to the agreement, which may have been included in the agreement for the purpose of allocating risk between the parties rather than establishing matters as facts and may have been qualified by disclosures that were made to the parties in connection with the negotiation of these agreements and not necessarily reflected in the agreements. Accordingly, the representations and warranties contained in these agreements may not describe the actual state of affairs of Bunge Limited or its subsidiaries as of the date that these representations and warranties were made or at any other time. Investors should not rely on these representations and warranties as statements of fact. Additional information about Bunge Limited and its subsidiaries may be found elsewhere in this Annual Report on Form 10-K and Bunge Limited's other public filings, which are available without charge through the SEC's website at www.sec.gov.

See "Index to Exhibits" set forth below.

EXHIBIT NUMBER	DESCRIPTION
3.1	Memorandum of Association (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 13, 2001)
3.2	Certificate of Deposit of Memorandum of Increase of Share Capital (incorporated by reference from the Registrant's Form 10-Q filed August 11, 2008)
3.3	Bye-laws, amended and restated as of May 23, 2008 (incorporated by reference from the Registrant's Form 10-Q filed August 11, 2008)
4.1	Form of Common Share Certificate (incorporated by reference from the Registrant's Form 10-K filed March 3, 2008)
4.2	Certificate of Designation of 4.875% Cumulative Convertible Perpetual Preference Shares (incorporated by reference from the Registrant's Form 8-K filed November 20, 2006)
4.3	Form of 4.875% Cumulative Convertible Perpetual Preference Share Certificate (incorporated by reference from the Registrant's Form 8-K filed November 20, 2006)
4.4	The instruments defining the rights of holders of the long-term debt securities of Bunge and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Bunge hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request
10.1	Fifth Amended and Restated Pooling Agreement, dated as of June 28, 2004, among Bunge Funding Inc., Bunge Management Services Inc., as Servicer, and The Bank of New York Mellon, as Trustee (incorporated by reference from the Registrant's Form 10-K filed February 27, 2012)
10.2	Fifth Amended and Restated Series 2000-1 Supplement, dated as of June 28, 2004, among Bunge Funding Inc., Bunge Management Services, Inc., as Servicer, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International," New York Branch, as Letter of Credit Agent, JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of New York Mellon, as Collateral Agent and Trustee, and Bunge Asset Funding Corp., as Series 2000-1 Purchaser (incorporated by reference from the Registrant's Form 10-K filed February 27, 2012)
10.3	Twelfth Amended and Restated Liquidity Agreement, dated as of November 20, 2014, among Bunge Asset Funding Corp., the financial institutions party thereto, Citibank, N.A., as Syndication Agent, BNP Paribas and The Bank of Tokyo Mitsubishi UFJ, Ltd., as Co-Documentation Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference from the Registrant's Form 8-K filed November 24, 2014)
10.4	Annex X, dated as of November 20, 2014 (incorporated by reference from the Registrant's Form 8-K filed on November 24, 2014)

2015 Bunge Annual Report 49

EXHIBIT NUMBER	DESCRIPTION
10.5	Eighth Amended and Restated Guaranty, dated as of November 20, 2014, by Bunge Limited, as Guarantor, to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International," New York Branch, in its capacity as the letter of credit agent under the Letter of Credit Reimbursement Agreement for the benefit of the Letter of Credit Banks, JPMorgan Chase Bank, N.A., in its capacity as the administrative agent under the Liquidity Agreement, for the benefit of the Liquidity Banks and The Bank of New York Mellon (formerly known as The Bank of New York), in its capacity as collateral agent under the Security Agreement and as trustee under the Pooling Agreement (incorporated by reference from the Registrant's Form 8-K filed on November 24, 2014)
10.6	Facility Agreement, dated March 17, 2014, among Bunge Finance Europe B.V., as Borrower, ABN AMRO Bank N.V., BNP Paribas, ING Bank N.V., Lloyds Bank plc, The Royal Bank of Scotland plc, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Crédit Agricole Corporate and Investment Bank, HSBC Bank plc, Industrial and Commercial Bank of China Ltd., New York Branch, Mizuho Bank, Ltd., Natixis, SG Americas Securities LLC, Standard Chartered Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Unicredit Bank AG, New York Branch, as Mandated Lead Arrangers, the financial institutions from time to time party thereto, and ABN AMRO Bank N.V., as Agent (incorporated by reference from the Registrant's Form 8-K filed on March 19, 2014)
10.7	Amendment Agreement, dated August 10, 2015, relating to the Facility Agreement, dated March 17, 2014, among Bunge Finance Europe B.V., as Borrower, ABN AMRO Bank N.V., BNP Paribas, ING Bank N.V., Lloyds Bank plc, The Royal Bank of Scotland plc, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Crédit Agricole Corporate and Investment Bank, HSBC Bank plc, Industrial and Commercial Bank of China Ltd., New York Branch, Mizuho Bank, Ltd., Natixis, SG Americas Securities LLC, Standard Chartered Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Unicredit Bank AG, New York Branch, as Mandated Lead Arrangers, the financial institutions from time to time party thereto, and ABN AMRO Bank N.V., as Agent (incorporated by reference from Registrant's Form 8-K filed on August 10, 2015)
10.8	Amended and Restated Guaranty, dated as of August 10, 2015, by Bunge Limited, as Guarantor, to ABN AMRO Bank N.V., as Agent (incorporated by reference from the Registrant's Form 8-K filed on August 10, 2015)
10.9	Revolving Credit Agreement, dated as of November 20, 2014, among Bunge Limited Finance Corp., as Borrower, Citibank, N.A., as Syndication Agent, BNP Paribas and The Bank of Tokyo Mitsubishi UFJ, Ltd., as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, and certain lenders party thereto (incorporated by reference from the Registrant's Form 8-K filed on November 24, 2014)
10.10	Guaranty, dated as of November 20, 2014, by Bunge Limited, as Guarantor, to JPMorgan Chase Bank, N.A., as administrative agent under the Revolving Credit Agreement (incorporated by reference from the Registrant's Form 8-K filed on November 24, 2014)
10.11	Amended and Restated Credit Agreement, dated June 17, 2014, among Bunge Limited Finance Corp., as Borrower, CoBank ACB, as Administrative Agent and Lead Arranger, and certain lenders party thereto (incorporated by reference from the Registrant's Form 10-K filed on March 2, 2015)
10.12	Amended and Restated Guaranty, dated as of June 17, 2014, between Bunge Limited, as Guarantor, and CoBank ACB, as Administrative Agent (incorporated by reference from the Registrant's Form 10-K filed on March 2, 2015)
10.13 *	Seventh Amendment to and Restatement of the Receivables Transfer Agreement, dated May 22, 2015, among Bunge Securitization B.V., as Seller, Bunge Finance B.V., as Master Servicer, the persons from time to time party thereto as Conduit Purchasers, the persons from time to time party thereto as Committed Purchasers, the persons from time to time party thereto as Purchaser Agents, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., as Administrative Agent and Purchaser Agent, and Bunge Limited, as Performance Undertaking Provider
++10.14	Servicing Agreement, dated June 1, 2011, among Bunge Securitization B.V., as Seller, Bunge North America Capital, Inc., as U.S. Intermediate Transferor, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., as Italian Intermediate Transferor, Bunge Finance B.V., as Master Servicer, the persons named therein as Sub-Servicers, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., as Administrative Agent (incorporated by reference from the Registrant's Form 10-Q filed on August 9, 2011)
10.15	Performance and Indemnity Agreement, dated June 1, 2011, between Bunge Limited, as Performance Undertaking Provider and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., as Administrative Agent (incorporated by reference from the Registrant's Form 10-Q filed on August 9, 2011)
10.16	First Amendment to Performance and Indemnity Agreement, dated May 24, 2012, between Bunge Limited, as Performance Undertaking Provider and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., as Administrative Agent (incorporated by reference from the Registrant's Form 10-Q filed on August 1, 2012)
10.17	Subordinated Loan Agreement, dated June 1, 2011, among Bunge Finance B.V., as Subordinated Lender, Bunge Securitization B.V., as Seller, Bunge Finance B.V., as Master Servicer, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., as Administrative Agent (incorporated by reference from the Registrant's Form 10-Q filed on August 9, 2011)

50 2015 Bunge Annual Report

EXHIBIT NUMBER	DESCRIPTION
++10.18	U.S. Receivables Purchase Agreement, dated June 1, 2011, among Bunge North America, Inc., Bunge Oils, Inc., Bunge North America (East), LLC, Bunge Milling, Inc., Bunge North America (OPD West), Inc., each as a Seller, respectively, Bunge Finance B.V., as Seller Agent, and Bunge North America Capital, Inc., as the Buyer (incorporated by reference from the Registrant's Form 10-Q filed on August 9, 2011)
10.19	First Amendment to U.S. Receivables Purchase Agreement, dated June 15, 2012, among Bunge North America, Inc., Bunge Oils, Inc., Bunge North America (East), LLC, Bunge Milling, Inc., Bunge North America (OPD West), Inc., each as a Seller, respectively, Bunge Finance B.V., as Seller Agent, and Bunge North America Capital, Inc., as the Buyer (incorporated by reference from the Registrant's Form 10-Q filed on August 1, 2012)
++10.20	U.S. Intermediate Transfer Agreement, dated June 1, 2011, among Bunge North America Capital, Inc., as the Transferor, Bunge Finance B.V., as the Transferor Agent, and Bunge Securitization B.V., as the Transferee (incorporated by reference from the Registrant's Form 10-Q filed on August 9, 2011)
10.21	First Amendment to U.S. Intermediate Transfer Agreement, dated June 15, 2012, among Bunge North America Capital, Inc., as the Transferor, Bunge Finance B.V., as the Transferor Agent, and Bunge Securitization B.V., as the Transferee (incorporated by reference from the Registrant's Form 10-Q filed on August 1, 2012)
10.22	Bunge Limited Equity Incentive Plan (Amended and Restated as of December 31, 2008) (incorporated by reference from the Registrant's Form 10-K filed March 2, 2009)
10.23	Form of Nonqualified Stock Option Award Agreement (effective as of 2005) under the Bunge Limited Equity Incentive Plan (incorporated by reference from the Registrant's Form 10-K filed March 15, 2006)
10.24	Bunge Limited 2009 Equity Incentive Plan (incorporated by reference from the Registrant's Definitive Proxy Statement filed April 11, 2014)
10.25	Form of Nonqualified Stock Option Award Agreement under the 2009 Bunge Limited Equity Incentive Plan (incorporated by reference from the Registrant's Form 10-K filed March 1, 2011)
10.26	Form of Restricted Stock Unit Award Agreement under the 2009 Bunge Limited Equity Incentive Plan (incorporated by reference from the Registrant's Form 10-K filed March 1, 2011)
10.27	Form of Performance Based Restricted Stock Unit-Target EPS Award Agreement under the 2009 Bunge Limited Equity Incentive Plan (incorporated by reference from the Registrant's Form 10-K filed March 1, 2011)
10.28	Bunge Limited Non-Employee Directors' Equity Incentive Plan (Amended and Restated as of February 25, 2005) (incorporated by reference from the Registrant's Form 10-K filed March 16, 2005)
10.29	Bunge Limited 2007 Non-Employee Directors' Equity Incentive Plan (Amended and Restated as of December 31, 2008) (incorporated by reference from the Registrant's Form 10-K filed March 2, 2009)
10.30	Form of Deferred Restricted Stock Unit Award Agreement (effective as of 2007) under the Bunge Limited 2007 Non-Employee Directors' Equity Incentive Plan (incorporated by reference from the Registrant's Form 10-K filed March 3, 2008)
10.31	Form of Restricted Stock Unit Award Agreement under the Bunge Limited 2007 Non-Employee Directors' Equity Incentive Plan (incorporated by reference from the Registrant's Form 10-K filed March 1, 2010)
10.32	Form of Nonqualified Stock Option Award Agreement (effective as of 2005) under the Bunge Limited Non-Employee Directors' Equity Incentive Plan (incorporated by reference from the Registrant's Form 10-K filed March 15, 2006)
10.33	Bunge Limited Deferred Compensation Plan for Non-Employee Directors (Amended and Restated as of December 31, 2008) (incorporated by reference from the Registrant's Form 10-K filed March 2, 2009)
10.34	Bunge Excess Benefit Plan (Amended and Restated as of January 1, 2009) (incorporated by reference from the Registrant's Form 10-K filed March 2, 2009)
10.35	Bunge Excess Contribution Plan (Amended and Restated as of January 1, 2009) (incorporated by reference from the Registrant's Form 10-K filed March 2, 2009)
10.36	Bunge U.S. SERP (Amended and Restated as of January 1, 2011) (incorporated by reference from the Registrant's Form 10-K filed March 1, 2011)
10.37	Bunge Limited Employee Deferred Compensation Plan (effective January 1, 2008) (incorporated by reference from the Registrant's Form 10-K filed March 2, 2009)
10.38	Bunge Limited Annual Incentive Plan (effective January 1, 2011) (incorporated by reference from the Registrant's Definitive Proxy Statement filed April 16, 2010)
10.39	Description of Non-Employee Directors' Compensation (effective as of January 1, 2014)
10.40	Employment Agreement (Amended and Restated as of February 6, 2013) between Bunge Limited and Alberto Weisser (incorporated by reference from the Registrant's Form 8-K filed February 7, 2013)
10.41	Offer Letter, dated as of February 1, 2008, for Vicente Teixeira (incorporated by reference from the Registrant's Form 10-Q filed May 12, 2008)
10.42	Offer Letter, amended and restated as of December 31, 2008, for Andrew J. Burke (incorporated by reference from the Registrant's Form 10-K filed March 2, 2009)
10.43	Compensation Letter to Andrew J. Burke, dated August 3, 2011 (incorporated by reference from the Registrant's Form 10-Q filed on August 9, 2011)

 EXHIBIT EXHIBIT NUMBER DESCRIPTION NUMBER DESCRIPTION 10.44 Offer Letter, amended and restated as of February 1, 2009, for 31.2* Certification of Bunge Limited’s Chief Financial Officer D. Benedict Pearcy (incorporated by reference from the pursuant to Section 302 of the Sarbanes Oxley Act Registrant’s Form 10-Q filed May 10, 2010) 32.1* Certification of Bunge Limited’s Chief Executive Officer 10.45 Offer Letter, dated as of June 14, 2011, for Gordon Hardie pursuant to Section 906 of the Sarbanes Oxley Act (incorporated by reference from the Registrant’s Form 10-Q 32.2* Certification of Bunge Limited’s Chief Financial Officer filed on August 9, 2011) pursuant to Section 906 of the Sarbanes Oxley Act 10.46 Offer Letter, dated as of September 24, 2010, for Raul Padilla 101* The following financial information from Bunge Limited’s (incorporated by reference from the Registrant’s Form 10-Q Annual Report on Form 10-K for the fiscal year ended filed on November 9, 2011) December 31, 2015 formatted in Extensible Business Reporting 10.47 Offer Letter, dated as of May 11, 2012, for Frank R. Jimenez Language (XBRL): (i) the Consolidated Statements of Income, (incorporated by reference from the Registrant’s Form 10-Q (ii) the Consolidated Balance Sheets, (iii) the Consolidated filed on May 3, 2013) Statements of Cash Flows, (iv) the Consolidated Statements of 10.48 Employment Agreement, dated as of February 6, 2013, Shareholders’ Equity, (v) the Notes to the Consolidated between Bunge Limited and Soren Schroder (incorporated by Financial Statements and (vi) Schedule II – Valuation and reference from the Registrant’s Form 8-K filed February 7, Qualifying Accounts 2013) * Filed herewith. 12.1* Computation of Ratio of Earnings to Fixed Charges ++ Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant 21.1* Subsidiaries of the Registrant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. 23.1* Consent of Deloitte & Touche LLP 31.1* Certification of Bunge Limited’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act 2015 Bunge Annual Report 51

2015 Bunge Annual Report E-1

BUNGE LIMITED
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(US$ IN MILLIONS)

DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	CHARGED TO OTHER ACCOUNTS[b]	DEDUCTIONS FROM RESERVES	BALANCE AT END OF PERIOD
FOR THE YEAR ENDED DECEMBER 31, 2013					
Allowances for doubtful accounts[a]	$ 292	73	(18)	(64)[c]	$ 283
Allowances for secured advances to suppliers	$ 78	34	(10)	(27)	$ 75
Allowances for recoverable taxes	$ 105	19	(2)	(52)	$ 70
Income tax valuation allowances	$ 455	642	(49)[d]	-	$1,048
FOR THE YEAR ENDED DECEMBER 31, 2014					
Allowances for doubtful accounts[a]	$ 283	71	(23)	(84)[c]	$ 247
Allowances for secured advances to suppliers	$ 75	9	(7)	(16)	$ 61
Allowances for recoverable taxes	$ 70	7	(14)	(20)	$ 43
Income tax valuation allowances	$1,048	76	(46)[d]	-	$1,078
FOR THE YEAR ENDED DECEMBER 31, 2015					
Allowances for doubtful accounts[a]	$ 247	64	(47)	(54)[c]	$ 210
Allowances for secured advances to suppliers	$ 61	11	(21)	(9)	$ 42
Allowances for recoverable taxes	$ 43	7	(16)	(2)	$ 32
Income tax valuation allowances	$1,078	44	(324)[d]	-	$ 798

(a) This includes an allowance for doubtful accounts for current and non-current trade accounts receivables.

(b) This consists primarily of foreign exchange translation adjustments.

(c) Such amounts include write-offs of uncollectible accounts and recoveries.

(d) Includes primarily cumulative translation adjustments.

 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS PAGE Consolidated Financial Statements Report of Independent Registered Public Accounting Firm. . F-2 Consolidated Statements of Income for the Years Ended December 31, 2015, 2014 and 2013.. F-3 Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2015, 2014 and 2013 F-4 Consolidated Balance Sheets at December 31, 2015 and 2014 . F-5 Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2014 and 2013 . F-6 Consolidated Statements of Changes in Equity and Redeemable Noncontrolling Interests for the Years Ended December 31, 2015, 2014 and 2013F-7 Notes to the Consolidated Financial Statements F-8 2015 Bunge Annual Report F-1

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Shareholders of Bunge Limited White Plains, New York We have audited the accompanying consolidated balance sheets of Bunge Limited and subsidiaries (the ‘‘Company’’) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income (loss), changes in equity and redeemable noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bunge Limited and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2016 expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness. /s/ Deloitte & Touche LLP New York, New York February 25, 2016 F-2 2015 Bunge Annual Report

2015 Bunge Annual Report F-3

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

BUNGE LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except per share data)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Net sales	$ 43,455	$ 57,161	$ 61,347
Cost of goods sold	(40,762)	(54,540)	(58,587)
Gross profit	**2,693**	**2,621**	**2,760**
Selling, general and administrative expenses	(1,435)	(1,691)	(1,559)
Interest income	43	87	76
Interest expense	(258)	(347)	(363)
Foreign exchange gains (losses)	(8)	47	53
Other income (expense) - net	(18)	17	44
Goodwill impairment	(13)	-	-
Gain on sales of investments in affiliates	-	-	3
Gain on sale of Canadian grain assets	47	-	-
Income (loss) from continuing operations before income tax	**1,051**	**734**	**1,014**
Income tax (expense) benefit	(296)	(249)	(904)
Income (loss) from continuing operations	**755**	**485**	**110**
Income (loss) from discontinued operations, net of tax (including a net gain on disposal of $112 million in 2013) **(Note 3)**	35	32	97
Net income (loss)	**790**	**517**	**207**
Net loss (income) attributable to noncontrolling interests	1	(2)	99
Net income (loss) attributable to Bunge	**791**	**515**	**306**
Convertible preference share dividends and other obligations	(53)	(48)	(76)
Net income (loss) available to Bunge common shareholders	**$ 738**	**$ 467**	**$ 230**
Earnings per common share - basic (Note 23)			
Net income (loss) from continuing operations	$ 4.90	$ 2.98	$ 0.91
Net income (loss) from discontinued operations	0.24	0.22	0.66
Net income (loss) to Bunge common shareholders	$ 5.14	$ 3.20	$ 1.57
Earnings per common share - diluted (Note 23)			
Net income (loss) from continuing operations	$ 4.84	$ 2.96	$ 0.90
Net income (loss) from discontinued operations	0.23	0.21	0.65
Net income (loss) to Bunge common shareholders	$ 5.07	$ 3.17	$ 1.55

The accompanying notes are an integral part of these consolidated financial statements.

 BUNGE LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) YEAR ENDED DECEMBER 31, (U.S. dollars in millions) 2015 2014 2013 Net income (loss) . $ 790 $ 517 $ 207 Other comprehensive income (loss): Foreign exchange translation adjustment . (2,550) (1,419) (1,212) Unrealized gains (losses) on designated cash flow and net investment hedges, net of tax (expense) benefit of nil, nil and $11 147 21 - Unrealized gains (losses) on investments, net of tax (expense) benefit of nil, $2 and $(2). - (2) 5 Reclassification of realized net losses (gains) to net income, net of tax expense (benefit) of nil, nil and $(5) 77 (9) (38) Pension adjustment, net of tax (expense) benefit of $1, $32 and $(45). 20 (85) 88 Total other comprehensive income (loss).(2,306) (1,494) (1,157) Total comprehensive income (loss). . (1,516) (977) (950) Less: comprehensive (income) loss attributable to noncontrolling interest 5 6 94 Total comprehensive income (loss) attributable to Bunge $(1,511) $ (971) $ (856) The accompanying notes are an integral part of these consolidated financial statements. F-4 2015 Bunge Annual Report

2015 Bunge Annual Report F-5

BUNGE LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions, except share data)	DECEMBER 31, 2015	DECEMBER 31, 2014
ASSETS		
Current assets:		
Cash and cash equivalents	$ 411	$ 362
Time deposits under trade structured finance program (Note 4)	325	1,343
Trade accounts receivable (less allowances of $125 and $121) (Note 18)	1,607	1,840
Inventories (Note 5)	4,466	5,554
Deferred income taxes (Note 14)	208	177
Other current assets (Note 6)	3,899	3,805
Total current assets	10,916	13,081
Property, plant and equipment, net (Note 7)	4,736	5,626
Goodwill (Note 8)	418	349
Other intangible assets, net (Note 9)	326	256
Investments in affiliates (Note 11)	329	294
Deferred income taxes (Note 14)	417	565
Other non-current assets (Note 12)	780	1,261
Total assets	$17,922	$21,432
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term debt (Note 16)	$ 648	$ 594
Current portion of long-term debt (Note 17)	869	408
Letter of credit obligations under trade structured finance program (Note 4)	325	1,343
Trade accounts payable	2,675	3,248
Deferred income taxes (Note 14)	60	42
Other current liabilities (Note 13)	2,763	3,069
Total current liabilities	7,340	8,704
Long-term debt (Note 17)	2,934	2,855
Deferred income taxes (Note 14)	209	177
Other non-current liabilities	750	969
Commitments and contingencies (Note 21)		
Redeemable noncontrolling interests	37	37
Equity (Note 22):		
Convertible perpetual preference shares, par value $.01; authorized, issued and outstanding: 2015 and 2014 - 6,900,000 shares (liquidation preference $100 per share)	690	690
Common shares, par value $.01; authorized - 400,000,000 shares; issued and outstanding: 2015 - 142,483,467 shares, 2014 - 145,703,198 shares	1	1
Additional paid-in capital	5,105	5,053
Retained earnings	7,725	7,180
Accumulated other comprehensive income (loss) (Note 22)	(6,360)	(4,058)
Treasury shares, at cost - 2015 - 9,586,083 and 2014 - 5,714,273 shares, respectively	(720)	(420)
Total Bunge shareholders' equity	6,441	8,446
Noncontrolling interests	211	244
Total equity	6,652	8,690
Total liabilities and equity	$17,922	$21,432

The accompanying notes are an integral part of these consolidated financial statements.

F-6 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
OPERATING ACTIVITIES			
Net income	$ 790	$ 517	$ 207
Adjustments to reconcile net income to cash provided by (used for) operating activities:			
Impairment and goodwill charges	57	130	35
Foreign exchange loss (gain) on debt	(213)	(215)	(48)
Gain on sale of Brazilian fertilizer distribution business	-	-	(148)
Gain on sale of Canadian grain assets	(47)	-	-
Bad debt expense	35	30	26
Depreciation, depletion and amortization	545	607	568
Stock-based compensation expense	46	49	53
Deferred income tax expense/(benefit)	16	(90)	460
Other, net	(26)	(76)	-
Changes in operating assets and liabilities, excluding the effects of acquisitions:			
Trade accounts receivable	(97)	108	148
Inventories	314	(161)	238
Secured advances to suppliers	(397)	21	(216)
Trade accounts payable	(88)	(100)	436
Advances on sales	22	78	309
Net unrealized gain/loss on derivative contracts	(16)	237	(71)
Margin deposits	(154)	(22)	57
Recoverable and income taxes, net	(36)	(59)	128
Accrued liabilities	(7)	367	(6)
Other, net	(134)	(22)	49
Cash provided by (used for) operating activities	610	1,399	2,225
INVESTING ACTIVITIES			
Payments made for capital expenditures	(649)	(839)	(1,042)
Acquisitions of businesses (net of cash acquired)	(347)	(39)	(355)
Proceeds from the sale of Brazilian fertilizer distribution business	-	-	750
Proceeds from investments	295	282	134
Payments for investments	(235)	(196)	(68)
Settlement of net investment hedges	203	-	-
Proceeds from disposals of property, plant and equipment	13	22	11
Change in restricted cash	1	101	137
Proceeds from sale of Canadian grain assets and investments in affiliates	88	-	47
Payments for investments in affiliates	(167)	(57)	(40)
Other, net	(4)	41	(3)
Cash provided by (used for) investing activities	(802)	(685)	(429)
FINANCING ACTIVITIES			
Net change in short-term debt with maturities of 90 days or less	(176)	(134)	(1,153)
Proceeds from short-term debt with maturities greater than 90 days	713	863	934
Repayments of short-term debt with maturities greater than 90 days	(350)	(667)	(737)
Proceeds from long-term debt	9,354	13,014	8,118
Repayments of long-term debt	(8,659)	(13,667)	(8,480)
Proceeds from sale of common shares	25	74	43
Repurchases of common shares	(300)	(300)	-
Dividends paid to preference shareholders	(34)	(34)	(34)
Dividends paid to common shareholders	(207)	(187)	(167)
Dividends paid to noncontrolling interests	(8)	(9)	(3)
Capital contributions (return of capital) from noncontrolling interests, net	(13)	6	(82)
Other, net	15	(17)	(4)
Cash provided by (used for) financing activities	360	(1,058)	(1,565)
Effect of exchange rate changes on cash and cash equivalents	(119)	(36)	(60)
Net increase (decrease) in cash and cash equivalents	49	(380)	171
Change in cash related to assets held for sale	-	-	2
Cash and cash equivalents, beginning of period	362	742	569
Cash and cash equivalents, end of period	$ 411	$ 362	$ 742

The accompanying notes are an integral part of these consolidated financial statements.

2015 Bunge Annual Report F-7

BUNGE LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

(U.S. dollars in millions, except share data)	REDEEMABLE NONCONTROLLING INTERESTS	CONVERTIBLE PREFERENCE SHARES SHARES	CONVERTIBLE PREFERENCE SHARES AMOUNT	COMMON SHARES SHARES	COMMON SHARES AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY SHARES	NONCONTROLLING INTERESTS	TOTAL EQUITY
Balance, January 1, 2013	$ 38	6,900,000	$ 690	146,348,499	$ 1	$ 4,909	$ 6,792	$ (1,410)	$ (120)	$ 393	$ 11,255
Net income (loss)	(34)	-	-	-	-	-	306	-	-	(99)	207
Accretion of noncontrolling interest	42	-	-	-	-	(42)	-	-	-	-	(42)
Other comprehensive income (loss)	-	-	-	-	-	-	-	(1,162)	-	5	(1,157)
Dividends on common shares	-	-	-	-	-	-	(173)	-	-	-	(173)
Dividends on preference shares	-	-	-	-	-	-	(34)	-	-	-	(34)
Dividends to noncontrolling interests on subsidiary common stock	-	-	-	-	-	-	-	-	-	(3)	(3)
Return of capital to noncontrolling interest	(9)	-	-	-	-	(8)	-	-	-	(65)	(73)
Reversal of uncertain tax positions	-	-	-	-	-	13	-	-	-	-	13
Stock-based compensation expense	-	-	-	-	-	53	-	-	-	-	53
Issuance of common shares	-	-	-	1,448,285	-	42	-	-	-	-	42
Balance, December 31, 2013	$ 37	6,900,000	$ 690	147,796,784	$ 1	$ 4,967	$ 6,891	$ (2,572)	$ (120)	$ 231	$ 10,088
Net income (loss)	(9)	-	-	-	-	-	515	-	-	2	517
Accretion of noncontrolling interest	14	-	-	-	-	(14)	-	-	-	-	(14)
Other comprehensive income (loss)	(5)	-	-	-	-	-	-	(1,486)	-	(8)	(1,494)
Dividends on common shares	-	-	-	-	-	-	(192)	-	-	-	(192)
Dividends on preference shares	-	-	-	-	-	-	(34)	-	-	-	(34)
Dividends to noncontrolling interests on subsidiary common stock	-	-	-	-	-	-	-	-	-	(10)	(10)
Acquisition of Noncontrolling interest	-	-	-	-	-	(23)	-	-	-	29	6
Stock-based compensation expense	-	-	-	-	-	49	-	-	-	-	49
Repurchase of common shares	-	-	-	(3,780,987)	-	-	-	-	(300)	-	(300)
Issuance of common shares	-	-	-	1,687,401	-	74	-	-	-	-	74
Balance, December 31, 2014	$ 37	6,900,000	$ 690	145,703,198	$ 1	$ 5,053	$ 7,180	$ (4,058)	$ (420)	$ 244	$ 8,690
Net income (loss)	(14)	-	-	-	-	-	791	-	-	(1)	790
Accretion of noncontrolling interests	19	-	-	-	-	(19)	-	-	-	-	(19)
Other comprehensive income (loss)	(5)	-	-	-	-	-	-	(2,302)	-	(4)	(2,306)
Dividends on common shares	-	-	-	-	-	-	(212)	-	-	-	(212)
Dividends on preference shares	-	-	-	-	-	-	(34)	-	-	-	(34)
Dividends to noncontrolling interests on subsidiary common stock	-	-	-	-	-	-	-	-	-	(9)	(9)
Return of capital to noncontrolling interests	-	-	-	-	-	-	-	-	-	(19)	(19)
Stock-based compensation expense	-	-	-	-	-	46	-	-	-	-	46
Repurchase of common shares	-	-	-	(3,871,810)	-	-	-	-	(300)	-	(300)
Issuance of common shares	-	-	-	652,079	-	25	-	-	-	-	25
Balance, December 31, 2015	**$ 37**	**6,900,000**	**$690**	**142,483,467**	**$ 1**	**$5,105**	**$7,725**	**$(6,360)**	**$(720)**	**$ 211**	**$ 6,652**

The accompanying notes are an integral part of these consolidated financial statements.

F-8 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION, AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Bunge Limited, a Bermuda holding company, together with its consolidated subsidiaries and variable interest entities ("VIEs") in which it is considered the primary beneficiary, through which its businesses are conducted (collectively "Bunge"), is an integrated, global Agribusiness and Food company. Bunge's common shares trade on the New York Stock Exchange under the ticker symbol "BG." Bunge operates in four principal business areas, which include five reportable segments: Agribusiness, Edible Oil products, Milling products, Sugar and Bioenergy and Fertilizer.

Agribusiness – Bunge's Agribusiness segment is an integrated business involved in the purchase, storage, transport, processing and sale of agricultural commodities and commodity products. Bunge's agribusiness operations and assets are located in North America, South America, Europe and Asia-Pacific with merchandising and distribution offices throughout the world.

Bunge's Agribusiness segment also participates in related financial activities, such as offering trade structured finance, which leverages its international trade flows, providing risk management services to customers by assisting them with managing price exposure to agricultural commodities, proprietary trading of foreign exchange and other financial instruments and developing private investment vehicles to invest in businesses complementary to Bunge's commodities operations.

Edible Oil products – Bunge's Edible Oil Products segment produces and sells edible oil products, such as packaged and bulk oils, shortenings, margarine, mayonnaise and other products derived from the vegetable oil refining process. Bunge's edible oil products operations are located in North America, South America, Europe and Asia-Pacific.

Milling products – Bunge's Milling Products segment includes wheat, corn and rice milling businesses, which purchase wheat, corn and rice directly from growers and dealers and process them into milled products for food processors, bakeries, brewers, snack food producers and other customers. Bunge's wheat milling activities are primarily in Mexico and Brazil. Corn and rice milling activities are in the United States and Mexico.

Sugar and Bioenergy – Bunge's Sugar and Bioenergy segment includes its global sugar merchandising and distribution activities, sugar and ethanol production in Brazil, and ethanol production investments. This segment is an integrated business involved in the growing and harvesting of sugarcane from land owned or managed through agricultural partnership agreements and additional sourcing of sugarcane from third parties to be processed at its eight mills in Brazil to produce sugar, ethanol and electricity. The Sugar and Bioenergy segment is also a merchandiser and distributor of sugar and ethanol within Brazil and a global merchandiser and distributor of sugar through its global trading offices. In addition, the segment includes investments in corn-based ethanol producers in the United States and Argentina.

Fertilizer – Bunge's Fertilizer segment operates primarily as a producer and blender of NPK (nitrogen, phosphate and potassium) fertilizer formulas, including phosphate based liquid and solid nitrogen fertilizers through its operations in Argentina to farmers and distributors in Argentina. This segment also includes the operations of fertilizer ports in Brazil and Argentina.

Historically, Bunge was involved in every stage of the fertilizer business in Brazil, from mining of phosphate-based raw materials to the sale of blended fertilizer products. In May 2010, Bunge sold its fertilizer nutrients assets in Brazil, including its phosphate mining assets and its investment in Fosfertil S.A., a phosphate and nitrogen producer. Bunge sold its Brazilian fertilizer distribution business, including blending facilities, brands and warehouses to Yara International ASA ("Yara") in 2013, for $750 million in cash. As a result of the transaction, Bunge no longer has significant ongoing cash flows related to the Brazilian fertilizer business or any significant ongoing participation in the operations of this business (see Note 3).

Basis of Presentation – The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Discontinued Operations – In determining whether a group of assets disposed (or to be disposed) of should be presented as discontinued operations, Bunge makes a determination of whether the group of assets being disposed of comprises a component of the entity; or a group of components of the entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity's operations and financial results be reported in the financial statements as discontinued operations. If these determinations are made affirmatively, the results of operations of the group of assets being disposed of (as well as any gain or loss on the disposal transaction) are aggregated for separate presentation apart from the continuing operations of the Company for all periods presented in the consolidated financial statements (see Note 3).

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Bunge, its subsidiaries and VIEs in which Bunge is considered to be the primary beneficiary, and as a result, include the assets, liabilities, revenues and expenses of all entities over which Bunge exercises control. Equity investments in which Bunge has the ability to exercise significant influence but does not control are accounted for by the equity method of accounting. Investments in which Bunge does not exercise significant

2015 Bunge Annual Report F-9

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION, AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

influence are accounted for by the cost method of accounting. Intercompany accounts and transactions are eliminated. Bunge consolidates VIEs in which it is considered the primary beneficiary and reconsiders such conclusion at each reporting period. An enterprise is determined to be the primary beneficiary if it has a controlling financial interest under GAAP, defined as (a) the power to direct the activities of a VIE that most significantly impact the VIE's business and (b) the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE's operations. Performance of that analysis requires the exercise of judgment. Where Bunge has an interest in an entity that has qualified for the deferral of the consolidation rules, it follows consolidation rules prior to January 1, 2010. These rules require an analysis to (a) determine whether an entity in which Bunge has a variable interest is a VIE and (b) whether Bunge's involvement, through the holding of equity interests directly or indirectly in the entity or contractually through other variable interests, would be expected to absorb a majority of the variability of the entity.

Noncontrolling interests in subsidiaries related to Bunge's ownership interests of less than 100% are reported as noncontrolling interests in the consolidated balance sheets. The noncontrolling ownership interests in Bunge's earnings, net of tax, is reported as net (income) loss attributable to noncontrolling interests in the consolidated statements of income.

Reclassifications – Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates – The preparation of consolidated financial statements requires the application of accounting policies that often involve substantial judgment or estimation in their application. These judgments and estimations may significantly affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect reported amounts of revenues and expenses. The policies Bunge considers to be most dependent on the application of estimates and assumptions include allowances for doubtful accounts, valuation allowances for recoverable taxes and deferred tax assets, impairment of long-lived assets and unconsolidated affiliates, restructuring charges, useful lives of property, plant and equipment and intangible assets, contingent liabilities, liabilities for unrecognized tax benefits and pension plan obligations. In addition, significant management estimates and assumptions are required in allocating the purchase price paid in business acquisitions to the assets and liabilities acquired (see Note 2) and the determination of fair values of Level 3 assets and liabilities (see Note 15).

Translation of Foreign Currency Financial Statements – Bunge's reporting currency is the U.S. dollar. The functional currency of the majority of Bunge's foreign subsidiaries is their local currency and, as such, amounts included in the consolidated statements of income, comprehensive income (loss), cash flows and changes in equity are translated using average exchange rates during each period. Assets and liabilities are translated at period-end exchange rates and resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss).

Foreign Currency Transactions – Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into their respective functional currencies at exchange rates in effect at the balance sheet date. The resulting exchange gain or loss is included in Bunge's consolidated statements of income as foreign exchange gain (loss) unless the remeasurement gain or loss relates to an intercompany transaction that is of a long-term investment nature and for which settlement is not planned or anticipated in the foreseeable future. Gains or losses arising from translation of such transactions are reported as a component of accumulated other comprehensive income (loss) in Bunge's consolidated balance sheets.

Cash and Cash Equivalents – Cash and cash equivalents include time deposits and readily marketable securities with original maturity dates of three months or less at the time of acquisition.

Trade Accounts Receivable and Secured Advances to Suppliers – Trade accounts receivable and secured advances to suppliers are stated at their historical carrying amounts net of write-offs and allowances for uncollectible accounts. Bunge establishes an allowance for uncollectible trade accounts receivable and secured advances to farmers based on historical experience, farming economics and other market conditions as well as specific customer collection issues. Uncollectible accounts are written off when a settlement is reached for an amount below the outstanding historical balance or when Bunge has determined that collection is unlikely.

Secured advances to suppliers bear interest at contractual rates which reflect current market interest rates at the time of the transaction. There are no deferred fees or costs associated with these receivables. As a result, there are no imputed interest amounts to be amortized under the interest method. Interest income is calculated based on the terms of the individual agreements and is recognized on an accrual basis.

Bunge follows accounting guidance on the disclosure of the credit quality of financing receivables and the allowance for credit losses which requires information to be disclosed at

F-10 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION, AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

disaggregated levels, defined as portfolio segments and classes.

Under this guidance, a class of receivables is considered impaired, based on current information and events, if Bunge determines it probable that all amounts due under the original terms of the receivable will not be collected. Recognition of interest income is suspended once the farmer defaults on the originally scheduled delivery of agricultural commodities as the collection of future income is determined not to be probable. No additional interest income is accrued from the point of default until ultimate recovery, at which time amounts collected are credited first against the receivable and then to any unrecognized interest income.

Inventories – Readily marketable inventories ("RMI") are agricultural commodity inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. All of Bunge's RMI are valued at fair value. These agricultural commodity inventories have quoted market prices in active markets, may be sold without significant further processing and have predictable and insignificant disposal costs. Changes in the fair values of merchandisable agricultural commodities inventories are recognized in earnings as a component of cost of goods sold.

Inventories other than RMI are stated at the lower of cost or market by inventory product class. Cost is determined using primarily the weighted-average cost method.

Derivative Instruments and Hedging Activities – Bunge enters into derivative instruments to manage its exposure to movements associated with agricultural commodity prices, transportation costs, foreign currency exchange rates, interest rates and energy costs. Bunge's use of these instruments is generally intended to mitigate the exposure to market variables (see Note 15).

Generally, derivative instruments are recorded at fair value in other current assets or other current liabilities in Bunge's consolidated balance sheets. Bunge assesses, both at the inception of a hedge and on an ongoing basis, whether any derivatives designated as hedges are highly effective in offsetting changes in the hedged items. The effective and ineffective portions of changes in fair values of derivative instruments designated as fair value hedges, along with the gains or losses on the related hedged items are recorded in earnings in the consolidated statements of income in the same caption as the hedged items. The effective portion of changes in fair values of derivative instruments that are designated as cash flow hedges are recorded in accumulated other comprehensive income (loss) and are reclassified to earnings when the hedged cash flows are realized or when the hedge is no longer considered to be effective. The ineffective portion of cash flow hedges is recorded in earnings. In addition, Bunge may designate certain derivative instruments as net investment hedges to hedge the exposure associated with its equity investments in foreign operations. The effective portions of changes in the fair values of net investment hedges, which are evaluated based on forward rates, are recorded as a component of accumulated other comprehensive income (loss) in the consolidated balance sheets and the ineffective portions of such derivative instruments are recorded in foreign exchange gains (losses) in the consolidated statements of income.

Marketable Securities and other short-term investments – Bunge classifies its marketable securities and short-term investments as held-to-maturity and trading. Held-to-maturity securities and investments represent financial assets in which Bunge has the intent and ability to hold to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term and therefore held for only a short period of time. Bunge values its marketable securities at fair value and monitors its held-to-maturity investments for impairment periodically, and recognizes an impairment charge when the decline in fair value of an investment is judged to be other than temporary.

Recoverable Taxes – Recoverable taxes include value-added taxes paid upon the acquisition of raw materials and taxable services and other transactional taxes which can be recovered in cash or as compensation against income taxes or other taxes owed by Bunge, primarily in Brazil. These recoverable tax payments are included in other current assets or other non-current assets based on their expected realization. In cases where Bunge determines that recovery is doubtful, recoverable taxes are reduced by allowances for the estimated unrecoverable amounts.

Property, Plant and Equipment, Net – Property, plant and equipment, net is stated at cost less accumulated depreciation and depletion. Major improvements that extend the life, capacity or efficiency or improve the safety of an asset are capitalized, while maintenance and repairs are expensed as incurred. Costs related to legal obligations associated with the future retirement of capitalized assets are capitalized as part of the cost of the related asset. Bunge generally capitalizes eligible costs to acquire or develop internal-use software that are incurred during the application development stage. Interest costs on borrowings during construction/completion periods of major capital projects are also capitalized.

Included in property, plant and equipment are biological assets, primarily sugarcane, that are stated at cost less accumulated depletion. Depletion is calculated using the estimated units of production based on the remaining useful life of the growing

2015 Bunge Annual Report F-11

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION, AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

sugarcane. Depreciation is computed based on the straight line method over the estimated useful lives of the assets.

Useful lives for property, plant and equipment are as follows:

	YEARS
Biological assets	5 - 6
Buildings	10 - 50
Machinery and equipment	7 - 25
Furniture, fixtures and other	3 - 20
Computer software	3 - 10

Goodwill – Goodwill represents the cost in excess of the fair value of net assets acquired in a business acquisition. Goodwill is not amortized but is tested annually for impairment or between annual tests if events or circumstances indicate potential impairment. Bunge's annual impairment testing is generally performed during the fourth quarter of its fiscal year.

Goodwill is tested for impairment at the reporting unit level, which has been determined to be the Company's operating segments or one level below the operating segments in certain instances (see Note 8).

Impairment of Property, Plant and Equipment and Finite Lived Intangible Assets – Finite lived intangible assets include primarily trademarks, customer lists and port facility usage rights and are amortized on a straight-line basis over their contractual or legal lives (see Note 9) or their estimated useful lives where such lives are not determined by law or contract.

Bunge reviews its property, plant and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Bunge bases its evaluation of recoverability on such indicators as the nature, future economic benefits and geographic locations of the assets, historical or future profitability measures and other external market conditions. If these indicators result in the expected non-recoverability of the carrying amount of an asset or asset group, Bunge evaluates potential impairment using undiscounted estimated future cash flows. If such undiscounted future cash flows during the asset's remaining useful life are below its carrying value, a loss is recognized for the shortfall, measured by the present value of the estimated future cash flows or by third-party appraisals. Bunge records impairments related to property, plant and equipment and finite-lived intangible assets used in the processing of its products in cost of goods sold in its consolidated statements of income. Any impairment of marketing or brand assets is recognized in selling, general and administrative expenses in the consolidated statements of income (see Note 10).

Property, plant and equipment and other finite-lived intangible assets to be sold or otherwise disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Impairment of Investments in Affiliates – Bunge reviews its investments annually or when an event or circumstances indicate that a potential decline in value may be other than temporary. Bunge considers various factors in determining whether to recognize an impairment charge, including the length of time that the fair value of the investment is expected to be below its carrying value, the financial condition, operating performance and near-term prospects of the affiliate and Bunge's intent and ability to hold the investment for a period of time sufficient to allow for recovery of the fair value. Impairment charges for investments in affiliates are included within selling, general and administrative expenses (see Note 10).

Stock-Based Compensation – Bunge maintains equity incentive plans for its employees and non-employee directors (see Note 24). Bunge accounts for stock-based compensation using the modified prospective transition method. Under the modified prospective transition method, compensation cost is recognized based on the grant date fair value.

Income Taxes – Income tax expenses and benefits are recognized based on the tax laws and regulations in the jurisdictions in which Bunge's subsidiaries operate. Under Bermuda law, Bunge is not required to pay taxes in Bermuda on either income or capital gains. The provision for income taxes includes income taxes currently payable and deferred income taxes arising as a result of temporary differences between the carrying amounts of existing assets and liabilities in Bunge's financial statements and their respective tax bases. Deferred tax assets are reduced by valuation allowances if current evidence does not suggest that the deferred tax asset will be realized. Accrued interest and penalties related to unrecognized tax benefits are recognized in income tax (expense) benefit in the consolidated statements of income (see Note 14).

The calculation of tax liabilities involves management's judgments concerning uncertainties in the application of complex tax regulations in the many jurisdictions in which Bunge operates. Investment tax credits are recorded in income tax expense in the period in which such credits are granted.

Revenue Recognition – Sales of agricultural commodities, fertilizers and other products are recognized when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, title to the product and risk of loss transfer to the customer, which is dependent on the agreed upon sales terms with the customer and when

F-12 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION, AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

collection of the sale price is reasonably assured. Sales terms provide for passage of title either at the time and point of shipment or at the time and point of delivery of the product being sold. Net sales consist of gross sales less discounts related to promotional programs and sales taxes. Interest income on secured advances to suppliers is included in net sales due to its operational nature (see Note 6). Shipping and handling charges billed to customers are included in net sales and related costs are included in cost of goods sold.

Research and Development – Research and development costs are expensed as incurred. Research and development expenses were $16 million, $20 million and $19 million for the years ended December 31, 2015, 2014 and 2013, respectively.

New Accounting Pronouncements – In November 2015, the FASB issued ASU ("Topic 740") *Income Taxes – Balance Sheet Classification of Deferred Taxes*. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The update is effective for fiscal years beginning after December 15, 2016 on a prospective or retrospective basis, with earlier application permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements. In July 2015, the FASB issued Accounting Standards Update ("ASU") ("Topic 330") Inventory – Simplifying the Measurement of Inventory, which requires entities that measure inventory using the first-in, first-out or average cost methods to measure inventory at the lower of cost and net realizable value. Net realizable value is defined as estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. The update is effective for fiscal years beginning after December 15, 2016 on a prospective basis, with earlier application permitted. The adoption of this update is not expected to have a material impact on Bunge's results of operations, financial position or cash flows.

In April 2015, the FASB issued ASU ("Subtopic 835-30") Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs. The amendments in this update require debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, consistent with debt discounts, instead of being presented as an asset. The update requires retrospective application and is effective for fiscal years beginning after December 15, 2015, early adoption is permitted. The adoption of this update is not expected to have a material impact on Bunge's results of operations, financial position or cash flows.

In February 2015, the FASB issued ASU ("Topic 810") Consolidation-Amendments to the Consolidation Analysis. The standard makes targeted amendments to the current consolidation guidance and ends the deferral granted to investment companies from applying the VIE guidance. The standard is effective for interim and annual reporting periods beginning after December 15, 2015, early adoption is permitted. Bunge expects the adoption of this standard to result in the deconsolidation of investment funds in its asset management business and is evaluating the potential impact of this standard on the consolidation of certain other legal entities.

In May 2014, the FASB amended the Accounting Standards Codification ("ASC") and created ASC ("Topic 606") Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The initial effective date is for interim and annual periods beginning on or after December 15, 2016, however, in August 2015, FASB issued an ASU effectively deferring the implementation date by one year. In addition, the ASU permits companies to early adopt the guidance as of the original effective date, but not before January 1, 2017. The new requirements may be implemented either retrospectively for all prior periods presented, or retrospectively with a cumulative-effect adjustment at the date of initial application. Bunge is evaluating the potential impact of this standard on its consolidated financial statements.

2. BUSINESS ACQUISITIONS

In October 2015, Bunge Alimentos S.A., an indirect wholly owned subsidiary of Bunge, closed on the acquisition of 100% ownership interest in Moinho Pacifico, a Brazilian wheat mill and port terminal in Santos, Brazil. Bunge paid approximately 1,087 million Brazilian *reais* (approximately $282 million, including $265 million in cash, net of cash acquired and $17 million to be paid through an agreed upon purchase price adjustment). Moinho Pacifico is one of the largest wheat processors in Brazil. The preliminary purchase price allocation resulted in $41 million in property, plant and equipment, $10 million in inventory, $10 million in other net assets and liabilities and $89 million of finite-lived intangible assets. The transaction also resulted in $132 million of goodwill allocated to our milling operations in Brazil.

In October 2015, Bunge acquired Whole Harvest Foods ("WHF") for $27 million, including $25 million in cash and $2 million in a working capital adjustment. The purchase price allocation resulted in $4 million in property, plant and equipment, $2 million in inventory and $15 million of intangible assets. The transaction also resulted in $6 million of goodwill allocated to our edible oils operations in the U.S. WHF refines

2015 Bunge Annual Report F-13

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. BUSINESS ACQUISITIONS (Continued)

expeller pressed soybean, canola, and cottonseed oil to produce extended life oil that is chemical solvent, trans fat and cholesterol free. WHF has operations in North Carolina and a packaging/distribution center in Nevada within the United States.

In June 2015, Bunge entered into a transaction to acquire the 80% majority interest in a biodiesel entity operating a plant in Spain where Bunge had, prior to this transaction, a 20% interest accounted for under the equity method in its Agribusiness segment. The purchase price of the majority interest was $7 million, net of cash acquired including existing loans and other receivables totaling $3 million owed to Bunge by the entity were extinguished as part of the transaction. The preliminary purchase price of $7 million was allocated primarily to property, plant and equipment and $2 million to goodwill.

In April 2015, Bunge and Saudi Agricultural and Livestock Investment Company ("SALIC"), formed a Canadian entity, G3. Bunge has a 51% ownership interest in G3. Bunge accounts for G3 under the equity method of accounting as the ownership interest does not provide Bunge with a controlling financial interest due to certain contractual restrictions. In July 2015, G3 closed on the acquisition of an approximate 61% ownership interest in G3 Canada Limited, formerly the Canadian Wheat Board ("CWB") for $368 million Canadian dollars (approximately $266 million, as of December 31, 2015). The remaining interest was acquired by the CWB Farmers Equity Trust. In order to fund the acquisition amount and future cash flow requirements, Bunge contributed capital to G3 of $130 million and SALIC contributed capital in the amount of $126 million and $115 million in the form of convertible debt. Simultaneously, the CWB acquired certain assets of Bunge's grain business in Canada for $88 million, which includes Bunge's export facility and grain elevators in Quebec for $54 million plus certain working capital of $34 million. The consolidated statement of income for the year ended December 31, 2015 includes a pre-tax gain of $47 million on the sale of the grain assets in Canada. In February 2016, SALIC completed the conversion of debt to equity under the promissory notes granted in favor of G3, thus reducing Bunge's ownership interest from 51% to 35%. Additionally, Bunge has exercised its right under a put option to sell an additional 10% ownership interest in G3 to SALIC for cash, which would further reduce Bunge's ownership interest to 25%. The put transaction is expected to be completed in the first quarter of 2016.

In March 2015, Bunge acquired the assets of Heartland Harvest, Inc. ("HHI") for $47 million, including $40 million in cash and cash settlement of an existing third-party loan to HHI of $7 million. The purchase price allocation resulted in $18 million in property, plant and equipment, $2 million in inventory and $18 million of finite-lived intangible assets. The transaction also resulted in $9 million of goodwill allocated to our milling operations in the U.S. HHI produces die cut pellets made of a variety of starches which are then expanded through popping, baking or frying in the production of certain lower fat snacks. HHI consists of one facility in the state of Illinois, United States.

In November 2014, Bunge and Asociación de Cooperativas Argentinas formed a new legal entity, Terminal de Fertilizantes Argentinos SA, which acquired the assets of the Mosaic Quebracho complex located in Puerto General San Martin, Argentina for $24 million in cash. Bunge has a 75% controlling interest and consolidates this investment. The purchase price allocation resulted in $24 million of assets, primarily property, plant and equipment, including a single supersphosphate production plant and a port strategically located in the up-river Parana region in Argentina.

In February 2014, Bunge acquired the assets of Corn Flour Producers, LLC ("CFP") for $12 million in cash. The purchase price allocation resulted in $12 million, primarily property, plant and equipment, with the remainder in working capital. CFP produces corn flour products and is located in Indiana in the United States.

3. DISCONTINUED OPERATIONS AND BUSINESS DIVESTITURES

In August 2013, Bunge sold its Brazilian fertilizer distribution business, including blending facilities, brands and warehouses to Yara for $750 million in cash. As a result of the transaction, Bunge no longer has significant ongoing cash flows related to the Brazilian fertilizer business or any significant ongoing participation in the operations of this business. Bunge received cash proceeds of the Brazilian *real* equivalent of $750 million in cash upon closing the transaction, resulting in a gain of $148 million ($112 million net of tax). Included in the gain are approximately $7 million of transaction costs incurred in connection with the divestiture and $41 million release of the

F-14 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. DISCONTINUED OPERATIONS AND BUSINESS DIVESTITURES (Continued)

cumulative translation adjustment associated with the disposed business.

(US$ in millions)	YEAR ENDED DECEMBER 31, 2013
Net sales	$ 1,217
Cost of goods sold	(1,138)
Gross profit	79
Selling, general and administrative expenses	(64)
Interest income	14
Interest expense	(9)
Foreign exchange gain (loss)	(7)
Other income (expenses) - net	(12)
Gain on sale of Brazilian fertilizer business	148
Income (loss) from discontinued operations before income tax	149
Income tax (expense) benefit	(52)
Income (loss) from discontinued operations, net of tax	$ 97

4. TRADE STRUCTURED FINANCE PROGRAM

Bunge engages in various trade structured finance activities to leverage the value of its trade flows across its operating regions. These activities include programs under which Bunge generally obtains U.S. dollar-denominated letters of credit ("LCs") (each based on an underlying commodity trade flow) from financial institutions and time deposits denominated in either the local currency of the financial institution counterparties or in U.S. dollar, as well as foreign exchange forward contracts, all of which are subject to legally enforceable set-off agreements. The LCs and foreign exchange contracts are presented within the line item letter of credit obligations under trade structured finance program on the consolidated balance sheets as of December 31, 2015 and December 31, 2014. The net return from activities under this program, including fair value changes, is included as a reduction of cost of goods sold in the accompanying consolidated statements of income.

Included on the Consolidated Balance Sheets at December 31, 2015 and 2014, were time deposits and LCs, including foreign exchange contracts, which totaled $325 million and $1,343 million, respectively. In addition, at December 31, 2015 and 2014, the fair values of the time deposits (Level 2 measurements) totaled approximately $325 million and $1,343 million, respectively, and the fair values of the LCs, including foreign exchange contracts (Level 2 measurements), totaled approximately $323 million and $1,353 million, respectively. The fair values approximated the carrying amount of the related financial instruments due to their short-term nature. The fair values of the foreign exchange forward contracts (Level 2 measurements) were losses of $2 million and gains of $10 million at December 31, 2015 and 2014, respectively. Additionally, as of December 31, 2015 and 2014, time deposits, LCs and foreign exchange contracts of $3,394 million and $3,630 million, respectively, were presented net on the consolidated balance sheets as the criteria of ASC 210-20, *Offsetting*, had been met.

At December 31, 2015 and 2014, time deposits carried weighted-average interest rates of 2.21% and 4.33% respectively. During the years ended December 31, 2015, 2014 and 2013, total net proceeds from issuances of LCs were $5,563 million, $7,058 million and $11,288 million, respectively. These cash inflows are offset by the related cash outflows resulting from placement of the time deposits and repayment of the LCs. All cash flows related to the programs are included in operating activities in the consolidated statements of cash flows.

5. INVENTORIES

Inventories by segment are presented below. RMI are agricultural commodity inventories carried at fair value, which are non-perishable with a high shelf life and exceptionally liquid due to their homogenous nature and widely available markets with international pricing mechanisms. All other inventories are carried at lower of cost or market.

(US$ in millions)	December 31, 2015	December 31, 2014
Agribusiness[1]	$3,533	$4,273
Edible Oil Products[2]	356	411
Milling Products	164	198
Sugar and Bioenergy[3]	350	602
Fertilizer	63	70
Total	$4,466	$5,554

(1) Includes RMI of $3,393 million and $4,125 million at December 31, 2015 and December 31, 2014, respectively. Of these amounts $2,513 million and $2,937 million can be attributable to merchandising activities at December 31, 2015 and December 31, 2014, respectively.

(2) Includes RMI of bulk soybean and canola oil in the aggregate amount of $110 million and $127 million at December 31, 2015 and December 31, 2014, respectively.

(3) Includes sugar RMI, which can be attributable to Bunge's trading and merchandising business of $163 million and $157 million at December 31, 2015 and December 31, 2014, respectively.

2015 Bunge Annual Report F-15

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. OTHER CURRENT ASSETS

Other current assets consist of the following:

(US$ in millions)	DECEMBER 31, 2015	2014
Prepaid commodity purchase contracts[1]	$ 287	$ 153
Secured advances to suppliers, net[2]	521	520
Unrealized gains on derivative contracts, at fair value	1,456	1,569
Recoverable taxes, net	364	349
Margin deposits	467	323
Marketable securities, at fair value and other short-term investments	234	230
Deferred purchase price receivable, at fair value[3]	79	78
Prepaid expenses	132	183
Other	359	400
Total	$3,899	$3,805

(1) Prepaid commodity purchase contracts represent advance payments against fixed price contracts for future delivery of specified quantities of agricultural commodities.
(2) Bunge provides cash advances to suppliers, primarily Brazilian farmers of soybeans and sugarcane, to finance a portion of the suppliers' production costs. Bunge does not bear any of the costs or risks associated with the related growing crops. The advances are largely collateralized by future crops and physical assets of the suppliers, carry a local market interest rate and settle when the farmer's crop is harvested and sold. The secured advances to farmers are reported net of allowances of $2 million and $2 million at December 31, 2015 and December 31, 2014, respectively. There were no significant changes in the allowance for 2015. Changes in the allowance for 2014 included primarily a reduction in the allowance resulting from recoveries of $7 million and reclassifications to long-term of $8 million.
Interest earned on secured advances to suppliers of $38 million, $37 million and $32 million, respectively, for the years ended December 31, 2015, 2014 and 2013, respectively, is included in net sales in the consolidated statements of income.
(3) Deferred purchase price receivable represents additional credit support for the investment conduits in Bunge's accounts receivables sales program (see Note 18).

Marketable Securities and Other Short-Term Investments – The Company invests in foreign government securities, corporate debt securities, deposits, and other securities. The following is a summary of amounts recorded on the Consolidated Balance Sheets for marketable securities and other short-term investments.

(US$ in millions)	DECEMBER 31, 2015	2014
Foreign government securities	$ 61	$137
Corporate debt securities	92	25
Certificate of deposits/time deposits	55	46
Other	26	22
Total marketable securities and other short-term investments	$234	$230

Total marketable securities and short-term investments as of December 31, 2015 includes $76 million of assets classified as held-to-maturity and $158 million as trading. Total marketable securities and short-term investments as of December 31, 2014 includes $120 million of assets classified as held-to-maturity and $110 million as trading. Held-to-maturity securities and investments are all due in less than a 12 month period and are therefore classified as current. Due to the short term nature of these securities and investments, carrying value approximates fair value. We recognized a net gain of $6 million in 2015, compared to a net gain of $3 million in 2014 for the trading securities.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

(US$ in millions)	DECEMBER 31, 2015	2014
Land	$ 339	$ 374
Biological assets	454	569
Buildings	1,840	2,138
Machinery and equipment	4,488	5,129
Furniture, fixtures and other	437	415
	7,558	8,625
Less: accumulated depreciation and depletion	(3,543)	(3,758)
Plus: construction in progress	721	759
Total	$4,736	$ 5,626

Bunge capitalized expenditures of $592 million, $846 million and $1,001 million during the years ended 2015, 2014 and 2013, respectively. Included in these capitalized expenditures was capitalized interest on construction in progress of $7 million, $6 million and $4 million for the years ended December 31, 2015, 2014 and 2013, respectively. Depreciation and depletion expense was $518 million, $576 million and $524 million for the years ended December 31, 2015, 2014 and 2013, respectively.

8. GOODWILL

Bunge performs its annual goodwill impairment testing in the fourth quarter of each year. Step 1 of the goodwill impairment test compares the fair value of Bunge's reporting units to which goodwill has been allocated to the carrying values of those reporting units. The fair value of certain reporting units is determined using a combination of two methods: estimates based on market earnings multiples of peer companies identified for the reporting unit (the market approach) and a discounted cash flow model with estimates of future cash flows based on internal forecasts of revenues and expenses (the income approach). The market multiples are generally derived from public information related to comparable companies with operating and investing characteristics similar to those reporting units and from market transactions in the

F-16 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. GOODWILL (Continued)

industry. The income approach estimates fair value by discounting a reporting unit's estimated future cash flows using a weighted-average cost of capital that reflects current market conditions and the risk profile of the respective business unit and includes, among other things, assumptions about variables such as commodity prices, crop and related throughput and production volumes, profitability, future capital expenditures and discount rates, all of which are subject to a high degree of judgment. For other reporting units, the estimated fair value of the reporting unit is determined utilizing a discounted cash flow analysis.

Changes in the carrying value of goodwill by segment for the years ended December 31, 2015 and 2014 are as follows:

(US$ in millions)	AGRIBUSINESS	EDIBLE OIL PRODUCTS	MILLING PRODUCTS	SUGAR AND BIOENERGY	FERTILIZER	TOTAL
Goodwill	$ 174	$ 99	$ 120	$ 514	$ 2	$ 909
Accumulated impairment losses	-	-	(3)	(514)	-	(517)
Balance, December 31, 2013, net	**174**	**99**	**117**	**-**	**2**	**392**
Goodwill acquired[1]	-	-	6	-	-	6
Impairment	(2)	-	-	-	-	(2)
Tax benefit on goodwill amortization[2]	(5)	-	-	-	-	(5)
Foreign exchange translation	(14)	(13)	(15)	-	-	(42)
Goodwill, gross of impairments	155	86	111	514	2	868
Accumulated impairment losses	(2)	-	(3)	(514)	-	(519)
Balance, December 31, 2014, net	**153**	**86**	**108**	**-**	**2**	**349**
Goodwill acquired[1]	2	6	141	-	-	149
Impairment[3]	-	(13)	-	-	-	(13)
Tax benefit on goodwill amortization[2]	(3)	-	-	-	-	(3)
Foreign exchange translation	(31)	(14)	(18)	-	(1)	(64)
Goodwill, gross of impairments	123	78	234	514	1	950
Accumulated impairment losses	(2)	(13)	(3)	(514)	-	(532)
Balance, December 31, 2015, net	**$121**	**$ 65**	**$231**	**$ -**	**$ 1**	**$418**

(1) See Note 2.

(2) Bunge's Brazilian subsidiary's tax deductible goodwill is in excess of its book goodwill. For financial reporting purposes for goodwill acquired prior to 2009, the tax benefits attributable to the excess tax goodwill are first used to reduce associated goodwill and then other intangible assets to zero, prior to recognizing any income tax benefit in the consolidated statements of income.

(3) Goodwill impairment charge of $13 million represents all of the goodwill of the Brazilian tomato products business, recorded in the fourth quarter of 2015 upon completion of our annual impairment analysis. This analysis was performed using discounted cash flow projections (the income approach) to determine the fair value of the business unit. The income approach estimates fair value by discounting the business unit's estimated future cash flows using a discount rate that reflects current market conditions and the risk profile of the business and includes, among other things, making assumptions about variables such as our product pricing, future profitability and future capital expenditures that might be used by a market participant. All of these assumptions are subject to a high degree of judgment. Compared to 2014 there was a significant decline in the estimated fair value of the business unit primarily due to a decline in profitability. Based on a detailed review of the results of the impairment analysis, it was determined that impairment may exist and further analysis was performed to evaluate the fair value of the assets and liabilities of the business unit as of the October 1, 2015 testing date. Upon completion of the analysis, 100% of the goodwill was determined to be impaired and a related charge was recorded within the Edible Oils Segment. This non-cash charge does not have any impact on current or future cash flows or the performance of the underlying business.

2015 Bunge Annual Report F-17

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

(US$ in millions)	DECEMBER 31, 2015	2014
Trademarks/brands, finite-lived	$ 144	$ 192
Licenses	11	11
Port rights	124	60
Other	220	189
	499	452
Less accumulated amortization:		
Trademarks/brands[(1)]	(53)	(70)
Licenses	(6)	(5)
Port rights	(16)	(16)
Other	(98)	(105)
	(173)	(196)
Intangible assets, net of accumulated amortization	$ 326	$ 256

(1) Bunge's Brazilian subsidiary's tax deductible goodwill in the Agribusiness segment is in excess of its book goodwill. For financial reporting purposes, for other intangible assets acquired prior to 2009, before recognizing any income tax benefit of tax deductible goodwill in excess of its book goodwill in the consolidated statements of income and after the related book goodwill has been reduced to zero, any such remaining tax deductible goodwill in excess of its book goodwill is used to reduce other intangible assets to zero.

In 2015, Bunge acquired $73 million of port rights and $55 million other intangible assets including $36 million of customer lists. Bunge allocated $111 million to the Milling segment, $15 million to the Edible Oils segment, and $2 million to the Agribusiness segment. Finite lives of these intangibles range from 10 to 27 years. In 2014, Bunge acquired $2 million of patents for developed technology. The amount was allocated to the Agribusiness segment. Finite lives of these patents are for 10 years.

Aggregate amortization expense was $27 million, $32 million and $44 million for the years ended December 31, 2015, 2014 and 2013, respectively. The estimated future aggregate amortization expense is $30 million for 2016 and approximately $30 million annually for 2017 through 2020.

10. IMPAIRMENTS

Impairment – For the year ended December 31, 2015, Bunge recorded pre-tax, impairment charges of $57 million, of which $15 million, $14 million and $13 million are included in cost of goods sold, selling, general and administrative expenses and goodwill impairment, respectively, in its consolidated statement of income. These amounts are primarily made up of, $15 million that relates to the announced closure of an oil packaging plant in the United States, $14 million that relates to the impairment of an equity method investment in a freight shipping company in Europe and $13 million that relates to a pre-tax goodwill impairment charge related to the tomato products business in Brazil. The remaining impairment amounts recorded by Bunge for the year ended December 31, 2015 were individually insignificant. The fair values of the assets were determined utilizing discounted future expected cash flows, and in the case of the equity method investment, net market value based on broker quotes of similar assets.

For the year ended December 31, 2014, Bunge recorded pre-tax, non-cash impairment charges of $130 million, of which $103 million and $18 million are included in cost of goods sold and selling, general and administrative expenses, respectively, in its consolidated statement of income. These amounts are primarily made up of $114 million that relates to a Brazil sugarcane mill and a portion of the associated biological assets as well as agricultural machinery in the Sugar and Bioenergy segment, $5 million that relates to the impairment of an investment in a biodiesel company in Europe and $2 million in certain Agribusiness assets in Brazil. The remaining impairment amounts recorded by Bunge for the year ended December 31, 2014 were individually insignificant. The fair values of the assets were determined utilizing discounted future expected cash flows and, in the case of the agricultural machinery, bids from prospective buyers.

For the year ended December 31, 2013, Bunge recorded pre-tax, impairment charges of $35 million, of which $21 million, $4 million, and $10 million are included in cost of goods sold, selling, general and administrative expenses and other income (expense) – net, respectively, in its consolidated statement of income. These amounts are primarily made up of $24 million that relates to several agricultural, industrial assets and other fixed assets, primarily machinery held for sale in Brazil in the Sugar and Bioenergy segment. The remaining impairment amounts recorded by Bunge for the year ended December 31, 2013 were individually insignificant. The fair values of the assets were determined utilizing future expected cash flows and bids from prospective buyers.

Nonrecurring fair value measurements – The following table summarizes assets measured at fair value on a nonrecurring basis subsequent to initial recognition at December 31, 2015, 2014 and 2013, respectively. For additional information on Level 1, 2 and 3 inputs see Note 15.

(US$ in millions)	CARRYING VALUE YEAR ENDED DECEMBER 31, 2015	FAIR VALUE MEASUREMENTS USING LEVEL 1	LEVEL 2	LEVEL 3	IMPAIRMENT LOSSES YEAR ENDED DECEMBER 31, 2015
Property, plant and equipment	$12	$ -	$ -	$12	$(15)
Goodwill (see Note 8)	$ -	$ -	$ -	$ -	$(13)
Investment in affiliates	$ 3	$ -	$ -	$ 3	$(14)

F-18 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. IMPAIRMENTS (Continued)

(US$ in millions)	CARRYING VALUE YEAR ENDED DECEMBER 31, 2014	LEVEL 1	FAIR VALUE MEASUREMENTS USING LEVEL 2	LEVEL 3	IMPAIRMENT LOSSES YEAR ENDED DECEMBER 31, 2014
Non-current assets held for sale	$ 33	$ -	$ -	$ 33	$ (13)
Investment in affiliates	$ 17	$ -	$ -	$ 17	$ (5)
Property, plant and equipment	$165	$ -	$ -	$165	$(103)

(US$ in millions)	CARRYING VALUE YEAR ENDED DECEMBER 31, 2013	LEVEL 1	FAIR VALUE MEASUREMENTS USING LEVEL 2	LEVEL 3	IMPAIRMENT LOSSES YEAR ENDED DECEMBER 31, 2013
Non-current assets held for sale	$ 1	$ -	$ -	$ 1	$ (2)
Property, plant and equipment	$4	$ -	$ -	$ 4	$(22)

11. INVESTMENTS IN AFFILIATES

Bunge participates in various unconsolidated joint ventures and other investments accounted for using the equity method. Certain equity method investments at December 31, 2015 are described below. Bunge allocates equity in earnings of affiliates to its reporting segments.

Agribusiness

G3 Global Grain Group Limited – Bunge has a 51% ownership interest in G3 Global Grain Group Limited, a joint venture with Saudi Agricultural and Livestock Investment Company ("SALIC") that operates grain facilities in Canada (see Note 2).

PT Bumiraya Investindo – Bunge has a 35% ownership interest in PT Bumiraya Investindo, an Indonesian palm plantation company.

Bunge-SCF Grain, LLC – Bunge has a 50% interest in Bunge-SCF Grain, LLC, a joint venture with SCF Agri/Fuels LLC that operates grain facilities along the Mississippi River.

Caiasa – Paraguay Complejo Agroindustrial Angostura S.A – Bunge has a 33.33% ownership interest in an oilseed processing facility joint venture with Louis Dreyfus Commodities and Aceitera General Deheza S.A. ("AGD"), in Paraguay.

Terminal 6 S.A. and Terminal 6 Industrial S.A – Bunge has a joint venture in Argentina with AGD for the operation of the Terminal 6 port facility located in the Santa Fe province of Argentina. Bunge is also a party to a second joint venture with AGD that operates a crushing facility located adjacent to the Terminal 6 port facility. Bunge owns 40% and 50%, respectively, of these joint ventures.

Sugar and Bioenergy

Solazyme Bunge Produtos Renovaveis Ltda. ("SB Oils") – In April 2012, Bunge entered into a joint venture with Solazyme Inc. for the production of renewable oils in Brazil, using sugar supplied by one of Bunge's mills. Bunge has a 49.9% interest in this entity.

ProMaiz – Bunge has a joint venture in Argentina with AGD for the construction and operation of a corn wet milling facility. Bunge is a 50% owner in this joint venture.

Southwest Iowa Renewable Energy, LLC ("SIRE") – Bunge is a 25% owner of SIRE. The other owners are primarily agricultural producers located in Southwest Iowa. SIRE operates an ethanol plant near Bunge's oilseed processing facility in Council Bluffs, Iowa.

12. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

(US$ in millions)	DECEMBER 31, 2015	2014
Recoverable taxes, net[1]	$133	$ 337
Judicial deposits[1]	119	159
Other long-term receivables	23	40
Income taxes receivable[1]	195	188
Long-term investments	49	263
Affiliate loans receivable, net	15	18
Long-term receivables from farmers in Brazil, net[1]	117	102
Other	129	154
Total	$780	$1,261

(1) These non-current assets arise primarily from Bunge's Brazilian operations and their realization could take in excess of five years.

Recoverable taxes, net – Recoverable taxes are reported net of valuation allowances of $20 million and $31 million at December 31, 2015 and 2014, respectively.

Judicial deposits – Judicial deposits are funds that Bunge has placed on deposit with the courts in Brazil. These funds are held in judicial escrow relating to certain legal proceedings pending legal resolution and bear interest at the SELIC rate, which is the benchmark rate of the Brazilian central bank.

Income taxes receivable – Income taxes receivable includes overpayments of current income taxes plus accrued interest. These income tax prepayments are expected to be utilized for settlement of future income tax obligations. Income taxes receivable in Brazil bear interest at the SELIC rate.

2015 Bunge Annual Report F-19

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. OTHER NON-CURRENT ASSETS (Continued)

Long-term investments – Long-term investments represent primarily investments held by certain managed investment funds, which are included in Bunge's consolidated financial statements. The consolidated funds are, for U.S. GAAP purposes, investment companies and therefore are not required to consolidate their majority owned and controlled investments. Bunge reflects these investments at fair value. The fair value of these investments (a Level 3 measurement) is nil and $208 million at December 31, 2015 and 2014, respectively. The decline of these investments is a result of the discontinuance of Bunge's asset management activities. At December 31, 2015 Bunge expects that certain of the investments in these investment funds will be sold in the next twelve months and as such they have been reclassified to current in the consolidated balance sheet.

Affiliate loans receivable, net – Affiliate loans receivable, net is primarily interest bearing receivables from unconsolidated affiliates with an initial maturity of greater than one year.

Long-term receivables from farmers in Brazil, net – Bunge provides financing to farmers in Brazil, primarily through secured advances against farmer commitments to deliver agricultural commodities (primarily soybeans) upon harvest of the then-current year's crop and through credit sales of fertilizer to farmers.

The table below summarizes Bunge's recorded investment in long-term receivables from farmers in Brazil.

(US$ in millions)	DECEMBER 31, 2015	DECEMBER 31, 2014
Legal collection process[1]	$119	$179
Renegotiated amounts[2]	58	76
Other long-term receivables	40	-
Total	$217	$255

(1) All amounts in legal process are considered past due upon initiation of legal action.

(2) All renegotiated amounts are current on repayment terms.

The average recorded investment in long-term receivables from farmers in Brazil for the years ended December 31, 2015 and 2014 was $214 million and $289 million, respectively. The table below summarizes Bunge's recorded investment in long-term receivables from farmers in Brazil and the related allowance amounts.

(US$ in millions)	DECEMBER 31, 2015 RECORDED INVESTMENT	DECEMBER 31, 2015 ALLOWANCE	DECEMBER 31, 2014 RECORDED INVESTMENT	DECEMBER 31, 2014 ALLOWANCE
For which an allowance has been provided:				
Legal collection process	$ 78	$ 69	$164	$103
Renegotiated amounts	37	31	65	50
For which no allowance has been provided:				
Legal collection process	41	-	15	-
Renegotiated amounts	21	-	11	-
Other long-term receivables	40	-	-	-
Total	$217	$100	$255	$153

The table below summarizes the activity in the allowance for doubtful accounts related to long-term receivables from farmers in Brazil.

(US$ in millions)	DECEMBER 31, 2015	DECEMBER 31, 2014
Beginning balance	$153	$196
Bad debt provisions	11	11
Recoveries	(20)	(23)
Write-offs	(2)	(22)
Transfers[1]	5	10
Foreign exchange translation	(47)	(19)
Ending balance	$100	$153

(1) Represents reclassifications from allowance for doubtful accounts-current for secured advances to suppliers.

13. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

(US$ in millions)	DECEMBER 31, 2015	DECEMBER 31, 2014
Accrued liabilities	$ 688	$ 769
Unrealized losses on derivative contracts at fair value	1,471	1,629
Advances on sales	371	392
Other	233	279
Total	$2,763	$3,069

14. INCOME TAXES

Bunge operates globally and is subject to the tax laws and regulations of numerous tax jurisdictions and authorities, as well as tax agreements and treaties among these jurisdictions. Bunge's tax provision is impacted by, among other factors, changes in tax laws, regulations, agreements and treaties, currency exchange rates and Bunge's profitability in each taxing jurisdiction.

F-20 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. INCOME TAXES (Continued)

Bunge has elected to use the U.S. federal income tax rate to reconcile the actual provision for income taxes.

The components of income from operations before income tax are as follows:

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
United States	$ 207	$315	$ 179
Non-United States	844	419	835
Total	$1,051	$734	$1,014

The components of the income tax (expense) benefit are:

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Current:(1)			
United States	$ (35)	$ (93)	$ (33)
Non-United States	(245)	(246)	(411)
	(280)	(339)	(444)
Deferred:			
United States	(36)	(20)	(18)
Non-United States	20	110	(442)
	(16)	90	(460)
Total	$(296)	$(249)	$(904)

(1) Included in current income tax expense are $14 million, $(6) million, and $32 million related to uncertain tax benefits for the years ended December 31, 2015, 2014 and 2013, respectively.

Reconciliation of the income tax (expense) benefit if computed at the U.S. Federal income tax rate to Bunge's reported income tax benefit (expense) is as follows:

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Income from operations before income tax	$1,051	$ 734	$1,014
Income tax rate	35%	35%	35%
Income tax expense at the U.S. Federal tax rate	(368)	(257)	(355)
Adjustments to derive effective tax rate:			
Foreign earnings taxed at different statutory rates	16	37	30
Valuation allowances	(44)	(112)	(642)
Fiscal incentives(1)	41	41	48
Foreign exchange on monetary items	5	24	(13)
Tax rate changes	(1)	(4)	(5)
Non-deductible expenses	(16)	(38)	(44)
Uncertain tax positions	14	(6)	(32)
Deferred balance adjustments	8	(25)	(52)
Equity distributions	64	32	60
Foreign income taxed in Brazil	-	93	136
Other	(15)	(34)	(35)
Income tax benefit (expense)	$ (296)	$(249)	$ (904)

(1) Fiscal incentives predominantly relate to investment incentives in Brazil that are exempt from Brazilian income tax.

The primary components of the deferred tax assets and liabilities and the related valuation allowances are as follows:

(US$ in millions)	DECEMBER 31, 2015	2014
Deferred income tax assets:		
Net operating loss carryforwards	$ 923	$ 1,125
Property, plant and equipment	181	250
Employee benefits	89	100
Tax credit carryforwards	8	9
Inventories	23	34
Intangibles	106	153
Accrued expenses and other	595	629
Total deferred income tax assets	1,925	2,300
Less valuation allowances	(798)	(1,078)
Deferred income tax assets, net of valuation allowance	1,127	1,222
Deferred income tax liabilities:		
Property, plant and equipment	392	409
Undistributed earnings of affiliates not considered permanently reinvested	11	10
Intangibles	86	112
Investments	38	40
Inventories	27	27
Accrued expenses and other	217	101
Total deferred income tax liabilities	771	699
Net deferred income tax assets	$ 356	$ 523

Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to the years in which those temporary differences are expected to be recovered or settled.

With respect to its unremitted earnings that are not considered to be indefinitely reinvested, Bunge has provided a deferred tax liability totaling $11 million and $10 million as of December 31, 2015 and 2014, respectively. As of December 31, 2015, Bunge has determined it has unremitted earnings that are considered to be indefinitely reinvested of approximately $902 million and, accordingly, no provision for income taxes has been made. If these earnings were distributed in the form of dividends or otherwise, Bunge would be subject to income taxes either in the form of withholding taxes or income taxes to the recipient; however, it is not practicable to estimate the amount of taxes that would be payable upon remittance of these earnings.

At December 31, 2015, Bunge's pre-tax loss carryforwards totaled $3,235 million, of which $2,269 million have no expiration, including loss carryforwards of $1,472 million in Brazil. While loss carryforwards in Brazil can be carried forward indefinitely, annual utilization is limited to 30% of taxable income calculated on an entity by entity basis as Brazil tax law does not provide for a consolidated return concept. As a result, realization of these carryforwards may take in excess of five years. The remaining tax loss carryforwards expire at various periods beginning in 2015 through the year 2030.

2015 Bunge Annual Report F-21

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. INCOME TAXES (Continued)

Income Tax Valuation Allowances – Bunge records valuation allowances when current evidence does not suggest that some portion or all of its deferred tax assets will be realized. The ultimate realization of deferred tax assets depends primarily on Bunge's ability to generate sufficient timely future income of the appropriate character in the appropriate taxing jurisdiction.

As of December 31, 2015 and 2014, Bunge has recorded valuation allowances of $798 million and $1,078 million, respectively. The net decrease of $280 million results primarily from cumulative translation adjustments for Brazil and other business operations.

Uncertain Tax Positions – ASC Topic 740 requires applying a "more likely than not" threshold to the recognition and de-recognition of tax benefits. Accordingly Bunge recognizes the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. At December 31, 2015 and 2014, respectively, Bunge had recorded uncertain tax positions of $63 million and $81 million in other non-current liabilities and $1 million and $2 million in current liabilities in its consolidated balance sheets. During 2015, 2014 and 2013, respectively, Bunge recognized $1 million, $16 million and $10 million of interest and penalty charges in income tax (expense) benefit in the consolidated statements of income. At December 31, 2015 and 2014, respectively, Bunge had included accrued interest and penalties of $26 million and $26 million within the related tax liability line in the consolidated balance sheets. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(US$ in millions)	2015	2014	2013
Balance at January 1,	$ 72	$151	$104
Additions based on tax positions related to the current year	6	9	5
Additions based on acquisitions	10	-	17
Additions based on tax positions related to prior years	1	16	48
Reductions for tax positions of prior years	(14)	(12)	(1)
Settlement or clarification from tax authorities	(6)	(79)	-
Expiration of statute of limitations	(5)	(1)	(21)
Foreign currency translation	(13)	(12)	(1)
Balance at December 31,	**$ 51**	$ 72	$151

Substantially all of the unrecognized tax benefits balance, if recognized, would affect Bunge's effective income tax rate. Bunge believes that it is reasonably possible that approximately $10 million of its unrecognized tax benefits may be recognized by the end of 2015 as a result of a lapse of the statute of limitations or settlement with the tax authorities.

Bunge, through its subsidiaries, files income tax returns in the United States (federal and various states) and non-United States jurisdictions. The table below reflects the tax years for which Bunge is subject to income tax examinations by tax authorities:

	OPEN TAX YEARS
North America	2009 - 2015
South America	2009 - 2015
Europe	2006 - 2015
Asia-Pacific	2003 - 2015

As of December 31, 2015, Bunge's Brazilian subsidiaries have received income tax assessments relating to 2008 through 2012 of approximately 3,494 million Brazilian *reais* (approximately $895 million), plus applicable interest on the outstanding amount. Bunge has recorded unrecognized tax benefits related to these tax assessments of 23 million Brazilian *reais* (approximately $6 million) as of December 31, 2015.

In addition, as of December 31, 2015, Bunge's Argentine subsidiary had received income tax assessments relating to 2006 through 2009 of approximately 1,381 million Argentine *pesos* (approximately $105 million), plus applicable interest on the outstanding amount due of approximately 3,089 million Argentine *pesos* (approximately $237 million). Bunge anticipates that the tax authorities will examine fiscal years 2010-2013, although no notice has been rendered to Bunge's Argentine subsidiary.

Management, in consultation with external legal advisors, believes that it is more likely than not that Bunge will prevail on the proposed assessments (with exception of unrecognized tax benefit discussed above) in Brazil and Argentina and intends to vigorously defend its position against these assessments.

Bunge made cash income tax payments, net of refunds received, of $271 million, $303 million and $156 million during the years ended December 31, 2015, 2014 and 2013, respectively.

15. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Bunge's various financial instruments include certain components of working capital such as cash and cash equivalents, trade accounts receivable and trade accounts payable. Additionally, Bunge uses short and long-term debt to fund operating requirements. Cash and cash equivalents, trade accounts receivable, trade accounts payable and short-term debt are stated at their carrying value, which is a reasonable estimate of fair value. See Note 18 for deferred purchase price receivable related to sales of trade receivables. See Note 12 for long-term receivables from farmers in Brazil, net and other long-term investments, see Note 17 for long-term debt, see

 BUNGE LIMITED AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 15. FINANCIAL INSTRUMENTS AND FAIR VALUE markets that are less active than traded exchanges and other MEASUREMENTS (Continued) inputs that are observable or can be corroborated by observable market data for substantially the full term of the Note 10 for other non-recurring fair value measurements and assets or liabilities. Level 2 assets and liabilities include readily see Note 19 employee benefit plans. Bunge’s financial marketable inventories and over-the-counter (‘‘OTC’’) instruments also include derivative instruments and marketable commodity purchase and sale contracts and other OTC securities, which are stated at fair value. derivatives whose value is determined using pricing models with inputs that are generally based on exchange traded Fair value is the expected price that would be received for an prices, adjusted for location specific inputs that are primarily asset or paid to transfer a liability (an exit price) in the observable in the market or can be derived principally from or principal or most advantageous market for the asset or liability corroborated by observable market data. in an orderly transaction between market participants on the measurement date. Bunge determines the fair values of its Level 3: Unobservable inputs that are supported by little or no readily marketable inventories, derivatives, and certain other market activity and that are a significant component of the fair assets based on the fair value hierarchy, which requires an value of the assets or liabilities. In evaluating the significance entity to maximize the use of observable inputs and minimize of fair value inputs, Bunge gives consideration to items that the use of unobservable inputs when measuring fair value. individually or when aggregated with other inputs, generally Observable inputs are inputs based on market data obtained represent more than 10% of the fair value of the assets or from sources independent of Bunge that reflect the liabilities. For such identified inputs, judgments are required assumptions market participants would use in pricing the asset when evaluating both quantitative and qualitative factors in the or liability. Unobservable inputs are inputs that are developed determination of significance for purposes of fair value level based on the best information available in circumstances that classification and disclosure. Level 3 assets and liabilities reflect Bunge’s own assumptions based on market data and on include assets and liabilities whose value is determined using assumptions that market participants would use in pricing the proprietary pricing models, discounted cash flow asset or liability. The fair value standard describes three levels methodologies or similar techniques; as well as, assets and within its hierarchy that may be used to measure fair value. liabilities for which the determination of fair value requires significant management judgment or estimation. Bunge Level 1: Quoted prices (unadjusted) in active markets for believes a change in these inputs would not result in a identical assets or liabilities. Level 1 assets and liabilities significant change in the fair values. include exchange traded derivative contracts. Level 2: Observable inputs, including Level 1 prices (adjusted), quoted prices for similar assets or liabilities, quoted prices in F-22 2015 Bunge Annual Report

2015 Bunge Annual Report F-23

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The majority of Bunge's exchange traded agricultural commodity futures are settled daily generally through its clearing subsidiary and, therefore, such futures are not included in the table below. Assets and liabilities are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. The lowest level of input is considered Level 3.

The following table sets forth, by level, Bunge's assets and liabilities that were accounted for at fair value on a recurring basis.

	FAIR VALUE MEASUREMENTS AT REPORTING DATE							
	DECEMBER 31, 2015				DECEMBER 31, 2014			
(US$ in millions)	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:								
Readily marketable inventories (Note 5)	$ -	$3,421	$245	$3,666	$ -	$4,154	$255	$4,409
Trade accounts receivable[1]	-	6	-	6	-	23	-	23
Unrealized gain on designated derivative contracts[2]:								
Foreign exchange	-	30	-	30	-	10	-	10
Unrealized gain on undesignated derivative contracts[2]:								
Foreign exchange	9	176	-	185	5	361	-	366
Commodities	252	696	220	1,168	486	538	68	1,092
Freight	65	-	-	65	62	2	-	64
Energy	7	-	1	8	35	-	2	37
Deferred purchase price receivable (Note 18)	-	79	-	79	-	78	-	78
Other[3]	68	176	-	244	55	218	-	273
Total assets	$401	$4,584	$466	$5,451	$643	$5,384	$325	$6,352
Liabilities:								
Trade accounts payable[1]	$ -	$ 399	$ 44	$ 443	$ -	$ 359	$ 33	$ 392
Unrealized loss on designated derivative contracts[4]:								
Interest rate	-	3	-	3	-	-	-	-
Foreign exchange	-	15	-	15	-	17	-	17
Unrealized loss on undesignated derivative contracts[4]:								
Foreign exchange	1	605	-	606	12	525	-	537
Commodities	402	304	52	758	426	432	59	917
Freight	56	-	-	56	64	-	3	67
Energy	31	-	2	33	80	1	10	91
Total liabilities	$490	$ 1,326	$ 98	$ 1,914	$582	$ 1,334	$105	$ 2,021

(1) Trade accounts receivable and payable are generally stated at historical amounts, net of write-offs and allowances, with the exception of $6 million and $443 million, at December 31, 2015 and $23 million and $392 million at December 31, 2014, respectively, related to certain delivered inventory for which the receivable and payable, respectively, fluctuate based on changes in commodity prices. These receivables and payables are hybrid financial instruments for which Bunge has elected the fair value option.

(2) Unrealized gains on designated and undesignated derivative contracts are generally included in other current assets. There are no such amounts included in other non-current assets at December 31, 2015 and December 31, 2014, respectively.

(3) Other includes the fair values of marketable securities and investments in other current assets and other non-current assets.

(4) Unrealized losses on designated and undesignated derivative contracts are generally included in other current liabilities. There are no such amounts included in other non-current liabilities at December 31, 2015 and December 31, 2014, respectively.

Derivatives – Exchange traded futures and options contracts are valued based on unadjusted quoted prices in active markets and are classified within Level 1. Bunge's forward commodity purchase and sale contracts are classified as derivatives along with other over the counter ("OTC") derivative instruments relating primarily to freight, energy, foreign exchange and interest rates, and are classified within Level 2 or Level 3 as described below. Bunge estimates fair values based on exchange quoted prices, adjusted as appropriate for differences in local markets. These differences are generally valued using inputs from broker or dealer quotations, or

F-24 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

market transactions in either the listed or OTC markets. In such cases, these derivative contracts are classified within Level 2.

OTC derivative contracts include swaps, options and structured transactions that are valued at fair value generally determined using quantitative models that require the use of multiple market inputs including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets which are not highly active, other observable inputs relevant to the asset or liability, and market inputs corroborated by correlation or other means. These valuation models include inputs such as interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. Certain OTC derivatives trade in less active markets with less availability of pricing information and certain structured transactions can require internally developed model inputs that might not be observable in or corroborated by the market. When unobservable inputs have a significant impact on the measurement of fair value, the instrument is categorized in Level 3.

Exchange traded or cleared derivative contracts are classified in Level 1, thus transfers of assets and liabilities into and/or out of Level 1 occur infrequently. Transfers into Level 1 would generally only be expected to occur when an exchange cleared derivative contract historically valued using a valuation model as the result of a lack of observable inputs becomes sufficiently observable, resulting in the valuation price being essentially the exchange traded price. There were no significant transfers into or out of Level 1 during the periods presented.

Readily marketable inventories – RMI reported at fair value are valued based on commodity futures exchange quotations, broker or dealer quotations, or market transactions in either listed or OTC markets with appropriate adjustments for differences in local markets where Bunge's inventories are located. In such cases, the inventory is classified within Level 2. Certain inventories may utilize significant unobservable data related to local market adjustments to determine fair value. In such cases, the inventory is classified as Level 3.

If Bunge used different methods or factors to determine fair values, amounts reported as unrealized gains and losses on derivative contracts and RMI at fair value in the consolidated balance sheets and consolidated statements of income could differ. Additionally, if market conditions change subsequent to the reporting date, amounts reported in future periods as unrealized gains and losses on derivative contracts and RMI at fair value in the consolidated balance sheets and consolidated statements of income could differ.

Level 3 Measurements – Transfers in and/or out of Level 3 represent existing assets or liabilities that were either previously categorized as a higher level for which the inputs to the model became unobservable or assets and liabilities that were previously classified as Level 3 for which the lowest significant input became observable during the period. Bunge's policy regarding the timing of transfers between levels is to record the transfers at the beginning of the reporting period.

Level 3 Derivatives – Level 3 derivative instruments utilize both market observable and unobservable inputs within the fair value measurements. These inputs include commodity prices, price volatility, interest rates, volumes and locations. In addition, with the exception of the exchange cleared instruments, Bunge is exposed to loss in the event of the non-performance by counterparties on OTC derivative instruments and forward purchase and sale contracts. Adjustments are made to fair values on occasions when non-performance risk is determined to represent a significant input in Bunge's fair value determination. These adjustments are based on Bunge's estimate of the potential loss in the event of counterparty non-performance. Bunge did not have significant adjustments related to non-performance by counterparties at December 31, 2015 and 2014, respectively.

Level 3 Readily marketable inventories and other – The significant unobservable inputs resulting in Level 3 classification for RMI, physically settled forward purchase and sale contracts, and trade accounts receivable and payable, net, relate to certain management estimations regarding costs of transportation and other local market or location-related adjustments, primarily freight related adjustments in the interior of Brazil and the lack of market corroborated information in Canada. In both situations, Bunge uses proprietary information such as purchase and sale contracts and contracted prices for freight, premiums and discounts to value its contracts. Movements in the price of these unobservable inputs alone would not have a material effect on Bunge's financial statements as these contracts do not typically exceed one future crop cycle.

The tables below present reconciliations for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2015 and 2014. These instruments were valued using pricing models that management believes reflect the assumptions that would be used by a marketplace participant.

2015 Bunge Annual Report F-25

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

	LEVEL 3 INSTRUMENTS FAIR VALUE MEASUREMENTS			
(US$ in millions)	DERIVATIVES, NET[1]	READILY MARKETABLE INVENTORIES	TRADE ACCOUNTS RECEIVABLE/ PAYABLE, NET[2]	TOTAL
Balance, January 1, 2015	$ (2)	$ 255	$ (33)	$ 220
Total gains and losses (realized/ unrealized) included in cost of goods sold	389	135	(6)	518
Purchases	1	1,329	(12)	1,318
Sales	-	(1,982)	-	(1,982)
Issuances	(1)	-	(327)	(328)
Settlements	(219)	-	610	391
Transfers into Level 3	5	845	(204)	646
Transfers out of Level 3	(6)	(337)	(72)	(415)
Balance, December 31, 2015	**$167**	**$ 245**	**$ (44)**	**$ 368**

(1) Derivatives, net include Level 3 derivative assets and liabilities.

(2) Trade Accounts Receivable and Trade Accounts Payable, net, include Level 3 inventory related receivables and payables.

	LEVEL 3 INSTRUMENTS FAIR VALUE MEASUREMENTS			
(US$ in millions)	DERIVATIVES, NET[1]	READILY MARKETABLE INVENTORIES	TRADE ACCOUNTS RECEIVABLE/ PAYABLE, NET[2]	TOTAL
Balance, January 1, 2014	$ 20	$ 298	$ (75)	$ 243
Total gains and losses (realized/ unrealized) included in cost of goods sold	92	75	(2)	165
Purchases	6	2,104	(5)	2,105
Sales	-	(2,635)	8	(2,627)
Issuances	19	-	(400)	(381)
Settlements	(206)	-	528	322
Transfers into Level 3	27	687	(11)	703
Transfers out of Level 3	40	(274)	(76)	(310)
Balance, December 31, 2014	**$ (2)**	**$ 255**	**$ (33)**	**$ 220**

(1) Derivatives, net include Level 3 derivative assets and liabilities.

(2) Trade Accounts Receivable and Trade Accounts Payable, net, include Level 3 inventory related receivables and payables.

The tables below summarize changes in unrealized gains or (losses) recorded in earnings during the years ended December 31, 2015 and 2014 for Level 3 assets and liabilities that were held at December 31, 2015 and 2014.

	LEVEL 3 INSTRUMENTS FAIR VALUE MEASUREMENTS			
(US$ in millions)	DERIVATIVES, NET[1]	READILY MARKETABLE INVENTORIES	TRADE ACCOUNTS RECEIVABLE AND PAYABLE, NET[2]	TOTAL
Changes in unrealized gains and (losses) relating to assets and liabilities held at December 31, 2015				
Cost of goods sold	$37	$ (13)	$(2)	$22
Changes in unrealized gains and (losses) relating to assets and liabilities held at December 31, 2014				
Cost of goods sold	$25	$ (33)	$ -	$ (8)

(1) Derivatives, net include Level 3 derivative assets and liabilities.

(2) Trade Accounts Receivable and Trade Accounts Payable, net, include Level 3 inventory related receivables and payables.

Derivative Instruments

Interest rate derivatives – Bunge from time-to-time uses interest rate derivatives, including interest rate swaps, interest rate basis swaps, interest rate options or interest rate futures. During 2015, Bunge entered into interest rate swap agreements for the purpose of managing certain of its interest rate exposures. The interest rate swaps used by Bunge as hedging instruments have been recorded at fair value in the consolidated balance sheets with changes in fair value recorded contemporaneously in earnings. These swap agreements have been designated as fair value hedges. Additionally, the carrying amount of the associated hedged debt is adjusted through earnings for changes in the fair value arising from changes in benchmark interest rates. Ineffectiveness is recognized to the extent that these two adjustments do not offset.

As of December 31, 2015, Bunge had fixed-to-variable interest rate agreements having a total notional amount of $500 million that requires Bunge to pay interest at a variable rate and receive interest at 3.5%. These interest rate swap agreements are designated as fair value hedges of $500 million of its 3.5% 2020 Senior Notes (See Note 17).

F-26 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The table below summarizes the notional amounts of open interest rate positions.

	DECEMBER 31, 2015	
(US$ in millions)	NOTIONAL AMOUNT OF HEDGED OBLIGATION	NOTIONAL AMOUNT OF DERIVATIVE[3]
Interest rate swap agreements	$500	$500
Weighted average rate payable - 3 month LIBOR plus 1.91%[1]		
Weighted average rate receivable - 3.5%[2]		

(1) Interest is payable in arrears semi-annually based on three-month U.S. dollar LIBOR plus 1.91%.

(2) Interest is receivable in arrears based on a fixed interest rate of 3.5%.

(3) The interest rate swap agreements mature in 2020.

Foreign exchange derivatives – Bunge uses a combination of foreign exchange forward, futures, swap and option contracts in certain of its operations to mitigate the risk from exchange rate fluctuations in connection with certain commercial and balance sheet exposures. The foreign exchange forward and option contracts may be designated as cash flow hedges. Bunge may also use net investment hedges to partially offset the translation adjustments arising from the remeasurement of its investment in certain of its foreign subsidiaries.

Bunge assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedge transactions are highly effective in offsetting changes in the hedged items.

The table below summarizes the notional amounts of open foreign exchange positions.

	DECEMBER 31, 2015			
	EXCHANGE TRADED	NON-EXCHANGE TRADED		
(US$ in millions)	NET (SHORT) & LONG[1]	(SHORT)[2]	LONG[2]	UNIT OF MEASURE
Foreign Exchange				
Options	$ -	$ (123)	$ 120	Delta
Forwards	-	(13,280)	8,381	Notional
Futures	118	-	-	Notional
Swaps	-	(812)	67	Notional

(1) Exchange traded derivatives are presented on a net (short) and long position basis.

(2) Non-exchange traded derivatives are presented on a gross (short) and long position basis.

Commodity derivatives – Bunge uses commodity derivative instruments to manage its exposure to movements associated with agricultural commodity prices. Bunge generally uses exchange traded futures and options contracts to minimize the effects of changes in the prices of agricultural commodities on its agricultural commodity inventories and forward purchase and sale contracts, but may also from time-to-time enter into OTC commodity transactions, including swaps, which are settled in cash at maturity or termination based on exchange-quoted futures prices. Forward purchase and sale contracts are primarily settled through delivery of agricultural commodities. While Bunge considers these exchange traded futures and forward purchase and sale contracts to be effective economic hedges, Bunge does not designate or account for the majority of its commodity contracts as hedges. The forward contracts require performance of both Bunge and the contract counterparty in future periods. Contracts to purchase agricultural commodities generally relate to current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for the sale of agricultural commodities generally do not extend beyond one future crop cycle.

The table below summarizes the volumes of open agricultural commodities derivative positions.

	DECEMBER 31, 2015			
	EXCHANGE TRADED	NON-EXCHANGE TRADED		
	NET (SHORT) & LONG[1]	(SHORT)[2]	LONG[2]	UNIT OF MEASURE
Agricultural Commodities				
Futures	(3,022,004)	-	-	Metric Tons
Options	485,191	(12,383)	-	Metric Tons
Forwards	-	(33,613,560)	26,745,000	Metric Tons
Swaps	-	(5,960,885)	892,262	Metric Tons

(1) Exchange traded derivatives are presented on a net (short) and long position basis.

(2) Non-exchange traded derivatives are presented on a gross (short) and long position basis.

Ocean freight derivatives – Bunge uses derivative instruments referred to as freight forward agreements (FFAs) and FFA options to hedge portions of its current and anticipated ocean freight costs. Changes in the fair values of ocean freight derivatives that are not designated as hedges are recorded in earnings. There were no designated hedges at December 31, 2015 and 2014, respectively.

2015 Bunge Annual Report F-27

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The table below summarizes the open ocean freight positions.

	DECEMBER 31, 2015			
	EXCHANGE CLEARED	NON-EXCHANGE CLEARED		
	NET (SHORT) & LONG(1)	(SHORT)(2)	LONG(2)	UNIT OF MEASURE
Ocean Freight				
FFA	2,120	-	-	Hire Days
FFA Options	(66)	-	-	Hire Days

(1) Exchange cleared derivatives are presented on a net (short) and long position basis.

(2) Non-exchange cleared derivatives are presented on a gross (short) and long position basis.

Energy derivatives – Bunge uses energy derivative instruments for various purposes including to manage its exposure to volatility in energy costs. Bunge's operations use substantial amounts of energy, including natural gas, coal, and fuel oil, including bunker fuel.

The table below summarizes the open energy positions.

	DECEMBER 31, 2015			
	EXCHANGE TRADED	NON-EXCHANGE CLEARED		
	NET (SHORT) & LONG(1)	(SHORT)(2)	LONG(2)	UNIT OF MEASURE(3)
Natural Gas(3)				
Futures	14,192,000	-	-	MMBtus
Swaps	-	(1,640,500)	2,797,393	MMBtus
Options	-	-	-	MMBtus
Energy - Other				
Futures	(29,882)	-	-	Metric Tons
Forwards	-	-	7,108,552	Metric Tons
Swaps	224,100	-	-	Metric Tons
Options	3,149	-	-	Metric Tons

(1) Exchange traded and cleared derivatives are presented on a net (short) and long position basis.

(2) Non-exchange cleared derivatives are presented on a gross (short) and long position basis.

(3) Million British Thermal Units (MMBtus) is the standard unit of measurement used to denote an amount of natural gas.

The Effect of Derivative Instruments on the Consolidated Statements of Income

The table below summarizes the effect of derivative instruments that are designated as fair value hedges and also derivative instruments that are undesignated on the consolidated statements of income for the years ended December 31, 2015 and 2014.

		GAIN OR (LOSS) RECOGNIZED IN INCOME ON DERIVATIVE INSTRUMENTS	
		DECEMBER 31,	
(US$ in millions)	Location	2015	2014
Undesignated Derivative Contracts:			
Interest Rate	Interest income/Interest expense	$ -	$ (8)
Interest Rate	Other income (expense) - net	(2)	-
Foreign Exchange	Foreign exchange gains (losses)	(302)	(124)
Foreign Exchange	Cost of goods sold	(620)	91
Commodities	Cost of goods sold	1,062	(71)
Freight	Cost of goods sold	6	(4)
Energy	Cost of goods sold	(25)	(52)
Total		$ 119	$ (168)

F-28 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The table below summarizes the effect of derivative instruments that are designated and qualify as cash flow and net investment hedges on the consolidated statement of income.

	YEAR ENDED DECEMBER 31, 2015					
		GAIN OR (LOSS) RECOGNIZED IN ACCUMULATED	GAIN OR (LOSS) RECLASSIFIED FROM ACCUMULATED OCI INTO INCOME		GAIN OR (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES	
(US$ in millions)	NOTIONAL AMOUNT	OCI[1]	LOCATION	AMOUNT	LOCATION	AMOUNT[2]
Cash Flow Hedge:						
Foreign Exchange[3]	$ 238	$ (76)	Foreign exchange gains (losses)	$ (76)	Foreign exchange gains (losses)	$ -
Total	$ 238	$ (76)		$(76)		$ -
Net Investment Hedge:						
Foreign Exchange[3]	$ 1,878	$ 223	Foreign exchange gains (losses)	$ -	Foreign exchange gains (losses)	$ -
Total	$1,878	$ 223		$ -		$ -

(1) The gain (loss) recognized relates to the effective portion of the hedging relationship. At December 31, 2015, Bunge expects to reclassify into income in the next 12 months $76 million after-tax loss related to its foreign exchange cash flow and nil for net investment hedges.

(2) There was no gain or loss recognized in income relating to the ineffective portion of the hedging relationships or relating to amounts excluded from the assessment of hedge effectiveness.

(3) The foreign exchange contracts mature at various dates through November 2020.

	YEAR ENDED DECEMBER 31, 2014					
		GAIN OR (LOSS) RECOGNIZED IN ACCUMULATED	GAIN OR (LOSS) RECLASSIFIED FROM ACCUMULATED OCI INTO INCOME		GAIN OR (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES	
(US$ in millions)	NOTIONAL AMOUNT	OCI[1]	LOCATION	AMOUNT	LOCATION	AMOUNT[2]
Cash Flow Hedge:						
Foreign Exchange[3]	$ 384	$ 4	Foreign exchange gains (losses)	$ 9	Foreign exchange gains (losses)	$ -
Total	$384	$ 4		$ 9		$ -
Net Investment Hedge:						
Foreign Exchange[3]	$ 579	$ 18	Foreign exchange gains (losses)	$ -	Foreign exchange gains (losses)	$ -
Total	$579	$ 18		$ -		$ -

(1) The gain or (loss) recognized relates to the effective portion of the hedging relationship. At December 31, 2014, Bunge expected to reclassify into income in the next 12 months approximately $4 million after-tax gains (losses) related to its foreign exchange cash flow hedges and nil for net investment hedges.

(2) There was no gain or loss recognized in income relating to the ineffective portion of the hedging relationships or to amounts excluded from the assessment of hedge effectiveness.

(3) The foreign exchange contracts matured at various dates in 2014.

2015 Bunge Annual Report F-29

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. SHORT-TERM DEBT AND CREDIT FACILITIES

Bunge's short-term borrowings are typically sourced from various banking institutions and the U.S. commercial paper market. Bunge also borrows from time to time in local currencies in various foreign jurisdictions. Interest expense includes facility commitment fees, amortization of deferred financing costs and charges on certain lending transactions, including certain intercompany loans and foreign currency conversions in Brazil. The weighted-average interest rate on short-term borrowings at December 31, 2015 and 2014 was 4.92% and 4.33%, respectively.

(US$ in millions)	DECEMBER 31, 2015	DECEMBER 31, 2014
Lines of credit:		
Secured, interest rates from 2.33% to 9.75%	$ 25	$ 25
Unsecured, fixed interest rates from 13.38% to 18.50%[1]	76	90
Unsecured, variable interest rates from 1.17% to 32.00%[1]	547	479
Total short-term debt	$648	$594

(1) Includes $130 million and $155 million of local currency borrowings in certain Central and Eastern European, South American and Asia-Pacific countries at a weighted-average interest rate of 16.06% and 11.95% as of December 31, 2015 and 2014, respectively.

Bunge's commercial paper program is supported by an identical amount of committed back up bank credit lines (the "Liquidity Facility") provided by banks that are rated at least A-1 by Standard & Poor's Financial Services and P-1 by Moody's Investors Service. On November 20, 2014, Bunge entered into an unsecured $600 million five-year Liquidity Facility with certain lenders party thereto. The Liquidity Facility replaced the then existing $600 million five-year liquidity facility, dated as of November 17, 2011. The cost of borrowing under the Liquidity Facility would typically be higher than the cost of issuing under Bunge's commercial paper program. At December 31, 2015 and December 31, 2014, there were no borrowings outstanding under the commercial paper program and no borrowings under the Liquidity Facility.

In addition to the committed facilities discussed above, from time-to-time, Bunge Limited and/or its financing subsidiaries enter into uncommitted bilateral short-term credit lines as necessary based on its financing requirements. At December 31, 2015 and 2014, nil and $50 million were outstanding under these bilateral short-term credit lines, respectively. Loans under such credit lines are non-callable by the respective lenders. In addition, Bunge's operating companies had $626 million in short-term borrowings outstanding from local bank lines of credit at December 31, 2015 to support working capital requirements.

17. LONG-TERM DEBT AND CREDIT FACILITIES

Long-term debt obligations are summarized below.

(US$ in millions)	DECEMBER 31, 2015	DECEMBER 31, 2014
Revolving credit facilities	$ 752	$ 538
Term loan due 2019 - three-month Yen LIBOR plus 0.75% (Tranche A)	237	-
Term loan due 2019 - fixed Yen interest rate of 0.96% (Tranche B)	50	-
Term loan due 2019 - three-month LIBOR plus 1.30% (Tranche C)	85	-
5.10% Senior Notes due 2015	-	382
4.10% Senior Notes due 2016	500	500
5.90% Senior Notes due 2017	250	250
3.20% Senior Notes due 2017	600	600
8.50% Senior Notes due 2019	600	600
3.50% Senior Notes due 2020	497	-
Consolidated investment fund debt[1]	53	195
Other	179	198
Subtotal	3,803	3,263
Less: Current portion of long-term debt	(869)	(408)
Total long-term debt	$2,934	$2,855

(1) Consolidated investment fund debt matures at various dates through 2018 with no recourse to Bunge. Bunge elected to account for $53 million and $195 million at fair value as of December 31, 2015 and 2014, respectively.

The fair values of long-term debt, including current portion, at December 31, 2015 and 2014 were $3,940 million and $3,468 million, respectively, calculated based on interest rates currently available on comparable maturities to companies with credit standing similar to that of Bunge. The carrying amounts and fair values of long-term debt are as follows:

	DECEMBER 31, 2015			DECEMBER 31, 2014		
(US$ in millions)	CARRYING VALUE	FAIR VALUE (LEVEL 2)	FAIR VALUE (LEVEL 3)	CARRYING VALUE	FAIR VALUE (LEVEL 2)	FAIR VALUE (LEVEL 3)
Long-term debt, including current portion	$3,803	$3,887	$53	$3,263	$3,273	$195

On November 24, 2015, Bunge completed the sale of $500 million aggregate principal amount of unsecured senior notes bearing interest at 3.50% per annum and maturing on November 24, 2020. The senior notes were issued by Bunge's 100% owned finance subsidiary, Bunge Limited Finance Corp., and are fully and unconditionally guaranteed by Bunge Limited. The offering was made pursuant to a registration statement filed with the U.S. Securities and Exchange Commission. The net proceeds of approximately $496 million were used for general corporate purposes, including, but not limited to the

F-30 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

repayment of outstanding indebtedness, which includes indebtedness under revolving credit facilities.

On August 10, 2015, Bunge entered into an amendment agreement to its unsecured $1,750 million syndicated revolving credit facility, dated March 17, 2014 (the "Facility"). The amendment agreement extends the maturity date of the Facility to August 10, 2018. Bunge has the option to request an extension of the maturity date of the Facility for two additional one-year periods. Each lender in its sole discretion may agree to any such request. The amendment agreement also lowers the range of margin applicable to Bunge's borrowings under the Facility. Borrowings under the Facility will bear interest at LIBOR plus a margin, which will vary from 0.35% to 1.35% per annum, based on the credit ratings of Bunge's senior long-term unsecured debt. Bunge will also pay a fee that varies from 0.10% to 0.40% per annum, based on the utilization of the Facility. Amounts under the Facility that remain undrawn are subject to a commitment fee payable quarterly in arrears at a rate of 35% of the margin specified above, which will vary based on the rating level at each quarterly payment date. Bunge may, from time-to-time, with the consent of the facility agent, request one or more of the existing lenders or new lenders to increase the total commitments under the Facility by up to $250 million pursuant to an accordion provision. At December 31, 2015, Bunge had $277 million of borrowings outstanding under the Facility.

At December 31, 2015, Bunge had $4,263 million of unused and available borrowing capacity under its committed long-term credit facilities with a number of lending institutions.

Certain land, property, equipment and investments in consolidated subsidiaries having a net carrying value of approximately $130 million at December 31, 2015 have been mortgaged or otherwise collateralized against long-term debt of $58 million at December 31, 2015.

Principal Maturities – Principal maturities of long-term debt at December 31, 2015 are as follows:

(US$ in millions)	
2016	$ 869
2017	937
2018	461
2019	1,000
2020	511
Thereafter	24
Total[(1)]	$3,802

(1) Excludes unamortized net gains of $4 million related to terminated interest rate swap agreement and unamortized net losses of $3 million related to an open interest rate swap agreement recorded in long-term debt.

Bunge's credit facilities and certain senior notes require it to comply with specified financial covenants related to minimum net worth, minimum current ratio, a maximum debt to capitalization ratio and limitations on secured indebtedness. Bunge was in compliance with these covenants at December 31, 2015.

During the years ended December 31, 2015, 2014 and 2013, Bunge paid interest, net of interest capitalized, of $227 million, $223 million and $330 million, respectively.

18. TRADE RECEIVABLES SECURITIZATION PROGRAM

Bunge and certain of its subsidiaries participate in a trade receivables securitization program ("Program") with a financial institution, as administrative agent, and certain commercial paper conduit purchasers and committed purchasers (collectively, the Purchasers) that provides for funding of up to $700 million against receivables sold into the Program. The Program is designed to enhance Bunge's financial flexibility by providing an additional source of liquidity for its operations. In connection with the Program, certain of Bunge's U.S. and non-U.S. subsidiaries that originate trade receivables may sell eligible receivables in their entirety on a revolving basis to a consolidated bankruptcy remote special purpose entity, Bunge Securitization B.V. ("BSBV") formed under the laws of The Netherlands. BSBV in turn sells such purchased trade receivables to the administrative agent (acting on behalf of the Purchasers) pursuant to a receivables transfer agreement. In connection with these sales of accounts receivable, Bunge receives a portion of the proceeds up front and an additional amount upon the collection of the underlying receivables, which is expected to be generally between 10% and 15% of the aggregate amount of receivables sold through the Program.

Bunge Finance B.V., a wholly owned subsidiary of Bunge, acts as master servicer, responsible for servicing and collecting the accounts receivable for the Program. The Program terminates on June 1, 2016. The trade receivables sold under the Program are subject to specified eligibility criteria, including eligible currencies, country and obligor concentration limits.

As of December 31, 2015, and 2014, $524 million and $599 million, respectively, of receivables sold under the Program were derecognized from Bunge's consolidated balance sheets. Proceeds received in cash related to transfers of receivables under the Program totaled $10,396 million and $12,030 million for the years ended December 31, 2015 and 2014, respectively. In addition, cash collections from customers on receivables previously sold were $10,542 million and $12,202 million, respectively. As this is a revolving facility, cash collections from customers are reinvested to fund new receivable sales. Gross receivables sold under the Program for

 BUNGE LIMITED AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 18. TRADE RECEIVABLES SECURITIZATION PROGRAM pension plans covering substantially all employees of the (Continued) subsidiaries. The plans provide benefits based primarily on participants’ salary and length of service. The funding policies the years ended December 31, 2015 and 2014 were for Bunge’s defined benefit pension plans are determined in $10,601 million and $12,179 million, respectively. These sales accordance with statutory funding requirements. The most resulted in discounts of $5 million, $7 million and $7 million for significant defined benefit plan is in the United States. The U.S. the years ended December 31, 2015 and 2014 and 2013, funding policy requires at least those amounts required by the respectively, which were included in SG&A in the consolidated Pension Protection Act of 2006. Assets of the plans consist statements of income. Servicing fees under the Program were primarily of equity and fixed income investments. not significant in any period. Certain United States and Brazil based subsidiaries of Bunge Bunge’s risk of loss following the sale of the trade receivables have benefit plans to provide certain postretirement healthcare is limited to the deferred purchase price (‘‘DPP’’), which at benefits to eligible retired employees of those subsidiaries. The December 31, 2015 and 2014 had a fair value of $79 million plans require minimum retiree contributions and define the and $78 million, respectively, and is included in other current maximum amount the subsidiaries will be obligated to pay assets in the consolidated balance sheets (see Note 6). The under the plans. Bunge’s policy is to fund these costs as they DPP will be repaid in cash as receivables are collected, become payable. generally within 30 days. Delinquencies and credit losses on trade receivables sold under the Program during the years Plan Amendments and Transfers In and Out – There were no ended December 31, 2015 and 2014 were insignificant. Bunge significant amendments, settlements or transfers into or out of has reflected all cash flows under the Program as operating Bunge’s employee benefit plans during the years ended cash flows in the consolidated statements of cash flows for the December 31, 2015 or 2014. years ended December 31, 2015, 2014 and 2013. 19. EMPLOYEE BENEFIT PLANS Certain U.S., Canadian, European and Brazilian based subsidiaries of Bunge sponsor non-contributory defined benefit 2015 Bunge Annual Report F-31

F-32 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth in aggregate the changes in the defined benefit pension and postretirement benefit plans' benefit obligations, assets and funded status at December 31, 2015 or 2014. A measurement date of December 31 was used for all plans.

(US$ in millions)	PENSION BENEFITS DECEMBER 31, 2015	PENSION BENEFITS DECEMBER 31, 2014	POSTRETIREMENT BENEFITS DECEMBER 31, 2015	POSTRETIREMENT BENEFITS DECEMBER 31, 2014
Change in benefit obligations:				
Benefit obligation at the beginning of year	$ 906	$ 755	$ 69	$ 69
Service cost	35	30	-	-
Interest cost	33	36	5	6
Plan curtailments	(6)	-	-	(3)
Actuarial (gain) loss, net	(54)	138	8	11
Employee contributions	6	4	1	1
Plan settlements	(6)	(2)	-	-
Benefits paid	(30)	(29)	(8)	(8)
Expenses paid	(3)	(3)	-	-
Impact of foreign exchange rates	(17)	(23)	(19)	(7)
Benefit obligation at the end of year	$ 864	$ 906	$ 56	$ 69
Change in plan assets:				
Fair value of plan assets at the beginning of year	$ 650	$ 614	$ -	$ -
Actual return on plan assets	(3)	64	-	-
Employer contributions	90	19	7	7
Employee contributions	6	4	1	1
Plan settlements	(6)	(2)	-	-
Benefits paid	(30)	(29)	(8)	(8)
Expenses paid	(3)	(3)	-	-
Impact of foreign exchange rates	(15)	(17)	-	-
Fair value of plan assets at the end of year	$ 689	$ 650	$ -	$ -
Funded (unfunded) status and net amounts recognized:				
Plan assets (less than) in excess of benefit obligation	$(175)	$(256)	$(56)	$(69)
Net (liability) asset recognized in the balance sheet	$(175)	$(256)	$(56)	$(69)
Amounts recognized in the balance sheet consist of:				
Non-current assets	$ 12	$ 12	$ -	$ -
Current liabilities	(5)	(5)	(6)	(7)
Non-current liabilities	(182)	(263)	(50)	(62)
Net liability recognized	$(175)	$(256)	$(56)	$(69)

Included in accumulated other comprehensive income for pension benefits at December 31, 2015 are the following amounts that have not yet been recognized in net periodic benefit costs: unrecognized prior service credit of $5 million ($3 million, net of tax) and unrecognized actuarial loss of $182 million ($118 million, net of tax). Expected prior service costs and unrecognized actuarial losses as a component of net periodic benefit costs included in accumulated other comprehensive income in 2016 is $10 million ($6 million, net of tax).

Included in accumulated other comprehensive income for postretirement healthcare benefits at December 31, 2015 are the following amounts that have not yet been recognized in net periodic benefit costs: unrecognized prior service credit of $1 million ($1 million, net of tax), and unrecognized actuarial loss of $4 million ($3 million, net of tax). Bunge does not expect to recognize any unrecognized prior service credits or unrecognized actuarial losses as components of net periodic benefit costs for its postretirement benefit plans in 2016.

2015 Bunge Annual Report F-33

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. EMPLOYEE BENEFIT PLANS (Continued)

Bunge has aggregated certain defined benefit pension plans with projected benefit obligations in excess of fair value of plan assets with pension plans that have fair value of plan assets in excess of projected benefit obligations. At December 31, 2015, $864 million projected benefit obligations includes plans with projected benefit obligations of $758 million which were in excess of the fair value of related plan assets of $570 million. At December 31, 2014, the $906 million projected benefit obligations include plans with projected benefit obligations of $770 million which were in excess of the fair value of related plan assets of $502 million. The accumulated benefit obligation for the defined pension benefit plans, respectively, was $786 million at December 31, 2015 and $814 million at December 31, 2014.

The following table summarizes information relating to aggregated defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

(US$ in millions)	PENSION BENEFITS DECEMBER 31, 2015	2014
Projected benefit obligation	$642	$761
Accumulated benefit obligation	$588	$677
Fair value of plan assets	$474	$495

At December 31, 2015, for measurement purposes related to postretirement benefit plans, an 8.1% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2016, decreasing to 7.4% by 2029, remaining at that level thereafter. At December 31, 2014, for measurement purposes related to postretirement benefit plans, an 7.9% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2015, decreasing to 7.0% by 2029, remaining at that level thereafter.

A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

(US$ in millions)	ONE-PERCENTAGE POINT INCREASE	ONE-PERCENTAGE POINT DECREASE
Effect on total service and interest cost	$ -	$ -
Effect on postretirement benefit obligation	$4	$(3)

The components of net periodic benefit costs are as follows for defined benefit pension plans and postretirement benefit plans:

(US$ in millions)	PENSION BENEFITS DECEMBER 31, 2015	2014	2013	POSTRETIREMENT BENEFITS DECEMBER 31, 2015	2014	2013
Service cost	$ 35	$ 30	$ 30	$ -	$ -	$ -
Interest cost	33	36	31	5	6	7
Expected return on plan assets	(42)	(39)	(35)	-	-	-
Amortization of prior service cost	1	1	1	-	-	-
Amortization of net loss	12	4	19	-	(1)	-
Curtailment loss	1	-	1	-	(2)	(2)
Settlement loss recognized	1	-	-	-	-	-
Special termination benefit	-	-	3	-	-	-
Net periodic benefit costs	$ 41	$ 32	$ 50	$ 5	$ 3	$ 5

The weighted-average actuarial assumptions used in determining the benefit obligation under the defined benefit pension and postretirement benefit plans are as follows:

	PENSION BENEFITS DECEMBER 31, 2015	2014	POSTRETIREMENT BENEFITS DECEMBER 31, 2015	2014
Discount rate	4.2%	3.8%	11.4%	9.8%
Increase in future compensation levels	3.3%	3.5%	N/A	N/A

The weighted-average actuarial assumptions used in determining the net periodic benefit cost under the defined benefit pension and postretirement benefit plans are as follows:

	PENSION BENEFITS DECEMBER 31, 2015	2014	2013	POSTRETIREMENT BENEFITS DECEMBER 31, 2015	2014	2013
Discount rate	3.8%	4.9%	4.0%	9.8%	10.0%	7.9%
Expected long-term rate of return on assets	6.7%	6.7%	6.6%	N/A	N/A	N/A
Increase in future compensation levels	3.5%	3.5%	3.7%	N/A	N/A	N/A

F-34 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. EMPLOYEE BENEFIT PLANS (Continued)

The sponsoring subsidiaries select the expected long-term rate of return on assets in consultation with their investment advisors and actuaries. These rates are intended to reflect the average rates of earnings expected on the funds invested or to be invested to provide required plan benefits. The plans are assumed to continue in effect as long as assets are expected to be invested.

In estimating the expected long-term rate of return on assets, appropriate consideration is given to historical performance for the major asset classes held or anticipated to be held by the applicable plan trusts and to current forecasts of future rates of return for those asset classes. Cash flows and expenses are taken into consideration to the extent that the expected returns would be affected by them. As assets are generally held in qualified trusts, anticipated returns are not reduced for taxes.

Pension Benefit Plan Assets – The objectives of the plans' trust funds are to sufficiently diversify plan assets to maintain a reasonable level of risk without imprudently sacrificing returns, with a target asset allocation of approximately 40% fixed income securities and approximately 60% equities. Bunge implements its investment strategy through a combination of indexed mutual funds and a proprietary portfolio of fixed income securities. Bunge's policy is not to invest plan assets in Bunge Limited shares.

Plan investments are stated at fair value which is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments in Level 1, which refers to securities that are actively traded on a public exchange and valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded in an active market but for which observable market inputs are readily available and Level 3, which refers to other assets valued based on significant unobservable inputs.

The fair values of Bunge's defined benefit pension plans' assets at the measurement date, by category, are as follows:

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2015			
	PENSION BENEFITS			
(US$ IN MILLIONS) ASSET CATEGORY	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Cash	$ 81	$ 81	$ -	$ -
Equities:				
Mutual Funds[1]	354	306	48	-
Fixed income securities:				
Mutual Funds[2]	242	80	162	-
Others[3]	12	-	12	-
Total	$689	$467	$222	$ -

2015 Bunge Annual Report F-35

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. EMPLOYEE BENEFIT PLANS (Continued)

(US$ IN MILLIONS) ASSET CATEGORY	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2014 PENSION BENEFITS			
	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Cash	$ 3	$ 3	$ -	$ -
Equities:				
Mutual Funds[1]	368	310	58	-
Fixed income securities:				
Mutual Funds[2]	263	92	171	-
Others[3]	16	2	14	-
Total	$650	$407	$243	$ -

(1) This category represents a portfolio of equity investments comprised of equity index funds that invest in U.S. equities and non-U.S. equities. The U.S. equities are comprised of investments focusing on large, mid and small cap companies and non-U.S. equities are comprised of international, emerging markets and real estate investment trusts.

(2) This category represents a portfolio of fixed income investments in mutual funds comprised of investment grade U.S. government bonds and notes, foreign government bonds and corporate bonds from diverse industries.

(3) This category represents a portfolio consisting of a mixture of equity, fixed income and cash.

Bunge expects to contribute $15 million and $6 million, respectively, to its defined benefit pension and postretirement benefit plans in 2016.

The following benefit payments, which reflect future service as appropriate, are expected to be paid related to defined benefit pension and postretirement benefit plans:

(US$ in millions)	PENSION BENEFIT PAYMENTS	POSTRETIREMENT BENEFIT PAYMENTS
2016	$ 37	$ 6
2017	39	6
2018	41	6
2019	43	6
2020	45	5
2021 and onwards	252	23

Employee Defined Contribution Plans – Bunge also makes contributions to qualified defined contribution plans for eligible employees. Contributions to these plans amounted to $11 million, $12 million and $12 million during the years ended December 31, 2015, 2014 and 2013, respectively.

20. RELATED PARTY TRANSACTIONS

On April 15, 2015, Bunge and Saudi Agricultural and Livestock Investment Company ("SALIC"), formed a Canadian entity, G3. Bunge has a 51% ownership interest in G3. Bunge accounts for G3 under the equity method of accounting as the ownership interest does not provide Bunge with a controlling financial interest due to certain contractual restrictions. In February 2016, SALIC completed the conversion of debt to equity under the promissory notes granted in favor of G3, thus reducing Bunge's ownership interest from 51% to 35%. Additionally, Bunge has exercised its right under a put option to sell an additional 10% ownership interest in G3 to SALIC for cash, which would further reduce Bunge's ownership interest to 25%. The put transaction is expected to be completed in the first quarter of 2016.

Notes receivable – Bunge holds a note receivable from Navegações Unidas Tapajós S.A., a 50% equity method investment in Brazil, having a carrying value of $10 million at December 31, 2015 which matures in June 2017, with an interest rate of 11%.

Bunge holds a note receivable from Solazyme Bunge Renewable Oils Coperatief U.A., a 49.9% equity method investment in Brazil, having a carrying value of $7 million at December 31, 2015 which matures in April 2017, with an interest rate of 14%.

Bunge had a note receivable from Senwes Limited, its partner in the Bunge Senwes joint venture in South Africa, having a carrying value of $9 million which matured in 2015 and is included in other current assets in Bunge's consolidated balance sheet at December 31, 2014.

F-36 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. RELATED PARTY TRANSACTIONS (Continued)

In addition, Bunge held notes receivables from other related parties totaling $6 million and $11 million at December 31, 2015, and 2014, respectively.

Notes payable – Bunge holds a note payable with its joint venture Bunge SCF Grain LLC with a carrying value of $5 million at December 31, 2015. This note matures on March 21, 2017 with an interest rate of 1 month LIBOR and is included in other long-term liabilities in Bunge's consolidated balance sheet.

Bunge holds a note payable with its joint venture ProMaiz S.A. with a carrying value of $6 million at December 31, 2015. This note matured on January 20, 2016 with an interest rate of 22% and is included in other short-term liabilities in Bunge's consolidated balance sheet.

Other – Bunge purchased soybeans and other commodity products and received port services from certain of its unconsolidated ventures, totaling $757 million, $746 million and $446 million for the years ended December 31, 2015, 2014 and 2013, respectively. Bunge also sold soybeans and other commodity products and provided port services to certain of its unconsolidated ventures, totaling $351 million, $345 million and $440 million for the years ended December 31, 2015, 2014 and 2013, respectively. At December 31, 2015 and 2014, Bunge had approximately $16 million and $75 million of receivables from these ventures included in trade accounts receivable in the consolidated balance sheets as of those dates. In addition, at December 31, 2015 and 2014, Bunge had approximately $25 million and $73 million of payables to these ventures included in trade accounts payable in the consolidated balance sheets as of those dates.

In addition, Bunge provided services during the years ended December 31, 2015, 2014 and 2013, to its unconsolidated ventures totaling $106 million, $111 million and $81 million, respectively, for services including primarily tolling and administrative support. Bunge believes all of these transaction values are similar to those that would be conducted with third parties.

21. COMMITMENTS AND CONTINGENCIES

Bunge is party to a large number of claims and lawsuits, primarily tax and labor claims in Brazil and tax claims in Argentina, arising in the normal course of business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Bunge records liabilities related to its general claims and lawsuits when the exposure item becomes probable and can be reasonably estimated. Bunge management does not expect these matters to have a material adverse effect on Bunge's financial condition, results of operations or liquidity. However, these matters are subject to inherent uncertainties and there exists the remote possibility of an adverse impact on Bunge's position in the period the uncertainties are resolved whereby the settlement of the identified contingencies could exceed the amount of provisions included in the consolidated balance sheets. Included in other non-current liabilities at December 31, 2015 and 2014 are the following amounts related to these matters:

(US$ in millions)	DECEMBER 31, 2015	2014
Tax claims	$163	$ 225
Labor claims	75	86
Civil and other claims	78	107
Total	$316	$ 418

Tax claims (non-income tax) – These tax claims relate principally to claims against Bunge's Brazilian subsidiaries, primarily value added tax claims (ICMS, IPI, PIS and COFINS). The determination of the manner in which various Brazilian federal, state and municipal taxes apply to the operations of Bunge is subject to varying interpretations arising from the complex nature of Brazilian tax law. In addition to the matter discussed below, Bunge monitors other potential claims in Brazil regarding these value-added taxes. In particular, Bunge monitors the Brazilian federal and state governments' responses to recent Brazilian Supreme Court decisions invalidating on constitutional grounds certain ICMS incentives and benefits granted by various states. While Bunge was not a recipient of any of the incentives and benefits that were the subject of these Supreme Court decisions, it has received other similar tax incentives and benefits. Bunge has not received any tax assessment from the states that granted these incentives or benefits related to their validity and, based on the Company's evaluation of this matter as required by U.S. GAAP, no liability has been recorded in the consolidated financial statements.

On February 13, 2015, Brazil's Supreme Federal Court ruled in a leading case that certain state ICMS tax credits for staple foods (including soy oil, margarine, mayonnaise and wheat flours) are unconstitutional. Bunge, like other companies in the Brazilian food industry, is involved in several administrative and judicial disputes with Brazilian states regarding these tax credits. While the leading case does not involve Bunge and each case is unique in facts and circumstances and applicable state law, the ruling has general precedent authority on lower court cases. Based on management's review of the ruling (without considering the future success of any potential clarification or modulation of the ruling) and its general application to Bunge's pending cases, management recorded a liability of 468 million Brazilian *reais* (approximately $120 million and $177 million as of December 31, 2015 and 2014, respectively), plus applicable interest. Management intends to continue to vigorously defend against its pending state cases.

2015 Bunge Annual Report F-37

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. COMMITMENTS AND CONTINGENCIES (Continued)

During the year, Bunge's Brazilian subsidiaries received in excess of 150 ICMS assessments which ranged from less than 10 Brazilian *reais* to 70 million Brazilian *reais* (approximately $18 million). In May 2014, the Brazilian tax authorities concluded an examination of the ICMS tax returns of one of Bunge's sugar milling subsidiaries for the years 2010 through 2011 and proposed adjustments totaling approximately 45 million Brazilian *reais* (approximately $12 million as of December 31, 2015), plus applicable interest and penalties on the outstanding amount. Management, in consultation with external legal advisors, has determined that no reserves are required.

As of December 31, 2015 the Brazilian authorities have concluded examinations of the PIS COFINS tax returns and issued assessments relating to years 2004 through 2010. As of December 31, 2015, the cumulative claims for 2004 through 2010 were approximately 500 million Brazilian *reais* (approximately $128 million), plus applicable interest and penalties on the outstanding amount. As of December 31, 2014, the claims for 2004-2007, 2008 and 2009 were approximately 430 million Brazilian *reais* (approximately $110 million as of December 31, 2015), plus applicable interest and penalties on the outstanding amount. Management, in consultation with external legal advisors, has established appropriate reserves for potential exposures.

Since 2010, the Argentine tax authorities have been conducting a review of income and other taxes paid by exporters and processors of cereals and other agricultural commodities in the country. In that regard, the Company has been subject to a number of assessments, proceedings and claims related to its activities. In 2011, Bunge's subsidiary in Argentina paid $112 million of accrued export tax obligations under protest and preserved its rights with respect to such payment. In 2012, the Argentine tax authorities further assessed interest on these payments, which as of December 31, 2015, totaled approximately $205 million. In 2012, the Argentine government suspended Bunge's Argentine subsidiary from a registry of grain traders. While the suspension has not had a material adverse effect on Bunge's business in Argentina, these actions have resulted in additional administrative requirements and increased logistical costs on domestic grain shipments within Argentina. Bunge is challenging these actions in the Argentine courts.

Labor claims – The labor claims are principally claims against Bunge's Brazilian subsidiaries. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

Civil and other – The civil and other claims relate to various disputes with third parties, including suppliers and customers. During the first quarter of 2016, Bunge received a notice from the Brazilian Administrative Council for Economic Defense initiating an administrative proceeding against its Brazilian subsidiary and two of its employees, certain of its former employees, several other companies in the Brazilian wheat milling industry and others for alleged anticompetitive activities in the north and northeast of Brazil. Bunge intends to defend against this action; however, the proceedings are at an early stage and Bunge cannot, at this time, reasonably predict the ultimate outcome of the proceedings or sanctions, if any, which may be imposed.

Guarantees – Bunge has issued or was a party to the following guarantees at December 31, 2015:

(US$ in millions)	MAXIMUM POTENTIAL FUTURE PAYMENTS
Unconsolidated affiliates financing[1]	$ 75
Residual value guarantee[2]	154
Total	$229

(1) Bunge issued guarantees to certain financial institutions related to debt of certain of its unconsolidated joint ventures. The terms of the guarantees are equal to the terms of the related financings which have maturity dates in 2016 through 2022. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under these guarantees. At December 31, 2015, Bunge had no outstanding recorded obligation related to these guarantees.

(2) Bunge issued guarantees to certain financial institutions which are party to certain operating lease arrangements for railcars and barges. These guarantees provide for a minimum residual value to be received by the lessor at conclusion of the lease term. These leases expire at various dates from 2016 through 2020. At December 31, 2015, Bunge's recorded obligation related to these guarantees was $5 million.

In addition, Bunge Limited has provided full and unconditional parent level guarantees of the outstanding indebtedness under certain credit facilities entered into and senior notes issued by, its subsidiaries. At December 31, 2015, Bunge's consolidated balance sheet includes debt with a carrying amount of $4,081 million related to these guarantees. This debt includes the senior notes issued by two of Bunge's 100% owned finance subsidiaries, Bunge Limited Finance Corp. and Bunge N.A. Finance L.P. There are no significant restrictions on the ability of Bunge Limited Finance Corp., Bunge N.A. Finance L.P. or any other Bunge subsidiary to transfer funds to Bunge Limited.

Freight Supply Agreements – In the ordinary course of business, Bunge enters into time charter agreements for the use of ocean freight vessels and freight service on railroad lines for the purpose of transporting agricultural commodities. In addition, Bunge sells the right to use these ocean freight vessels when excess freight capacity is available. These agreements generally range from two months to approximately seven years, in the case of ocean freight vessels, depending on market conditions, and 5 to 17 years in the case of railroad

F-38 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. COMMITMENTS AND CONTINGENCIES (Continued)

services. Future minimum payment obligations due under these agreements are as follows:

(US$ in millions)	OCEAN FREIGHT VESSELS	RAILROAD SERVICES	FUTURE MINIMUM PAYMENT OBLIGATIONS
2016	$ 89	$ 60	$149
2017 and 2018	115	59	174
2019 and 2020	93	56	149
2021 and thereafter	85	165	250
Total	$382	$340	$722

Actual amounts paid under these contracts may differ due to the variable components of these agreements and the amount of income earned on the sales of excess capacity. The agreements for the freight service on railroad lines require a minimum monthly payment regardless of the actual level of freight services used by Bunge. The costs of Bunge's freight supply agreements are typically passed through to the customers as a component of the prices charged for its products.

Also in the ordinary course of business, Bunge enters into relet agreements related to ocean freight vessels. Such relet agreements are similar to sub-leases. Bunge received approximately $39 million during the year ended December 31, 2015 and expects to receive payments of approximately $6 million in 2016 and $3 million in 2017 under such relet agreements.

Commitments – At December 31, 2015, Bunge had approximately $5 million of purchase commitments related to its inventories, $81 million of power supply contracts and $177 million of contractual commitments related to construction in progress.

22. EQUITY

Share Repurchase Program – In May 2015, Bunge established a new program for the repurchase of up to $500 million of Bunge's issued and outstanding common shares. The program has no expiration date. Bunge repurchased 1,411,210 common shares for $100 million under this program during the third quarter ended September 30, 2015. Bunge completed the previous program of $975 million during the first quarter of 2015 with the repurchase of 2,460,600 common shares for $200 million.

Cumulative Convertible Perpetual Preference Shares – Bunge has 6,900,000, 4.875% cumulative convertible perpetual preference shares (convertible preference shares), par value $0.01 outstanding at December 31, 2015. Each convertible preference share has an initial liquidation preference of $100 per share plus accumulated unpaid dividends up to a maximum of an additional $25 per share. As a result of adjustments made to the initial conversion price because cash dividends paid on Bunge Limited's common shares exceeded certain specified thresholds, each convertible preference share is convertible at any time at the holder's option into approximately 1.1331 common shares based on a conversion price of $88.2501 per convertible preference share, subject in each case to certain specified anti-dilution adjustments (which represents 7,818,390 Bunge Limited common shares at December 31, 2015).

At any time on or after December 1, 2011, if the closing market price of Bunge's common shares equals or exceeds 130% of the conversion price of the convertible preference shares, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period), Bunge may elect to cause all outstanding convertible preference shares to be automatically converted into the number of common shares that are issuable at the conversion price. The convertible preference shares are not redeemable by Bunge at any time.

The convertible preference shares accrue dividends at an annual rate of 4.875%. Dividends are cumulative from the date of issuance and are payable, quarterly in arrears, on each March 1, June 1, September 1 and December 1, commencing on March 1, 2007, when, as and if declared by Bunge's Board of Directors. The dividends may be paid in cash, common shares or a combination thereof. Accumulated but unpaid dividends on the convertible preference shares will not bear interest. In each of the years ended December 31, 2015, 2014 and 2013, Bunge recorded $34 million of dividends on its convertible preference shares.

2015 Bunge Annual Report F-39

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. EQUITY (Continued)

Accumulated Other Comprehensive Income (Loss) Attributable to Bunge – The following table summarizes the balances of related after-tax components of accumulated other comprehensive income (loss) attributable to Bunge:

(US$ in millions)	FOREIGN EXCHANGE TRANSLATION ADJUSTMENT[1]	DEFERRED GAINS (LOSSES) ON HEDGING ACTIVITIES	PENSION AND OTHER POSTRETIREMENT LIABILITY ADJUSTMENTS	UNREALIZED GAINS (LOSSES) ON INVESTMENTS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance January 1, 2013	$ (1,265)	$ 3	$ (157)	$ 9	$ (1,410)
Other comprehensive income (loss) before reclassifications	(1,217)	-	68	5	(1,144)
Amount reclassified from accumulated other comprehensive income	(4)	(25)	20	(9)	(18)
Net-current period other comprehensive income (loss)	(1,221)	(25)	88	(4)	(1,162)
Balance, December 31, 2013	(2,486)	$ (22)	(69)	5	(2,572)
Other comprehensive income (loss) before reclassifications	(1,411)	21	(90)	(2)	(1,482)
Amount reclassified from accumulated other comprehensive income (loss)	-	(9)	5	-	(4)
Net-current period other comprehensive income (loss)	(1,411)	12	(85)	(2)	(1,486)
Balance, December 31, 2014	(3,897)	$ (10)	(154)	3	(4,058)
Other comprehensive income (loss) before reclassifications	(2,546)	147	7	-	(2,392)
Amount reclassified from accumulated other comprehensive income (loss)	-	77	13	-	90
Net-current period other comprehensive income (loss)	(2,546)	224	20	-	(2,302)
Balance, December 31, 2015	**$(6,443)**	**$214**	**$(134)**	**$ 3**	**$(6,360)**

(1) Bunge has significant operating subsidiaries in Brazil, Argentina, North America, Europe and Asia-Pacific. The functional currency of Bunge's subsidiaries is the local currency. The assets and liabilities of these subsidiaries are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation gains (losses) are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss).

23. EARNINGS PER COMMON SHARE

Basic earnings per share is computed by dividing net income available to Bunge common shareholders by the weighted-average number of common shares outstanding, excluding any dilutive effects of stock options, restricted stock unit awards, convertible preference shares and convertible notes during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except that the weighted-average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options, restricted stock unit awards and convertible securities and notes, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options, except those which are not dilutive, were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. In addition, Bunge accounts for the effects of convertible securities and convertible notes, using the if-converted method. Under this method, the convertible securities and convertible notes are assumed to be converted and the related dividend or interest expense, net of tax, is added back to earnings, if dilutive.

F-40 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. EARNINGS PER COMMON SHARE (Continued)

The following table sets forth the computation of basic and diluted earnings per common share:

(US$ in millions, except for share data)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Income from continuing operations	$ 755	$ 485	$ 110
Net (income) loss attributable to noncontrolling interests	1	(2)	99
Income (loss) from continuing operations attributable to Bunge	756	483	209
Other redeemable obligations(1)	(19)	(14)	(42)
Convertible preference share dividends	(34)	(34)	(34)
Income (loss) from discontinued operations, net of tax	35	32	97
Net income (loss) available to Bunge common shareholders	$ 738	$ 467	$ 230
Weighted-average number of common shares outstanding:			
Basic	143,671,546	146,209,508	147,204,082
Effect of dilutive shares:			
– stock options and awards(2)	749,031	1,021,270	1,053,227
– convertible preference shares(3)	7,818,390	-	-
Diluted	152,238,967	147,230,778	148,257,309
Basic earnings per common share:			
Net income (loss) from continuing operations	$ 4.90	$ 2.98	$ 0.91
Net income (loss) from discontinued operations	0.24	0.22	0.66
Net income (loss) to Bunge common shareholders - basic	$ 5.14	$ 3.20	$ 1.57
Diluted earnings per common share:			
Net income (loss) from continuing operations	$ 4.84	$ 2.96	$ 0.90
Net income (loss) from discontinued operations	0.23	0.21	0.65
Net income (loss) to Bunge common shareholders - diluted	$ 5.07	$ 3.17	$ 1.55

(1) Accretion of redeemable noncontrolling interest of $19 million, $14 million and $42 million for the years ended December 31, 2015, 2014 and 2013, respectively, relates to a non-fair value variable put arrangement whereby the noncontrolling interest holder may require Bunge to purchase the remaining shares of an oilseed processing operation in Central and Eastern Europe. Accretion for the respective periods includes the effect of losses incurred by the operations for the years ended December 31, 2015, 2014 and 2013, respectively.

(2) The weighted-average common shares outstanding-diluted excludes approximately 3 million, 2 million and 3 million stock options and contingently issuable restricted stock units, which were not dilutive and not included in the computation of earnings per share for the years ended December 31, 2015, 2014 and 2013, respectively.

(3) Weighted-average common share outstanding-diluted for the years ended December 31, 2014 and 2013 excludes approximately 8 million weighted-average common shares that are issuable upon conversion of the convertible preference shares that were not dilutive and not included in the weighted-average number of common shares outstanding.

24. SHARE-BASED COMPENSATION

For the years ended December 31, 2015, 2014 and 2013, Bunge recognized approximately $46 million, $49 million and $53 million, respectively, of total compensation expense for awards classified as equity awards related to its stock option and restricted stock unit awards in additional paid-in capital.

Bunge grants equity awards under the 2009 Equity Incentive Plan (the "2009 EIP"), a shareholder approved plan. Under the 2009 EIP, the Compensation Committee of Bunge's Board of Directors may grant equity based awards to officers, employees, consultants and independent contractors in the form of stock options, restricted stock units (performance based or time-vested) or other equity based awards. The 2009 EIP replaced the Bunge Limited Equity Incentive Plan, under which no further awards may be granted. Share requirements may be met from unissued, treasury and/or shares purchased on the open market or through private purchase.

(i) *Stock Option Awards* – Options to purchase Bunge Limited common shares are granted with an exercise price equal to the grant date fair market value of Bunge common stock, vest over service periods that generally range from one to three years, and expire 10 years from the date of grant. Vesting may be accelerated in certain circumstances as provided in the Equity Incentive Plan and the 2009 EIP. Compensation expense is recognized for option grants beginning in 2006 on a straight-line basis and for options granted prior to 2006, compensation expense is recognized on an accelerated basis over the vesting period of each grant.

(ii) *Restricted Stock Units* – Restricted stock units ("RSUs") give recipients the right to receive shares of Bunge common stock upon the lapse of related restrictions determined by the Compensation Committee. Restrictions on RSUs may be based on continued service by the recipient through the designated term and/or based on the achievement of certain performance targets. These targets may be financial or market-based, and the number of units actually earned varies based on the level of achievement of predefined goals. RSUs vest in various increments and at various dates, generally over periods ranging from one to five years. Vesting may be accelerated under certain circumstances as defined in the 2009 EIP or associate Award Agreements. RSUs are generally settled in shares of Bunge common stock upon satisfaction of the applicable

2015 Bunge Annual Report F-41

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. SHARE-BASED COMPENSATION (Continued)

vesting terms. Where share settlement may be prohibited under local law, RSUs are settled in cash. At the time of settlement, a participant holding a vested restricted stock unit will also be entitled to receive corresponding dividend equivalent share payments.

Bunge has also established the Bunge Limited 2007 Non-Employee Directors' Equity Incentive Plan (the "2007 Directors' Plan"), a shareholder approved plan. Under the 2007 Directors' Plan, the compensation committee may grant equity based awards to non-employee directors of Bunge Limited. Awards may consist of restricted stock, restricted stock units, deferred restricted stock units and non-statutory stock options. The 2007 Directors' Plan replaced the Non-Employee Directors Equity Incentive Plan, under which no further awards may be granted.

(i) *Stock Option Awards* – Options to purchase Bunge Limited common shares are granted with an exercise price equal to the grant date fair market value of Bunge Limited common stock. Options expire ten years after the date of grant and generally vest and are generally exercisable on the third anniversary of the grant date. Vesting may be accelerated in certain circumstances as provided in the 2007 Directors' Plan.

(ii) *Restricted Stock Units* – Restricted stock units granted to non-employee directors generally vest on the first anniversary of the grant date, provided the director continues to serve on the Board until such date, and are settled in Bunge Limited common stock. RSUs granted as part of our Chairman's supplemental annual retainer vest on December 31 of the year of grant. At the time of payment, a participant holding a restricted stock unit or deferred restricted stock unit is also entitled to receive corresponding dividend equivalent share payments.

The fair value of each stock option granted under any of Bunge's equity incentive plans is estimated on the grant date using the Black-Scholes-Merton option-pricing model with the assumptions noted in the following table. The expected volatility of Bunge's common shares is based on historical volatility calculated using the daily closing price of Bunge's shares up to the grant date. Bunge uses historical employee exercise behavior for valuation purposes. The expected option term of granted options represents the period of time that the granted options are expected to be outstanding based on historical experience and giving consideration for the contractual terms, vesting periods and expectations of future employee behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon bonds with a term equal to the expected option term of the respective grants and grant dates.

		DECEMBER 31,	
ASSUMPTIONS:	**2015**	2014	2013
Expected option term (in years)	**5.87**	6.02	6.00
Expected dividend yield	**1.67%**	1.51%	1.45%
Expected volatility	**27.47%**	40.91%	43.23%
Risk-free interest rate	**1.73%**	1.84%	1.01%

A summary of option activity under the plans for the year ended December 31, 2015 is presented below (Aggregate intrinsic values in U.S. dollar millions):

OPTIONS	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE
Outstanding at January 1, 2015	4,533,492	$ 73.70		
Granted	868,825	81.61		
Exercised	(455,612)	64.48		
Forfeited or expired	(151,034)	85.37		
Outstanding at December 31, 2015	**4,795,671**	**$75.64**	**6.01**	**$ 7**
Exercisable at December 31, 2015	**3,249,937**	**$73.58**	**4.78**	**$ 7**

The weighted-average grant date fair value of options granted during the years ended December 31, 2015, 2014 and 2013 was $19.36, $28.25 and $26.95, respectively. The total intrinsic value of options exercised during the years ended December 31, 2015, 2014 and 2013 was approximately $11 million, $34 million and $29 million, respectively. The excess tax benefit classified as a financing cash flow was not significant for any of the periods presented.

At December 31, 2015, $17 million of total unrecognized compensation cost related to non-vested stock options granted under the Equity Incentive Plan is expected to be recognized over the next two years.

F-42 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. SHARE-BASED COMPENSATION (Continued)

A summary of activity under Bunge's restricted stock unit plans for the year ended December 31, 2015 is presented below.

RESTRICTED STOCK UNITS	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE
Restricted stock units at January 1, 2015[1]	1,149,538	$74.49
Granted	499,961	81.97
Vested/issued[2]	(250,656)	72.07
Forfeited/cancelled[2]	(238,215)	70.32
Restricted stock units at December 31, 2015[1]	1,160,628	$79.16

(1) Excludes accrued unvested dividends, which are payable in shares upon vesting of Bunge's common shares.

(2) During the year ended December 31, 2015, Bunge issued 499,961 common shares, net of common shares withheld to cover taxes, including related common shares representing accrued dividends, with a weighted-average fair value of $81.83 per share. During the year ended December 31, 2015, Bunge canceled approximately 205,351 shares related to performance-based restricted stock unit awards that did not vest due to non-achievement of performance targets and performance-based restricted stock unit awards that were withheld to cover payment of employee related taxes.

The fair value of RSU and performance based awards is determined based on the market value of the Company's shares on the grant date. The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2015, 2014 and 2013 was $81.97, $79.26 and $74.40, respectively.

At December 31, 2015, there was approximately $41 million of total unrecognized compensation cost related to restricted stock units share-based compensation arrangements under the 2009 EIP, the Equity Incentive Plan and the 2007 Non-Employee Directors' Plan, which is expected to be recognized over the next two years. The total fair value of restricted stock units vested during the year ended December 31, 2015 was approximately $20 million.

Common Shares Reserved for Share-Based Awards. The 2007 Directors' Plan and the 2009 EIP provide that 600,000 and 10,000,000 common shares, respectively, are to be reserved for grants of stock options, stock awards and other awards under the plans. At December 31, 2015, 235,321 and 2,385,479 common shares were available for future grants under the 2007 Directors' Plan and the 2009 EIP, respectively.

25. LEASE COMMITMENTS

Bunge routinely leases storage facilities, transportation equipment and office facilities under operating leases. Future minimum lease payments by year and in the aggregate under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 2015 are as follows:

(US$ in millions)	MINIMUM LEASE PAYMENTS
2016	$ 133
2017	102
2018	85
2019	65
2020	54
Thereafter	195
Total	$ 634

Net rent expense under non-cancelable operating leases is as follows:

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Rent expense	**$182**	$259	$204
Sublease income	**(6)**	(22)	(23)
Net rent expense	**$176**	$237	$181

In addition, Bunge enters into agricultural partnership agreements for the production of sugarcane. These agreements have an average remaining life of four years and cover approximately 211,000 hectares of land under cultivation. Amounts owed under these agreements are dependent on several variables including the quantity of sugarcane produced per hectare, the total recoverable sugar ("ATR") per ton of sugarcane produced and the price for each kilogram of ATR as determined by Consecana, the São Paulo state sugarcane, sugar and ethanol council. During the years ended December 31, 2015, 2014 and 2013, Bunge made payments related to these agreements of $125 million, $162 million and $169 million, respectively. Of these amounts $75 million, $95 million and $107 million, respectively, were payments for advances on future production and $50 million, $67 million and $62 million, respectively, were included in cost of goods sold in the consolidated statements of income for the years ended December 31, 2015, 2014 and 2013, respectively.

26. SEGMENT INFORMATION

Bunge has five reportable segments – Agribusiness, Edible Oil Products, Milling Products, Sugar and Bioenergy, and Fertilizer – which are organized based upon similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The Agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The Edible Oil Products segment involves the

2015 Bunge Annual Report F-43

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (Continued)

processing, production and marketing of products derived from vegetable oils. The Milling Products segment involves the processing, production and marketing of products derived primarily from wheat and corn. The Sugar and Bioenergy segment involves sugarcane growing and milling in Brazil, sugar merchandising in various countries, as well as sugarcane-based ethanol production and corn-based ethanol investments and related activities. Following the classification of the Brazilian fertilizer distribution and North American fertilizer businesses as discontinued operations, the activities of the Fertilizer segment include its port operations in Brazil and Argentina and its blending and retail operations in Argentina.

The "Discontinued Operations & Unallocated" column in the following table contains the reconciliation between the totals for reportable segments and Bunge consolidated totals, which consist primarily of amounts attributable to discontinued operations, corporate items not allocated to the operating segments and inter-segment eliminations. Transfers between the segments are generally valued at market. The revenues generated from these transfers are shown in the following table as "Inter-segment revenues" segments.

(US$ in millions)	AGRIBUSINESS	EDIBLE OIL PRODUCTS	MILLING PRODUCTS	SUGAR AND BIOENERGY	FERTILIZER	DISCONTINUED OPERATIONS & UNALLOCATED	TOTAL
2015							
Net sales to external customers	$31,267	$6,698	$1,609	$3,495	$386	$ -	$43,455
Inter-segment revenues	3,499	178	37	12	-	(3,726)	-
Gross profit	1,858	404	237	164	30	-	2,693
Foreign exchange gains (losses)	67	-	(8)	(68)	1	-	(8)
Noncontrolling interests(1)	(9)	(8)	-	-	(1)	19	1
Other income (expense) - net	(3)	4	(3)	(15)	(1)	-	(18)
Segment EBIT(3)	1,108	59	103	(27)	5	-	1,248
Discontinued operations(2)	-	-	-	-	-	35	35
Depreciation, depletion and amortization	(234)	(90)	(46)	(160)	(15)	-	(545)
Investments in affiliates	249	-	-	80	-	-	329
Total assets	11,840	1,963	1,343	2,318	299	159	17,922
Capital expenditures	359	63	60	125	17	25	649
2014							
Net sales to external customers	$ 42,109	$ 7,972	$ 2,064	$ 4,542	$ 474	$ -	$ 57,161
Inter-segment revenues	3,510	161	88	-	-	(3,759)	-
Gross profit	1,742	548	311	(41)	61	-	2,621
Foreign exchange gains (losses)	39	(4)	(8)	19	1	-	47
Noncontrolling interests(1)	(23)	(9)	-	(1)	(5)	36	(2)
Other income (expense) - net	8	5	(4)	10	(2)	-	17
Segment EBIT	890	58	131	(168)	45	-	956
Discontinued operations(2)	-	-	-	-	-	32	32
Depreciation, depletion and amortization	(240)	(96)	(47)	(208)	(16)	-	(607)
Investments in affiliates	178	-	-	116	-	-	294
Total assets	14,275	2,235	1,174	3,143	356	249	21,432
Capital expenditures	411	95	103	193	16	21	839
2013							
Net sales to external customers	$ 45,507	$ 9,165	$ 2,012	$ 4,215	$ 448	$ -	$ 61,347
Inter-segment revenues	4,978	138	9	61	3	(5,189)	-
Gross profit	1,797	540	262	92	69	-	2,760
Foreign exchange gains (losses)	41	5	(1)	3	5	-	53
Noncontrolling interests(1)	31	(7)	-	9	(5)	71	99
Other income (expense) - net	(2)	10	2	-	34	-	44
Segment EBIT	1,032	163	125	(60)	69	-	1,329
Discontinued operations(2)	-	-	-	-	-	97	97
Depreciation, depletion and amortization	(240)	(99)	(28)	(184)	(17)	-	(568)
Investments in affiliates	185	-	-	56	-	-	241
Total assets	18,898	2,420	1,242	3,512	353	356	26,781
Capital expenditures	395	146	56	346	23	76	1,042

(1) Includes the noncontrolling interests' share of interest and tax to reconcile to consolidated noncontrolling interests.

(2) Represents net income (loss) from discontinued operations.

(3) In addition, Bunge recorded pre-tax impairment charges of $57 million, of which $15 million, $14 million and $13 million are included in cost of goods sold, selling, general and administrative expenses and goodwill impairment, respectively primarily related to the announced closure of an oil packaging plant in the United States, the impairment of an equity method investment in a freight shipping company in Europe, and a pre-tax goodwill impairment charge related to the tomato products business in Brazil. Of these pre-tax impairment charges, $14 million was allocated to the Agribusiness segment and $28 million was allocated to the Edible Oil segment.

F-44 2015 Bunge Annual Report

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (Continued)

Total segment earnings before interest and taxes ("EBIT") is an operating performance measure used by Bunge's management to evaluate segment operating activities. Bunge's management believes total segment EBIT is a useful measure of operating profitability, since the measure allows for an evaluation of the performance of its segments without regard to its financing methods or capital structure. In addition, EBIT is a financial measure that is widely used by analysts and investors in Bunge's industries.

A reconciliation of total segment EBIT to net income attributable to Bunge follows:

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Total segment EBIT from continuing operations	$1,248	$ 956	$1,329
Interest income	43	87	76
Interest expense	(258)	(347)	(363)
Income tax (expense) benefit	(296)	(249)	(904)
Income (loss) from discontinued operations, net of tax	35	32	97
Noncontrolling interests' share of interest and tax	19	36	71
Net income attributable to Bunge	$ 791	$ 515	$ 306

Net sales by product group to external customers were as follows:

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Agricultural Commodity Products	$31,267	$ 42,109	$ 45,507
Edible Oil Products	6,698	7,972	9,165
Wheat Milling Products	1,054	1,462	1,226
Corn Milling Products	555	602	786
Sugar and Bioenergy Products	3,495	4,542	4,215
Fertilizer Products	386	474	448
Total	$43,455	$ 57,161	$ 61,347

Geographic area information for net sales to external customers, determined based on the location of the subsidiary making the sale, and long-lived assets follows:

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Net sales to external customers:			
Europe	$14,346	$18,234	$19,821
United States	10,256	12,199	12,764
Brazil	6,117	10,422	9,679
Asia-Pacific	8,680	10,932	12,516
Argentina	1,490	1,857	2,609
Canada	1,245	1,784	2,220
Rest of world	1,321	1,733	1,738
Total	$43,455	$57,161	$61,347

(US$ in millions)	YEAR ENDED DECEMBER 31, 2015	2014	2013
Long-lived assets[1]:			
Europe	$1,074	$1,181	$1,301
United States	1,130	1,022	965
Brazil	2,086	2,711	3,145
Asia-Pacific	558	572	565
Argentina	204	257	248
Canada	400	347	316
Rest of world	377	480	540
Total	$5,829	$6,570	$7,080

(1) Long-lived assets include property, plant and equipment, net, goodwill and other intangible assets, net, investments in affiliates and non-current assets held for sale.

2015 Bunge Annual Report F-45

BUNGE LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(US$ in millions, except per share data)	QUARTER FIRST	SECOND	THIRD	FOURTH	YEAR END
2015					
Net sales	$ 10,806	$ 10,782	$ 10,762	$ 11,105	$ 43,455
Gross profit	710	535	745	703	2,693
Income (loss) from discontinued operations, net of tax	14	1	21	(1)	35
Net income (loss)	260	93	234	203	790
Net income (loss) attributable to Bunge	263	86	239	203	791
Earnings per common share - basic(1)					
Net income (loss)	$ 1.79	$ 0.65	$ 1.63	$ 1.42	$ 5.50
Net income (loss) from continuing operations	$ 1.61	$ 0.50	$ 1.45	$ 1.33	$ 4.90
Net income (loss) from discontinued operations	0.10	0.01	0.14	(0.01)	0.24
Net income (loss) to Bunge common shareholders	$ 1.71	$ 0.51	$ 1.59	$ 1.32	$ 5.14
Earnings per common share - diluted(1)					
Net income (loss)	$ 1.69	$ 0.64	$ 1.54	$ 1.35	$ 5.19
Net income (loss) from continuing operations	$ 1.58	$ 0.50	$ 1.42	$ 1.31	$ 4.84
Net income (loss) from discontinued operations	0.09	-	0.14	(0.01)	0.23
Net income (loss) to Bunge common shareholders	$ 1.67	$ 0.50	$ 1.56	$ 1.30	$ 5.07
Weighted-average number of shares:					
Weighted-average number of shares outstanding - basic	145,164,587	143,726,689	143,361,057	142,466,906	143,671,546
Weighted-average number of shares outstanding - diluted	153,817,713	144,626,753	151,794,399	150,744,716	152,238,967
Market price:					
High	$ 92.31	$ 92.85	$ 89.86	$ 79.41	
Low	$ 78.50	$ 83.16	$ 68.94	$ 61.81	
2014					
Net sales	$ 13,461	$ 16,793	$ 13,676	$ 13,231	$ 57,161
Gross profit	414	793	719	695	2,621
Income (loss) from discontinued operations, net of tax	(5)	15	27	(5)	32
Net income (loss)	(19)	277	304	(45)	517
Net income (loss) attributable to Bunge	(13)	288	294	(54)	515
Earnings per common share - basic(1)					
Net income (loss)	$ (0.13)	$ 1.89	$ 2.09	$ (0.31)	$ 3.54
Net income (loss) from continuing operations	$ (0.15)	$ 1.75	$ 1.77	$ (0.39)	$ 2.98
Net income (loss) from discontinued operations	(0.03)	0.10	0.19	(0.04)	0.22
Net income (loss) to Bunge common shareholders	$ (0.18)	$ 1.85	$ 1.96	$ (0.43)	$ 3.20
Earnings per common share - diluted(1)					
Net income (loss)	$ (0.13)	$ 1.79	$ 1.97	$ (0.31)	$ 3.51
Net income (loss) from continuing operations	$ (0.15)	$ 1.71	$ 1.73	$ (0.39)	$ 2.96
Net income (loss) from discontinued operations	(0.03)	0.10	0.17	(0.04)	0.21
Net income (loss) to Bunge common shareholders	$ (0.18)	$ 1.81	$ 1.90	$ (0.43)	$ 3.17
Weighted-average number of shares:					
Weighted-average number of shares outstanding - basic	147,497,638	146,477,301	145,528,313	145,365,696	146,209,508
Weighted-average number of shares outstanding - diluted	147,497,638	155,039,427	154,189,825	145,365,696	147,230,778
Market price:					
High	$ 81.92	$ 81.38	$ 86.36	$ 92.91	
Low	$ 73.51	$ 74.68	$ 73.54	$ 80.97	

(1) Earnings per share to Bunge common shareholders for both basic and diluted is computed independently for each period presented. As a result, the sum of the quarterly earnings per share for the years ended December 31, 2015 and 2014 does not equal the total computed for the year.

BUNGE LIMITED AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. BUNGE LIMITED Dated: February 25, 2016 By: /s/ ANDREW J. BURKE Andrew J. Burke Chief Financial Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. February 25, 2016 By: /s/ SOREN SCHRODER Soren Schroder Chief Executive Officer February 25, 2016 By: /s/ ANDREW J. BURKE Andrew J. Burke Chief Financial Officer February 25, 2016 By: /s/ J. MATT SIMMONS, JR. J. Matt Simmons, Jr. Controller and Principal Accounting Officer February 25, 2016 By: /s/ ERNEST G. BACHRACH Ernest G. Bachrach Director February 25, 2016 By: /s/ ENRIQUE H. BOILINI Enrique H. Boilini Director February 25, 2016 By: /s/ CAROL M. BROWNER Carol M. Browner Director February 25, 2016 By: /s/ PAUL CORNET DE WAYS-RUART Paul Cornet De Ways-Ruart Director February 25, 2016 By: /s/ BERNARD DE LA TOUR D’AUVERGNE LAURAGUAIS Bernard de La Tour d’Auvergne Lauraguais Director 2015 Bunge Annual Report S-1

 February 25, 2016 By: /s/ WILLIAM ENGELS William Engels Director February 25, 2016 By: /s/ ANDREW FERRIER Andrew Ferrier Director February 25, 2016 By: /s/ KATHLEEN HYLE Kathleen Hyle Director February 25, 2016 By: /s/ JOHN E. MCGLADE John E. McGlade Director February 25, 2016 By: /s/ L. PATRICK LUPO L. Patrick Lupo Director and Chairman of the Board of Directors S-2 2015 Bunge Annual Report

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 26MAR200813571231 Corporate Office Bunge Limited 50 Main Street White Plains, NY 10606 U.S.A. 914-684-2800 Contact Information Corporate and Investor Relations 914-684-3476 Board of Directors L. Patrick Lupo, Chairman Ernest G. Bachrach Enrique H. Boilini Carol M. Browner Paul Cornet de Ways-Ruart Bernard de La Tour d’Auvergne Lauraguais William Engels Andrew Ferrier Kathleen Hyle John E. McGlade Soren Schroder, CEO, Bunge Limited Shareholder Website www.computershare.com/investor Investor Information Copies of the company’s annual report, filed with the Securities and Exchange Commission (SEC) on Form 10-K, and other SEC filings can be obtained free of charge on our website at www.bunge.com or by contacting our Investor Relations department. Stock Listing New York Stock Exchange Ticker Symbol: BG Transfer Agent Computershare, Inc. 480 Washington Boulevard Jersey City, NJ 07310-1900 U.S.A. U.S. Shareholders Toll-Free 800-851-9677 Shareholders Outside the U.S. 201-680-6578 TDD for Hearing-Impaired U.S. Shareholders 800-231-5469 TDD for Hearing-Impaired Shareholders Outside the U.S. 201-680-6610 Annual Meeting The annual meeting will be held on May 25, 2016, at 10:00 a.m. at the Sofitel Hotel, 45 West 44th Street, New York, NY 10036, U.S.A. See the proxy statement for additional information. Independent Auditors Deloitte & Touche LLP www.bunge.com

 Shareholder Information Design by Addison www.addison.com 50 Main Street White Plains, New York 10606 U.S.A. www.bunge.com Bunge 2015 Annual Report